As filed with the Securities and Exchange Commission on May 14, 2004
Registration No. 333-112718

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MarketAxess Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	6211	52-2230784
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

140 Broadway, 42nd Floor

New York, NY 10005
Telephone: (212) 813-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard M. McVey

Chief Executive Officer
MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, NY 10005
(212) 813-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent for Service)

Copies to:

Adam J. Kansler, Esq. Brian B. Margolis, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000	Luciana Fato, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Registered (1)	Per Share (2)	Price (2)	Registration Fee (3)

Common stock, par value $0.003 per share	10,350,000	$18.00	$186,300,000	$23,605

(1)	Includes 1,350,000 shares which may be sold pursuant to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)	$23,605 has previously been paid.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED MAY 14, 2004

PROSPECTUS

9,000,000 Shares

Common Stock

        MarketAxess Holdings Inc. is offering 3,000,000 shares of its common stock and the selling stockholders identified in this prospectus are offering an additional 6,000,000 shares of common stock. MarketAxess will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

      Some of the selling stockholders are significant clients of MarketAxess. In addition, affiliates of each of the underwriters is a selling stockholder in this offering. For additional information, see “Prospectus Summary — Dependence on Our Broker-Dealer Clients Who Are Also Our Stockholders; Potential Conflicts of Interest” and “Risk Factors — Risks Related to the Potential Conflicts of Interest With Our Broker- Dealer Clients Who Are Also Our Stockholders.”

      This is the initial public offering of our common stock. The estimated initial public offering price will be between $16.00 and $18.00 per share.

      Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MKTX.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus.

		Underwriting		Net Proceeds to
		Discounts and	Net Proceeds to	Selling
	Price to Public	Commissions	MarketAxess	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

      Some of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,350,000 additional shares of our common stock to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of our common stock to investors in New York, New York on                     , 2004.

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Co-Managers

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

UBS Investment Bank

Thomas Weisel Partners LLC

                    , 2004

[GRAPHICS TO FOLLOW BY AMENDMENT]

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	8
Special Note Regarding Forward-Looking Statements	26
Use of Proceeds	27
Dividend Policy	27
Capitalization	28
Dilution	30
Selected Consolidated Financial and Other Data	33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	35
Business	62
Management	82
Certain Relationships and Related Party Transactions	92
Principal and Selling Stockholders	100
Description of Capital Stock	107
Shares Eligible for Future Sale	111
Material United States Federal Income Tax Considerations to Non-U.S. Holders	113
Underwriting	115
Legal Matters	118
Experts	118
Where You Can Find More Information	118
Index To Financial Statements	F-1

      Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is the most important information about us and this offering in this summary, you should read the entire prospectus carefully, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “MarketAxess” refer to the consolidated operations of MarketAxess Holdings Inc., and its primary operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited.

Our Business

      MarketAxess operates one of the leading platforms for the electronic trading of fixed-income securities. Since our inception, the vast majority of our revenues has been generated from the trading of U.S. high-grade corporate bonds, although an increasing percentage of our revenues has recently been derived from the trading of European high-grade corporate bonds. We serve as an electronic platform through which our approximately 600 institutional investor clients can access the liquidity provided by our 19 leading broker-dealer clients. We also provide data and analytical tools that help our clients make trading decisions and we facilitate the trading process by electronically communicating order information between trading counterparties.

      Our multi-dealer trading platform allows our institutional investor clients to simultaneously receive competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds and European high-grade corporate bonds, we also offer our clients the ability to trade emerging markets bonds, which we define as sovereign and corporate bonds issued by entities domiciled in an emerging markets country, including both high-grade and non-investment grade debt. In addition, we recently announced a strategic alliance to provide our institutional investor clients with access to the U.S. government bond market.

      We derive our revenues primarily from commissions paid by our broker-dealer clients for trades executed on our platform (which represented 93% of our revenues for the three months ended March 31, 2004) and, to a lesser extent, from information and user access fees charged to our institutional investor clients (which represented 3% of our revenues for the three months ended March 31, 2004) and license fees for access to our trading platform charged to certain of our broker-dealer clients (which represented 3% of our revenues for the three months ended March 31, 2004).

      Traditionally, bond trading has been a manual process with product and price discovery conducted between two or more parties over the telephone between two or more parties. This traditional process, which is still how most corporate bonds are traded, has a number of shortcomings resulting primarily from the lack of a central trading facility for these securities, which creates difficulty matching buyers and sellers for particular issues. In recent years, an increasing number of corporate bond trading participants have utilized e-mail and other electronic means of communication (including proprietary single-dealer systems) for trading corporate bonds. While this has addressed some of the shortcomings associated with traditional corporate bond trading, the process is still hindered by a lack of liquidity, a lack of price transparency, high transaction costs, compliance and regulatory challenges, and the difficulty of implementing numerous trades at one time.

      Through our electronic platform, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients’ inventory available on our platform, access to real-time pricing information and analytical tools available on our Corporate BondTickerTM service and the ability to obtain competitive bids and offers from our broker-dealer clients during the trade process. Our services relating to trade execution include, in addition to single- and multiple-dealer inquiries, list trading, which is the ability to request bids and offers on multiple bonds at the same time, and swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients.

      We are not a party to the actual trades that occur on our platform and we do not at any time take title to the traded securities or the proceeds from the sale of such securities. Rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price, and then transact with each other.

      Our client base includes 19 of the largest broker-dealers in global fixed-income trading and approximately 600 institutional investor firms, including 80 of the top 100 global holders of U.S. corporate bonds, as measured by Thomson Financial. Our broker-dealer clients accounted for approximately 98% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 59% of the underwriting of newly-issued European high-grade corporate bonds in 2003, and include 9 of the top 10 broker-dealers as ranked by 2003 new-issue underwriting volume of European high-grade corporate bonds. We believe these broker-dealers also represent the principal source of secondary market liquidity in such securities, as well as in emerging markets bonds. Secondary market liquidity refers to the ability of market participants to buy or sell a security quickly and in large volume subsequent to the original issuance of the security, without substantially affecting the price of the security.

      Since the commercial launch of our electronic trading platform in January 2001, we have experienced significant growth in trading volume and strengthened our market position. Our annual trading volume has grown from $11.7 billion in 2001, to $48.4 billion in 2002 and $192.2 billion in 2003. For the year ended December 31, 2003, 73.0% of our trading volume was in U.S. high-grade corporate bonds, 16.5% of our trading volume was in European high-grade corporate bonds and 10.5% of our trading volume was in other bonds, including emerging markets bonds. As a result of this growth in trading volume, our revenues have increased from $6.6 million in 2001, to $18.7 million in 2002 and $58.5 million in 2003, and our net income has increased from a loss of $62.7 million in 2001, to a loss of $32.6 million in 2002 and to income of $7.1 million in 2003.

Our Competitive Strengths

•	Trading Volume. Our trading volume across all of our products was $192.2 billion in 2003 and $75.0 billion in the three months ended March 31, 2004. Our growing trading volume, particularly in U.S. high-grade corporate bonds and in European high-grade corporate bonds, combined with the participation on our platform of our broker-dealer and institutional investor clients, attracts client attention and order flow, thereby, we believe, further increasing the liquidity of the securities available on our platform. As broker-dealers and institutional investors increase the proportion of their activity conducted on our platform and as new clients join the platform, we expect the liquidity of the securities available on our platform to continue to increase.

•	Execution Benefits to Institutional Investor Clients. Our electronic trading platform enables institutional investors to simultaneously view competing bids and offers from multiple broker-dealers. We believe that this creates an environment that motivates our broker-dealer clients to provide competitive prices. We believe that the improved efficiency we provide also reduces overall trading costs to institutional investors by reducing the time and labor required to conduct broad product and price discovery. Our electronic trading platform allows our institutional investor clients to easily find securities that match their risk and return objectives, and efficiently make changes in asset allocation.

•	Execution Benefits to Broker-Dealer Clients. We enable our broker-dealer clients to broaden their distribution and reach institutional investors who previously were not trading clients of such broker-dealers, without adding the costs associated with additional sales professionals. As a result, they can achieve enhanced bond inventory turnover, which may limit credit exposure and enhance overall returns on capital.

•	Improved Trading Accuracy, Efficiency and Compliance. By processing trades electronically, our platform provides an automated audit trail for each stage in the trading cycle, thereby helping our clients improve their risk monitoring and compliance. We believe that the automated audit trail, together with the ability to view competing bids and offers from multiple broker-dealers, gives fiduciaries the ability to demonstrate best execution. In addition, we believe that the ability to automate transaction processing (commonly referred to as straight-through processing) improves accuracy and efficiency by reducing the number of times data need to be manually entered.

•	Robust, Scalable Technology Platform. We have developed proprietary technology that is highly secure and fault-tolerant, and that provides adequate capacity for our current operations and substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

•	Proven Innovator with an Experienced Management Team. Since our inception, we have consistently been an innovator in the fixed-income securities markets, introducing new functionality to our platform to meet the needs of broker-dealers and institutional investors. Our management team is comprised of executives with an average of more than 20 years’ experience in the securities industry.

Our Strategy

      Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors to enable them to communicate and trade more easily and efficiently. We believe that our strong competitive position, our large network of clients and our proven ability to introduce new products and services that anticipate and respond to client needs will enable us to achieve this goal. The key elements of our strategy include:

•	enhance the liquidity of securities traded on our platform and broaden our client base in our existing markets;

•	leverage our existing technology and client relationships to expand into new segments of the fixed-income securities market;

•	continue to strengthen and expand our trade-related service offerings;

•	expand our data and information services offerings; and

•	pursue strategic alliances and select acquisitions.

Dependence on Our Broker-Dealer Clients Who Are Also Our Stockholders; Potential Conflicts of Interest

     Stock Ownership

      MarketAxess was formed in April 2000 by affiliates of Bear Stearns, Chase Manhattan Bank and J.P. Morgan. Since our formation, we have received substantially all of our equity financing from certain of our broker-dealer clients, including (either directly or through affiliates) Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., the joint book-running managers of this offering. We also received equity investments from affiliates of Banc of America Securities LLC, Bear, Stearns & Co., Inc. and UBS Securities LLC, each of which is an underwriter of this offering. In addition, through our acquisition of Trading Edge, affiliates of Thomas Weisel Partners LLC, one of the underwriters of this offering, became stockholders of MarketAxess.

      Prior to this offering, assuming the conversion of our outstanding preferred stock into common stock and assuming the exercise in full of a warrant to purchase 5,000,002 shares of our common stock held by affiliates of six of our broker-dealer client stockholders (including affiliates of four of the underwriters), at an exercise price of $0.003 per share, the underwriters named in this prospectus owned, in the aggregate, directly or through affiliates, approximately 71.0% of our outstanding voting and non-voting common stock. Following this offering, those same broker-dealer clients will own, in the aggregate, directly or through affiliates, approximately 47.4% of our common stock (or approximately 42.8% of our common stock if the underwriters’

option to purchase additional shares is exercised in full). To the extent that some or all of these broker-dealer clients or their affiliates vote similarly, they may be able to influence decisions requiring approval by our stockholders. See “Principal and Selling Stockholders.”

      Several of our broker-dealer clients who are not underwriters of this offering have also made equity investments in MarketAxess. Specifically, ABN Amro, BNP Paribas, Deutsche Bank and Lehman Brothers or their affiliates are our stockholders.

     Revenues

      We have historically earned a substantial portion of our commissions from the nine broker-dealer clients (ABN Amro, BNP Paribas, Banc of America, Bear Stearns, Credit Suisse First Boston, Deutsche Bank, JPMorgan, Lehman Brothers and UBS) that are (or whose affiliates are) our stockholders. For the year ended December 31, 2001, $3.5 million or 81.8% of our commissions, for the year ended December 31, 2002, $12.3 million or 79.0% of our commissions, for the year ended December 31, 2003, $33.0 million or 62.5% of our commissions, and for the three months ended March 31, 2004, $10.6 million or 59.4% of our commissions, were generated by these nine broker-dealer clients.

     Board of Directors

      We currently have eight board members, seven of whom are not our employees. Of those seven non-employee directors, three were designated by entities that are broker-dealer clients and stockholders of MarketAxess, and two of those three are currently employees of affiliates of underwriters of this offering.

     Other Businesses

      Our broker-dealer clients currently compete with us and our electronic trading platform and we expect them to do so in the future. Our broker-dealer clients buy and sell fixed-income securities directly with their clients through traditional bond trading methods, including telephone conversations, e-mail messaging and other electronic means of communication, including proprietary single-dealer systems.

      We cannot be assured that such broker-dealers’ primary commitments will not be to one of our competitors. Other companies, including some owned by some of our broker-dealer clients, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that will compete with us. Furthermore, our broker-dealer clients may in the future make investments in or enter into agreements with businesses that directly or indirectly compete with us.

     Sale of Stock in the Offering

      Each of the six firms that are underwriters in this offering or their affiliates will be selling stockholders in this offering. These institutions, the respective number of shares they will sell and the corresponding percentage of their total ownership interest these sales represent, are listed below:

	Assuming no exercise of		Assuming full exercise of
	over-allotment option		over-allotment option

		Percentage		Percentage
		of their		of their
	Number of	pre-offering	Number of	pre-offering
Name of Underwriter	Shares Sold	ownership	Shares Sold	ownership

Credit Suisse First Boston	808,622	26.05%	1,025,407	33.03%
J.P. Morgan Securities	1,378,111	25.43%	1,771,019	32.68%
Banc of America Securities	487,394	25.97%	622,496	33.17%
Bear, Stearns & Co.	660,483	25.43%	848,791	32.68%
UBS Securities	166,667	50.00%	166,667	50.00%
Thomas Weisel Partners	253,392	46.52%	253,392	46.52%

      Reduced involvement of these broker-dealer clients after this offering due to their loss of the right to designate a member of our board of directors, or the reduction in the level of their equity ownership due to their selling a significant portion of their shares of our common stock in this offering, may cause them to reduce or discontinue their use of our electronic trading platform and other services, which could negatively impact the use of our platform by our institutional investor clients.

     Potential Conflicts of Interest

      For more information concerning the potential conflicts of interest that may arise as a result of the various roles (broker-dealer client, stockholder, underwriter and selling stockholder) played by certain of our broker-dealer clients, please see the section “Risk Factors — Risks Related to the Potential Conflicts of Interest With Our Broker-Dealer Clients Who Are Also Our Stockholders.”

Determination of Initial Public Offering Price

      There has been no public market for our common stock prior to this offering. We and the underwriters, including the “qualified independent underwriter,” will negotiate the initial public offering price. Factors that will be considered include:

•	prevailing market conditions;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

      We and the underwriters, including the “qualified independent underwriter,” will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies.

Company Information

      Our business was incorporated in the State of Delaware on April 11, 2000. Our principal executive offices are located at 140 Broadway, 42nd Floor, New York, New York 10005. Our telephone number is (212) 813-6000. The address of our website is www.marketaxess.com. The information contained on our website does not constitute a part of this prospectus.

      We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting® and BondLink®, and have applied for federal registration of the mark ActivesTM. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by MarketAxess	3,000,000 shares

Common stock offered by the selling stockholders	6,000,000 shares (7,350,000 shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after the offering	20,083,416 shares

Non-voting common stock to be outstanding after the offering	4,335,175 shares

Proposed Nasdaq National Market symbol	MKTX

Use of proceeds	For general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds to expand our current business through strategic alliances and select acquisitions. See “Use of Proceeds.”

      Except as otherwise indicated, whenever we present the number of shares of our common stock outstanding, we have:

•	based this information on the shares outstanding as of May 14, 2004, excluding:

•	5,039,014 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.95 per share;

•	5,000,002 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.003 per share;

•	7,967 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $130.65 per share;

•	559,728 shares of common stock available for issuance under our existing stock option plans; and

•	an additional 2,400,000 shares of common stock reserved for issuance under the stock option plan adopted in connection with this offering;

•	given effect to a one-for-three reverse stock split of our common stock to be effected prior to the completion of this offering;

•	given effect to the conversion of our outstanding preferred stock into common stock and non-voting common stock upon completion of this offering; and

•	assumed no exercise of the underwriters’ over-allotment option (which is being granted to the underwriters by certain of our selling stockholders and not by MarketAxess).

Summary Consolidated Financial and Other Data

     The following tables set forth, for the periods and at the dates indicated, our summary consolidated financial data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

	April 11, 2000
	(date of
	inception)				Three Months
	through	Year Ended December 31,			Ended March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)				(unaudited)
Statement of Operations Data:

Revenues
Commissions
U.S. high-grade	$47	$3,392	$13,390	$40,310	$6,958	$11,424
European high-grade	—	47	975	7,126	1,009	4,521
Other	—	833	1,190	5,364	888	1,804

Total commissions	47	4,273	15,555	52,800	8,855	17,750
Information and user access fees	—	13	287	1,144	122	489
License fees	—	—	924	4,145	1,679	582
Other(1)	1,666	2,313	1,936	371	86	352

Total revenues	1,713	6,598	18,702	58,460	10,743	19,173

Total expenses	18,548	69,262	51,290	51,140	12,467	15,247

Income (loss) before taxes	$(16,835)	$(62,663)	$(32,589)	$7,320	$(1,724)	$3,926
Provision for income tax	—	—	—	190	—	92

Net income (loss)	$(16,835)	$(62,663)	$(32,589)	$7,131	$(1,724)	$3,834

Net income (loss) per common share
Basic(2)	$(7.53)	$(23.29)	$(13.33)	$(1.31)	$(1.38)	$0.30
Diluted(2)	N/A	N/A	N/A	N/A	N/A	$0.03
Weighted average number of shares of common stock outstanding
Basic	2,573,979	3,097,994	3,290,326	3,295,423	3,295,423	3,295,931
Diluted	N/A	N/A	N/A	N/A	N/A	31,225,821

	As of March 31, 2004

		Pro Forma
	Actual	As Adjusted(3)

	(in thousands)

	(unaudited)
Balance Sheet Data:

Cash, cash equivalents and short-term investments	$30,531	$76,461
Working capital	34,381	80,311
Total assets	56,069	101,999
Total redeemable convertible preferred stock	162,512	—

	April 11, 2000
	(date of
	inception)				Three Months
	through	Year Ended December 31,			Ended March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(in billions)
Trading Volume Data:
U.S. high-grade	$0.2	$10.0	$39.4	$140.3	$21.0	$45.0
European high-grade	—	0.1	4.2	31.8	4.3	23.6
Other	—	1.5	4.8	20.1	3.6	6.4

Total	$0.2	$11.7	$48.4	$192.2	$28.9	$75.0

(1)	Other revenues consist of interest income, insurance proceeds and other.

(2)	Includes the effect of dividends accrued on our redeemable convertible preferred stock. We are not including diluted net income (loss) per common share for periods in which we had a net loss, as the effect would have been anti-dilutive.

(3)	The pro forma as adjusted balance sheet data give effect to the conversion of all outstanding shares of our convertible preferred stock into 14,550,649 shares of common stock and 4,200,155 shares of non-voting common stock upon the closing of this offering, as well as our receipt of the estimated net proceeds from the sale of 3,000,000 shares of our common stock in this offering, at an assumed initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated expenses of this offering.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Potential Conflicts of Interest With Our Broker-Dealer Clients

Who Are Also Our Stockholders

We are dependent on our broker-dealer clients, nine of which are also our stockholders, who are not restricted from buying and selling fixed-income securities directly or through their own proprietary or third-party platforms.

      We rely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by posting bond prices on our platform for bonds in their inventory and responding to institutional investor client inquiries. Although each broker-dealer client is currently a party to an agreement with us, the obligations of each broker-dealer under these agreements are minimal. None of these agreements is exclusive and broker-dealers may terminate such agreements and/or enter into, and in some cases have entered into, similar agreements with our competitors.

      Our broker-dealer clients buy and sell fixed-income securities directly with their clients through traditional bond trading methods, including telephone conversations, e-mail messaging and other electronic methods of communication. Currently, the preponderance of trading of U.S. high-grade corporate bonds still occurs using traditional bond trading methods. Most of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as equity holders, and such ventures or newly created ventures may compete with us and our electronic trading platform now and in the future.

      Consortia owned by some of our broker-dealer clients have developed electronic trading networks or have announced their intention to explore the development of electronic trading networks. These competing trading platforms may offer some features that we do not currently offer. Furthermore, our broker-dealer clients have made, and may in the future continue to make, investments in businesses that directly or indirectly compete with us, including, either individually or collectively, organizing or investing in a separate company similar to us for the purpose of competing with us or pursuing corporate opportunities that might be attractive to us. Accordingly, there can be no assurance that such broker-dealers’ primary commitments will not be to one of our competitors.

      Any reduction in the use of our electronic trading platform by our broker-dealer clients would reduce the number of different bond issues and the volume of trading in those bond issues on our platform which would, in turn, be likely to reduce the use of our platform by our institutional investor clients. The occurrence of any of the foregoing is likely to have a material adverse effect on our business, financial condition and results of operations.

We derive a significant percentage of our total revenues, and an even greater percentage of our commissions, from broker-dealer clients who are also our stockholders.

      We have historically earned a substantial portion of our commissions from the nine broker-dealer clients that are our stockholders. For the year ended December 31, 2001, $3.5 million or 81.8% of our commissions, for the year ended December 31, 2002, $12.3 million or 79.0% of our commissions, for the year ended December 31, 2003, $33.0 million or 62.5% of our commissions, and for the three months ended March 31, 2004, $10.6 million or 59.4% of our commissions, were generated by these nine broker-dealer clients. Additionally, six of these nine broker-dealer clients — Banc of America Securities, Bear Stearns, Credit Suisse First Boston, Deutsche Bank, JPMorgan and Lehman Brothers — have had a right to appoint a member of our board of directors, which right will terminate upon the consummation of this offering. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. Reduced involvement of these broker-

dealer clients after this offering due to their loss of a right to designate a member of our board of directors, or the reduction in the level of their equity ownership due to their selling a portion of their shares of our common stock in this offering, may cause them to reduce or discontinue their use of our electronic trading platform and other services, which could negatively impact the use of our platform by our institutional investor clients. The loss of, or a significant reduction of, participation on our platform by these broker-dealer clients could have a material adverse effect on our business, financial condition and results of operations.

Nine of our broker-dealer clients or their affiliates will beneficially own, in the aggregate, approximately   % of our outstanding voting common stock upon completion of this offering. These broker-dealer clients have strategic interests that differ from those of our other stockholders.

      Upon completion of this offering, nine of our broker-dealer clients or their affiliates will beneficially own, in the aggregate, approximately           % of our outstanding voting common stock (or approximately           % of our voting common stock if the underwriters’ option to purchase additional shares is exercised in full). These broker-dealer clients have strategic interests that are different than ours and those of our other stockholders. For example, in their capacity as broker-dealer clients, they would presumably favor lower commissions and/or commission caps. Furthermore, as stockholders in other consortia that have developed competitive electronic trading networks or have announced their intention to explore the development of competitive electronic trading networks, they may decide to direct some or all of their electronic trading business to one or more of our competitors. While these actions, if taken, would presumably reduce our revenues and our market capitalization, and, therefore, the value of their ownership position in us, there can be no assurance that they will not decide to take such actions for their own strategic reasons.

      We are not a party to any voting agreement with any of our stockholders, other than voting agreements that terminate upon the closing of this offering, and are not aware of any voting agreements among our broker-dealer clients; however, they may enter into a voting agreement in the future or otherwise vote in a similar manner. To the extent that some or all of these broker-dealer clients or their affiliates vote similarly, they may be able to influence decisions requiring approval by our stockholders. As a result, they or their affiliates may be able to:

•	control the composition of our board of directors through their ability to nominate directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may be beneficial to other stockholders.

      As a result of these factors, we may be less likely to pursue relationships with strategic partners who are not stockholders of ours, which could impede our ability to expand our business and strengthen our competitive position. Furthermore, these factors could also limit stockholder value by preventing a change in control or sale of MarketAxess.

Future sales of shares by our broker-dealer clients who are also our stockholders could cause the market price of our common stock to drop significantly.

      All of the shares of common stock and non-voting common stock owned by our broker-dealer clients are subject to a lock-up agreement with the underwriters of this offering, pursuant to which such shares may not be sold for a period of 180 days following the date of this prospectus, unless such restriction is waived by the underwriters. Subject to compliance with the federal securities laws, all of those shares will become available for resale in the public market after 180 days after the date of this prospectus subject only, in the case of “affiliates” of MarketAxess, to volume limitations on resale. For additional information, see “Shares Eligible for Future Sale.”

Risks Related to Our Business

We face substantial competition that could reduce our market share and harm our financial performance.

      The fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

•	other multi-dealer trading companies;

•	market data and information vendors;

•	securities and futures exchanges;

•	inter-dealer brokerage firms;

•	electronic communications networks;

•	technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and

•	other electronic marketplaces that are not currently in the securities business.

      Many of our current and potential competitors are more established and substantially larger than we are, and have substantially greater market presence, as well as greater financial, engineering, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

      Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected. For more information, see “Business — Competition.”

We have experienced losses and may incur losses in the future.

      Our losses were $16.8 million from the period of inception through December 31, 2000, $62.7 million for the year ended December 31, 2001 and $32.6 million for the year ended December 31, 2002. For the year ended December 31, 2003, we reported net income of $7.1 million and for the three months ended March 31, 2004, we reported net income of $3.8 million. We expect that our expenses will increase in the near term as we continue to expand our business and in order to meet the requirements related to being a public company. We cannot predict whether we will be able to sustain profitability and we may incur losses in future periods. If we are not able to sustain profitability, our stock price may decline.

Neither the sustainability of our current level of business nor our growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

      The use of our electronic trading platform is relatively new. The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform. Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests which may discourage their use of our platform.

      Our growth is also dependent on our ability to diversify our revenue base going forward. We currently derive a majority of our revenues from secondary trading in U.S. high-grade corporate bonds. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability.

      Our plans to pursue other opportunities for revenue growth, which we describe in “Business — Our Strategy,” are at an early stage, and we cannot assure you that our plans will be successful or that we will actually proceed with them as described.

Because we have a limited operating history, it is difficult to evaluate our business and prospects.

      MarketAxess was formed in April 2000 and pilot trading on our electronic trading platform began in October 2000 with the commercial launch of the platform in January 2001. As a result, we have only a limited operating history from which you can evaluate our business and our prospects. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

•	attract and retain broker-dealers and institutional investors on a cost-effective basis;

•	expand and enhance reliable and cost-effective product and service offerings to our clients;

•	respond effectively to competitive pressures;

•	diversify our sources of revenues;

•	maintain adequate control of our expenses;

•	operate, support, expand and develop our operations, website, software, communications and other systems;

•	manage growth in personnel and operations;

•	increase awareness of our brand or market positioning;

•	expand our sales and marketing programs; and

•	respond to regulatory changes or demands.

      If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

The cap we recently instituted on one of our pricing plans relating to commissions and fees paid by broker-dealers on our U.S. high-grade corporate bond trading platform could limit our revenues.

      For the year ended December 31, 2002, 71.6% of our revenues, for the year ended December 31, 2003, 69.0% of our revenues, and for the three months ended March 31, 2004, 59.6% of our revenues, came from the commissions paid directly by broker-dealer clients for secondary trading of U.S. high-grade corporate bonds on our electronic trading platform. We recently offered our broker-dealer clients the opportunity to switch to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading, each of which includes a fixed monthly fee component and a variable fee per trade component. For one of these new transaction fee plans, the aggregate amount of transaction fees payable by a broker-dealer client for U.S. high-grade corporate bond trading is capped on a monthly and an annual basis. Currently, two of our broker-dealer clients have selected the pricing plan that includes the fee cap, although 12 other broker-dealer clients will have an opportunity to switch to this pricing plan in September or October of 2004. While the fee cap is designed to encourage all of our broker-dealer clients to be more active on our electronic trading platform, the fee cap limits the maximum amount of commissions payable to us by our most active broker-dealer clients, which could limit our revenues and constrain our growth and profitability. For more information, see

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Revenues — Commissions.”

Decreases in trading volumes in the fixed-income markets generally or on our platform could harm our business and profitability.

      We may experience significant fluctuations in trading volume in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally result in lower revenues from commissions for trades executed on our electronic trading platform and fees generated from related activities.

      Likewise, decreases in our share of the segments of fixed-income trading markets in which we operate could result in lower trading volume on our platform and consequently lower commissions and other revenue. During periods of increased volatility in credit markets, the use of electronic trading platforms by market participants may decrease dramatically as institutional investors may seek to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers may be less likely to post prices electronically.

      A decline in trading volumes on our platform for any reason could have a material adverse effect on our business, financial condition and results of operations because our commissions are largely variable but a significant portion of our costs is fixed.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner, which could harm our competitive position.

      Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

      Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets. Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

      We must continue to enhance and improve our electronic trading platform. The electronic securities trading industry is characterized by increasingly complex systems and infrastructures and new business models. If new industry standards and practices emerge, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

•	enhance our existing products and services;

•	develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients’ or institutional investor clients’ perspective and in relation to the inquiry functionality of our competitors’ systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

      Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

      We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

      In particular, we depend on a third-party vendor for our reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license us products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

      We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or a deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

      We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

      We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

      In order to be successful, we must provide reliable, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

      As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

      We are in the process of transitioning from the current software on which our electronic trading platform is based to new internally-developed software. This change affects both our U.S. high-grade corporate bond platform and our European bond platform, which together accounted for over 80% of our aggregate revenues and almost 90% of our aggregate trading volume in 2003. We cannot assure you that there will not be delays in the implementation of our new software or that, when fully implemented, the new software will fully support the trading activity of our broker-dealer and institutional investor clients on our electronic trading platform. Any significant difficulties with the new software could have a negative impact on the market perception of our platform which, in turn, could have a material adverse effect on our trading volumes, business and results of operations.

      We cannot assure you that we will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

•	irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;

•	power or telecommunications failures, hardware failures or software errors;

•	human error;

•	computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;

•	natural disasters, fires, floods or other acts of God;

•	acts of war or terrorism or other armed hostility; and

•	loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

      In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

•	unanticipated disruptions in service to our clients;

•	slower response times or delays in our clients’ trade execution;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	financial losses and liabilities to clients;

•	litigation or other claims against us, including formal complaints with industry regulatory organizations; and

•	regulatory inquiries, proceedings or sanctions.

      Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

      In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

      We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our electronic trading platform, broker-dealers and institutional investors may become hesitant to use, or reduce or stop their use of, our trading platform.

      Our electronic trading platform involves the storage and transmission of our clients’ proprietary information. The secure transmission of confidential information over public networks is a critical element of our operations. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause broker-dealers and clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

      Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have filed four patent applications covering aspects of our technology and/or business, but can make no assurances that any such patents will issue or, if issued, will protect our business and processes from competition. Additionally, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

      We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

      In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increase, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlap. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend;

•	prevent us from operating our business, or portions of our business;

•	cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporate the challenged intellectual property;

•	require us to redesign our products or services, which may not be feasible;

•	result in significant monetary liability;

•	divert management’s attention and resources; and

•	require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

      We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to enter into additional marketing and strategic alliances or if our current strategic alliances are not successful, we may not maintain the current level of trading or generate increased trading on our trading platform.

      We recently entered into a strategic alliance with BrokerTec USA, L.L.C. and BrokerTec Europe Ltd. pursuant to which our broker-dealer clients that are also participants in the BrokerTec electronic trading platform may access the BrokerTec platform for the purpose of executing orders to buy and sell United States Treasury securities at the request of our institutional investor clients. From time to time, we may enter into additional strategic alliances that will enable us to enter new markets, provide products or services that we do not currently offer or otherwise enhance the value of our platform to our clients.

      Entering into joint ventures and alliances entails risks, including:

•	difficulties in developing and expanding the business of newly formed joint ventures;

•	exercising influence over the activities of joint ventures in which we do not have a controlling interest; and

•	potential conflicts with or among our joint venture or alliance partners.

      We cannot assure you that our strategic alliance with BrokerTec will be successful or that we will be able to enter into new strategic alliances on terms that are favorable to us, or at all. These arrangements may not generate the expected number of new clients or increased trading volume we are seeking. Unsuccessful joint ventures or alliances could have a material adverse effect on our business, financial condition and results of operations.

If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

      If appropriate opportunities present themselves, we may acquire or make investments in businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

•	we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that the economic conditions underlying our acquisition decision change;

•	we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;

•	we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;

•	there may be client confusion if our services overlap with those of the acquired company;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	an acquisition may result in litigation from terminated employees or third parties; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

      These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

      The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

If we experience significant fluctuations in our operating results or fail to meet revenues and earnings expectations, our stock price may fall rapidly and without advance notice.

      Due to our limited operating history, our evolving business model and the unpredictability of our industry, we may experience significant fluctuations in our operating results. We base our current and future expense levels and our investment plans on estimates of future revenues and future rate of growth. Our expenses and investments are, to a large extent, fixed and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly enough if our revenues fall short of our expectations.

      Our revenues and operating results may also fluctuate due to other factors, including:

•	our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealers and clients;

•	our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;

•	changes in our pricing policies, including our recent introduction of fee arrangements with our broker-dealer clients relating to U.S. high-grade corporate bond trading that include a cap;

•	the introduction of new features to our electronic trading platform;

•	rate of expansion and effectiveness of our sales force;

•	new product and service introductions by our competitors;

•	fluctuations in overall market trading volume;

•	technical difficulties or interruptions in our service;

•	general economic conditions in our geographic markets;

•	additional investment in our services or operations; and

•	regulatory compliance costs.

      As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

      Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, our Chief Executive Officer and Chairman of our board of directors. The terms of Mr. McVey’s employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity options. Any loss or interruption of Mr. McVey’s services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

      We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with extensive experience in designing and developing software and Internet-related services, qualified programmers, technicians and senior sales executives.

      The market for qualified personnel has grown more competitive in recent periods as electronic commerce has experienced growth. Domestic and international labor markets have tightened in concert with the continuing recovery in general economic conditions. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our common stock after this offering may adversely affect our ability to attract or retain key employees. Furthermore, proposed changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock option awards that job candidates may require to join our company.

      We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny.

      The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

      Most aspects of our broker-dealer subsidiaries are highly regulated, including:

•	the way we deal with our clients;

•	our capital requirements;

•	our financial and regulatory reporting practices;

•	required record-keeping and record retention procedures;

•	the licensing of our employees; and

•	the conduct of our directors, officers, employees and affiliates.

      We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in the NASD and registration as a broker-dealer.

      Changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

      Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the Securities and Exchange Commission to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material.

      As an enterprise founded and historically controlled by broker-dealer competitors, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by some of our competitors. In November 2000, we received a Civil Investigative Demand from the U.S. Department of Justice in connection with the Antitrust Division’s investigation of electronic bond and other consortia trading systems. After compliance with all information requests, we have received no further notice or inquiry from the U.S. Department of Justice. As the use of our electronic trading platform grows and represents a greater share of the trading volume of fixed-income securities, the risk that other regulatory investigations could commence in the future increases. Additionally, the involvement of individuals affiliated with certain of our broker-dealer clients on our board of directors and as stockholders may subject us to increased regulatory scrutiny of our business. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, conduct or practices, or our relationships with our broker-dealer clients, or additional governmental scrutiny or private lawsuits against us, any of which could materially harm our revenues, impair our ability to provide access to the broadest range of fixed-income securities and impact our ability to grow and compete effectively, particularly as we implement new initiatives designed to enhance our competitive position. The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

We expect to continue to expand our operations outside of the United States; however, we may face special economic and regulatory challenges that we may not be able to meet.

      We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the securities trading industry, which is heavily regulated in many jurisdictions outside the United States. These risks include:

•	less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;

•	difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;

•	the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

•	difficulties in staffing and managing foreign operations;

•	fluctuations in exchange rates;

•	reduced or no protection for intellectual property rights;

•	seasonal reductions in business activity; and

•	potentially adverse tax consequences.

      Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

      Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, we have satisfied these needs primarily through equity financing from certain of our broker-dealer clients, our acquisition of Trading Edge, Inc. and, most recently, internally generated funds. Although we believe that our available cash resources, together with the proceeds of this offering, will be sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

•	support more rapid growth of our business;

•	develop new or enhanced services and products;

•	respond to competitive pressures;

•	acquire complementary companies or technologies;

•	enter into strategic alliances;

•	increase the regulatory net capital necessary to support our operations; or

•	respond to unanticipated capital requirements.

      We may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. Our existing investors, including our broker-dealer clients and their affiliates, have no obligation to make further investments in us, and we do not anticipate that they will do so. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

      As a public company, we will be subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act of 2002 and Nasdaq rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

      These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Nasdaq rules also require that a majority of our board of directors and all of certain sub-committees of the board of directors consist of independent directors. We cannot assure you that we will be able to expand our board of directors to include a majority of independent directors in a timely fashion to comply with the requirements of these rules.

We are subject to the risks of litigation and securities laws liability.

      Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If the use of electronic trading platforms does not continue to increase, we will not be able to achieve our business objectives.

      The success of our business plan depends on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Weak economic conditions in the United States and in the other countries and geographic areas in which we offer our services may negatively impact our business.

      In recent years, the United States and other international markets in which we offer our services have experienced a significant economic downturn. In addition, the United States and other countries in which we offer our services have recently suffered acts of war or terrorism or other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions. An economic downturn may impact our ability to maintain profitability by negatively affecting demand for our services.

Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

      The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	economic and political conditions in the United States and elsewhere;

•	adverse market conditions, including unforeseen market closures or other disruptions in trading;

•	concerns over inflation and weakening consumer confidence levels;

•	the availability of cash for investment by mutual funds and other wholesale and retail investors;

•	the level and volatility of interest and foreign currency exchange rates; and

•	legislative and regulatory changes.

      Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Risks Related to This Offering

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance. There can be no assurance that you will be able to sell your shares at or above the initial public offering price.

      There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

      In the past several years, technology stocks listed on the Nasdaq National Market have experienced unprecedented levels of high volatility and significant declines in values from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to:

•	price and volume fluctuations in the overall stock market;

•	significant volatility in the market price and trading volume of financial services companies generally or electronic trading companies in particular;

•	actual or anticipated variations in our earnings or operating results;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock;

•	securities analysts failing to publish research or reports about us or our business, or research downgrades of our common stock;

•	market conditions or trends in our industry and the economy as a whole;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers or our significant stockholders.

      In addition, if the market for technology stocks, financial services stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

The concentration of our capital stock ownership upon the completion of this offering may limit your ability to influence corporate matters.

      We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately           % of our voting common stock outstanding after this offering (  % if the underwriters’ over-allotment option is exercised in full). As a result, these stockholders, if acting together, will be able to control matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Future sales of shares by our existing stockholders could cause the market price of our common stock to drop significantly, regardless of our operating performance.

      After this offering, we will have outstanding 20,083,416 shares of common stock. Of these shares, the 9,000,000 shares sold in this offering and an additional 37,270 shares that are not subject to the restrictions described below will be freely tradeable except for any shares held by our “affiliates” as that term is used in Rule 144 of the Securities Act. The remaining 11,046,146 shares will become available for resale in the public market at various times in the future. This information is summarized in the chart below.

Number of	% of Total Shares
Shares	Outstanding	Date of Availability for Resale into the Public Market

9,037,270	45%	Immediately.
11,046,146	55%	180 days after the date of this prospectus due to agreements these stockholders have with the underwriters or with us. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time without prior notice.
0	0%	After 180 days after the date of this prospectus, in compliance with the requirements of the federal securities laws.

      In addition, 5,039,014 shares of our common stock are reserved for issuance pursuant to outstanding options, 5,007,969 shares of our common stock are reserved for issuance pursuant to outstanding warrants and 2,959,728 shares of our common stock are available for grant under our existing stock plans as of May 14, 2004. With respect to outstanding options, there are no restrictions on resale other than those imposed by lock-up agreements entered into with us and/or with the underwriters. Following the expiration or waiver of those lock-up agreements, all shares issuable upon the exercise of outstanding options will be freely tradeable, except for any shares held by our affiliates. With respect to outstanding warrants, there are no restrictions on resale other than (i) those imposed by lock-up agreements entered into with us and/or with the underwriters and (ii) the holding period imposed by Rule 144 if the warrant is exercised by the payment of cash. If, however, the warrant holder chooses to exercise its warrant pursuant to the cashless exercise feature contained in the warrant, the shares so issuable upon the exercise of outstanding warrants will be freely tradeable, except for any shares held by our affiliates.

      If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

You will incur immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

      Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed offering price of $17.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $13.27 per share. If all outstanding options and warrants to purchase our common stock are exercised, you will suffer immediate and substantial dilution of approximately $13.67 per share. Any future equity issuances will result in even further dilution to holders of our common stock.

We will have broad discretion over the use of the proceeds to us from this offering, and we may not use these funds in a manner of which you would approve.

      We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management, subject to the approval of our board of directors in limited circumstances, regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for potential strategic alliances or select acquisitions, we have not allocated these net proceeds for specific purposes. Pending application of these uses, we intend to use the net proceeds to purchase short-term marketable securities. Investors in this offering will need to rely on the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. We cannot assure you that we will use these funds in a manner of which you would approve.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

      Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. For more information, see “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other similar expressions and comparable terminology. These expressions and terminology relate to, without limitation, statements about our market opportunities, our strategy, our competition, our projected revenues and expense levels and the adequacy of our available cash resources. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding our industry. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of $45.9 million, assuming an initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

      We believe that the net proceeds from the issuance and sale of 3,000,000 shares in this offering, our available cash and anticipated future cash flow will provide us with adequate resources to fund currently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months. Accordingly, we have determined not to issue additional shares to the underwriters pursuant to an over-allotment option. An over-allotment option is being provided by certain of the selling stockholders which, if exercised in full, would result in an additional $21.3 million in net proceeds to the selling stockholders, assuming an initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the exercise by the underwriters, in whole or in part, of their over-allotment option.

      We presently intend to use a portion of the proceeds for general corporate purposes, including working capital and capital expenditures. We also believe opportunities may exist to expand our current business through strategic alliances and select acquisitions, and we may utilize a portion of the proceeds for such purposes, although we have no current agreements, commitments or discussions pending with respect to any material transactions of this type.

      Pending such uses, we intend to invest the net proceeds of this offering in short-term, marketable securities.

DIVIDEND POLICY

      We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our cash, cash equivalents and short-term investments, and capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into 14,550,649 shares of common stock and 4,200,155 shares of non-voting common stock upon the closing of this offering, as well as our receipt of the estimated net proceeds from the sale by us in this offering of 3,000,000 shares of common stock at an assumed initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

      The number of shares of common stock outstanding excludes:

•	5,039,014 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.95 per share;

•	5,000,002 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.003 per share;

•	7,967 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $130.65 per share;

•	559,728 shares of common stock available for issuance under our existing stock option plans; and

•	an additional 2,400,000 shares of common stock reserved for issuance under the stock option plan adopted in connection with this offering.

      This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included elsewhere in this prospectus.

	As of March 31, 2004

		Pro Forma
	Actual	as Adjusted

	(in thousands)
Cash, cash equivalents and short-term investments	$30,531	$76,461

Redeemable Convertible Preferred Stock:
Series A redeemable convertible preferred stock, $0.01 par value; actual — 1,822,785 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	$24,000	$—
Series C redeemable convertible preferred stock, $0.01 par value; actual — 607,595 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	10,500	—
Series D redeemable convertible preferred stock, $0.01 par value; actual — 200,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	5,000	—
Series E redeemable convertible preferred stock, $0.01 par value; actual — 1,215,190 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	25,500	—
Series F redeemable convertible preferred stock, $0.01 par value; actual — 1,126,219 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	45,049	—
Series G redeemable convertible preferred stock, $0.01 par value; actual — 100,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	3,500	—
Series H redeemable convertible preferred stock, $0.01 par value; actual — 65,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	2,925	—
Series I redeemable convertible preferred stock, $0.01 par value; actual — 300,000 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	8,400	—
Accrued dividends on redeemable convertible preferred stock	37,638	—
Stockholders’ equity (deficit):
Series B convertible preferred stock, $0.01 par value; actual — 175,443 shares authorized, issued and outstanding; pro forma as adjusted — no shares authorized, issued or outstanding	2	—
Preferred Stock, $0.001 par value; actual — no shares authorized, issued or outstanding; pro forma as adjusted — 5,000,000 shares authorized and no shares issued or outstanding	—	—
Voting common stock, $0.003 par value; actual — 120,000,000 shares authorized and 2,532,767 shares issued and outstanding; pro forma as adjusted — 110,000,000 shares authorized and 20,083,416 shares issued and outstanding	8	61
Non-voting common stock, $0.003 par value; actual — 405,060 shares authorized and 135,020 shares issued and outstanding; pro forma as adjusted — 10,000,000 shares authorized and 4,335,176 shares issued and outstanding	—	13
Warrants; actual — 5,007,969 shares authorized, issued and outstanding; pro forma as adjusted — 5,007,969 shares authorized, issued and outstanding	18,374	18,374
Additional paid-in-capital	4,265	212,643
Unearned compensation	—	—
Receivable for common stock subscribed	(1,042)	(1,042)
Accumulated deficit	(138,760)	(138,760)
Accumulated other comprehensive income	(16)	(16)

Total stockholders’ equity (deficit)	(117,170)	91,273

Total capitalization	$56,069	$167,734

DILUTION

      If you invest in our common stock in this offering, your ownership interest in MarketAxess will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Our net tangible book deficit as of March 31, 2004 was approximately $(117.4) million or $(44.00) per share of common stock. Net tangible book deficit per share represents our tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock outstanding as of March 31, 2004.

      Our pro forma net tangible book value as of March 31, 2004 was $45.1 million or $2.11 per share of common stock. Pro forma net tangible book value gives effect to the conversion of all of our outstanding redeemable convertible preferred stock as of March 31, 2004 into 18,750,804 shares of common stock, which will become effective at the closing of this offering.

      After giving effect to the sale of 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been approximately $91.1 million, or $3.73 per share. This represents an immediate increase in pro forma net tangible book value of $1.62 per share to existing stockholders and an immediate dilution in net tangible book value of $13.27 per share to new investors. The following table illustrates this calculation on a per share basis as of March 31, 2004:

Assumed initial public offering price per share		$17.00

Net tangible book deficit per share as of March 31, 2004	$(44.00)

Increase in net tangible book value per share attributable to the conversion of all outstanding redeemable convertible preferred stock as of March 31, 2004	46.11

Increase in pro forma net tangible book value per share attributable
to the sale of common stock to new investors in this offering	1.62

Pro forma as adjusted net tangible book value per share after the offering		3.73

Dilution in net tangible book value per share to new investors		$13.27

      The foregoing tables and calculations assume no exercise of any stock options or warrants outstanding as of May 14, 2004. Specifically, these tables and calculations exclude:

•	5,039,014 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.95 per share;

•	5,000,002 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.003 per share;

•	7,967 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $130.65 per share;

•	559,728 shares of common stock available for issuance under our existing stock option plans; and

•	an additional 2,400,000 shares of common stock reserved for issuance under our stock option plan adopted in connection with this offering.

      Additionally, our pro forma net tangible book value as of March 31, 2004 after giving effect to the conversion of all our outstanding redeemable convertible preferred stock as of March 31, 2004 into 18,750,804 shares of common stock and the exercise of 5,007,969 warrants and 4,918,763 options was $68.3 million or $2.18 per share of common stock.

      After giving effect to the sale of the 3,000,000 shares of common stock we are offering at an assumed initial public offering price of $17.00 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been approximately $114.2 million, or $3.33 per share. This represents an immediate increase in pro forma net tangible book value of $1.15 per share to existing stockholders and an immediate dilution in net tangible book value of $13.67 per share to new investors. The following table illustrates this calculation on a per share basis as of March 31, 2004:

Assumed initial public offering price per share		$17.00

Net tangible book deficit per share as of March 31, 2004	$(44.00)

Increase in net tangible book value per share attributable to the conversion of all outstanding redeemable convertible preferred stock, and the exercise of all warrants and options as of March 31, 2004	46.18

Increase in pro forma net tangible book value per share attributable to the sale of common stock to new investors in this offering	1.15

Pro forma as adjusted net tangible book value per share after the offering		3.33

Dilution in net tangible book value per share to new investors		$13.67

      The foregoing tables and calculations exclude:

•	559,728 shares of common stock available for issuance under our existing stock option plans;

•	an additional 2,400,000 shares of common stock reserved for issuance under our stock option plan adopted in connection with this offering; and

•	120,251 shares of common stock issuable upon exercise of outstanding options granted after March 31, 2004.

      The following table sets forth, on a pro forma basis as of March 31, 2004, after giving effect to the conversion of all outstanding shares of preferred stock into common stock and non-voting common stock upon the closing of this offering, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $17.00 per share:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	21,418,589	70.4%	$129,019,893	45.7%	$6.03
New investors	9,000,000	29.6	153,000,000	54.3	$17.00

Total	30,418,589	100.0%	$282,019,893	100.0%

      The foregoing tables and calculations assume no exercise of any stock options or warrants outstanding as of May 14, 2004. Specifically, these tables and calculations exclude:

•	5,039,014 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $4.95 per share;

•	5,000,002 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.003 per share;

•	7,967 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $130.65 per share;

•	559,728 shares of common stock available for issuance under our existing stock option plans; and

•	an additional 2,400,000 shares of common stock reserved for issuance under our stock option plan adopted in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The selected statement of operations data for each of the years in the three-year period ended December 31, 2003 and the selected balance sheet data as of December 31, 2002 and 2003 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the period from April 11, 2000 (date of inception) through December 31, 2000, and the balance sheet data as of December 31, 2000 and 2001, have been derived from our audited financial statements not included in this prospectus. The selected statement of operations data for the three months ended March 31, 2003 and 2004, and the selected balance sheet data as of March 31, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the data. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read these selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those statements included in this prospectus.

	April 11, 2000
	(date of
	inception)				Three Months Ended
	through	Year Ended December 31,			March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)				(unaudited)
Statement of Operations Data:
Revenues
Commissions
U.S. high-grade	$47	$3,392	$13,390	$40,310	$6,958	$11,424
European high-grade	—	47	975	7,126	1,009	4,521
Other	—	833	1,190	5,364	888	1,804

Total commissions	47	4,273	15,555	52,800	8,855	17,750
Information and user access fees	—	13	287	1,144	122	489
License fees	—	—	924	4,145	1,679	582
Interest income	1,666	2,132	742	371	86	154
Other		181	1,193	—	—	198

Total revenues	1,713	6,598	18,702	58,460	10,743	19,173

Expenses
Employee compensation and benefits	5,862	23,534	23,097	25,317	6,003	7,640
Depreciation and amortization	1,446	5,127	6,658	4,688	1,464	746
Technology and communications	2,304	5,240	3,943	4,755	1,099	1,592
Professional and consulting fees	5,005	12,903	4,699	4,180	1,249	946
Warrant-related expense(1)	15	5,874	6,330	4,024	974	2,131
Marketing and advertising	235	1,780	2,588	2,292	558	625
Moneyline revenue share	—	408	708	1,806	371	464
Restructuring charges	—	8,244	(674)	—	—	—
General and administrative	3,681	6,153	3,941	4,077	750	1,102

Total expenses	18,548	69,262	51,290	51,140	12,467	15,247

Income (loss) before taxes	$(16,835)	$(62,663)	$(32,589)	$7,320	$(1,724)	$3,926
Provision for income tax	—	—	—	190	—	92

Net income (loss)	$(16,835)	$(62,663)	$(32,589)	$7,131	$(1,724)	$3,834

Net income (loss) per common share
Basic(2)	$(7.53)	$(23.29)	$(13.33)	$(1.31)	$(1.38)	$0.30
Diluted(2)	N/A	N/A	N/A	N/A	N/A	$0.03
Weighted average number of shares of common stock outstanding
Basic	2,573,979	3,097,994	3,290,326	3,295,423	3,295,423	3,295,931
Diluted	N/A	N/A	N/A	N/A	N/A	31,225,821

(1)	Warrant-related expense is the expense associated with the allocation of shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. The total number of shares underlying the warrant is 5,000,002. While the warrant is expensed each quarter at fair market value, this is a non-cash expense that fluctuates with the underlying price of our common stock. The final share allocations under the warrant program occurred on March 1, 2004. Accordingly, we will no longer record any expenses related to this warrant.

(2)	Includes the effect of dividends accrued on our redeemable convertible preferred stock.

	As of December 31,				As of
					March 31,
	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$49,927	$37,200	$23,806	$36,181	$30,531
Working capital	43,395	29,447	18,686	30,654	34,381
Total assets	55,532	56,042	39,437	57,183	56,069
Total redeemable convertible preferred stock	67,555	128,527	148,209	159,664	162,512

	April 11, 2000
	(date of
	inception)				Three Months
	through	Year Ended December 31,			Ended March 31,
	December 31,
	2000	2001	2002	2003	2003	2004

	(in billions)
Trading Volume Data:
U.S. high-grade	$0.2	$10.0	$39.4	$140.3	$21.0	$45.0
European high-grade	—	0.1	4.2	31.8	4.3	23.6
Other	—	1.5	4.8	20.1	3.6	6.4

Total	$0.2	$11.7	$48.4	$192.2	$28.9	$75.0

(3)	Pro forma basic and diluted net income (loss) per common share is calculated by taking net income (loss) available to common stockholders and dividing it by the pro forma weighted average number of basic and diluted shares of common stock outstanding, respectively. We have calculated pro forma weighted average number of shares of common stock outstanding by taking the weighted average number of shares of common stock outstanding and adding to it (a) the 3,000,000 shares to be issued by us in this offering, (b) the 14,550,649 shares of common stock and 4,200,155 shares of non-voting common stock to be issued upon the conversion of our outstanding preferred stock upon completion of this offering, (c) the 4,918,763 shares of common stock issuable upon the exercise of outstanding options and (d) the 5,000,002 shares of common stock issuable upon the exercise of an outstanding warrant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Executive Summary

      MarketAxess operates one of the leading platforms for the electronic trading of fixed-income securities. Since our inception, the vast majority of our revenues has been generated from the trading of U.S. high-grade corporate bonds, although an increasing percentage of our revenues has recently been derived from the trading of European high-grade corporate bonds. We serve as an electronic platform through which our approximately 600 institutional investor clients can access the liquidity provided by our 19 broker-dealer clients. We also provide data and analytical tools that help our clients make trading decisions and we facilitate the trading process by electronically communicating order information between trading counterparties.

      Our multi-dealer trading platform allows our institutional investor clients to simultaneously receive competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds and European high-grade corporate bonds, we also offer our clients the ability to trade emerging markets bonds, which we define as sovereign and corporate bonds issued by entities domiciled in an emerging markets country, including both high-grade and non-investment grade debt. In addition, we recently announced a strategic alliance to provide our institutional investor clients with access to the U.S. government bond market.

      MarketAxess was formed in April 2000, and pilot trading on our fully disclosed multi-dealer platform began in October 2000. We launched trading on our electronic platform in January 2001 with eight broker-dealer clients. Since that time, our broker-dealer clients have grown to include 19 of the world’s leading securities firms. Our broker-dealer clients currently are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale, Spear Leeds & Kellogg, UBS and Wachovia. We have approximately 600 institutional investor clients in the U.S. and Europe. These include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds.

History

      In March 2001, we acquired Trading Edge, Inc. (Trading Edge), the operator of an anonymous trading platform for U.S. corporate bonds, convertible bonds, municipal bonds, and sovereign and corporate bonds issued in emerging markets. In an anonymous platform, the identities of buyers and sellers of securities are not disclosed to each other. Rather, the broker-dealer stands between buyers and sellers, acting as riskless principal to both sides of each transaction. Two clearing brokers cleared all trades executed on the Trading Edge platform. The MarketAxess platform differs from the Trading Edge platform in that trading on the MarketAxess platform is conducted on a fully-disclosed basis, where buyers and sellers are aware of the other’s identity. Trades executed on the MarketAxess platform are settled directly between the buyer and the seller, with no credit risk exposure to MarketAxess.

      In May 2001, we decided to halt development efforts for the convertible bond trading platform, while continuing to operate that platform with its existing functionality. In October 2001, we decided to terminate the municipal bond trading platform. The decisions with respect to both the convertible bond and municipal bond trading platforms were not contemplated at the time of the Trading Edge acquisition and resulted from lower than anticipated trading volumes on these platforms. We currently maintain an anonymous trading platform for U.S. corporate bonds, convertible bonds, and sovereign and corporate bonds issued in emerging markets, although it is dormant.

      In August 2001, one of our U.K. subsidiaries, MarketAxess Europe Limited (MarketAxess Europe), began operations with secondary trading in U.S. dollar-denominated and Euro-denominated corporate bonds.

      In February 2002, we reorganized into MarketAxess Holdings Inc., a holding company that operates primarily through two operating subsidiaries, MarketAxess Corporation and MarketAxess Europe. These subsidiaries are registered as broker-dealers with applicable market regulators in the U.S. and the U.K., respectively.

      We launched our information service, Corporate BondTickerTM, in July 2002. Corporate BondTicker combines National Association of Securities Dealers, Inc. (NASD) Trade Reporting and Compliance Engine (TRACE) data with MarketAxess data and analytical tools to provide trading professionals, research firms, rating and news agencies, and other market participants with a comprehensive set of corporate bond information.

      We have been funded by nine of our 19 broker-dealer clients through purchases of equity securities, primarily convertible preferred stock, for a total purchase price of $79.8 million. In addition, we acquired cash and investments at fair value totaling $36.4 million in connection with the acquisition of Trading Edge. As of March 31, 2004, we had cash, cash equivalents and short-term investments totaling $30.5 million. We have no outstanding debt.

Trends in Our Business

      The majority of our revenue (92.6% for the quarter ended March 31, 2004) is derived from commissions for transactions in corporate bonds executed on our platform. These commissions are paid by our 19 broker-dealer clients according to standard fee schedules that are based on the notional value of bonds traded and vary by product.

      Most transactions executed on our platform are originated by our institutional investor clients, consisting of approximately 600 institutions as of March 31, 2004. The volume of transactions executed across our platform is largely determined by the number of transaction inquiries originated by our institutional investor clients and the competitiveness of the prices they receive from our broker-dealer clients in response to these inquiries.

      Management, therefore, believes that there are five key variables that impact the amount of commissions earned by us:

•	the number of institutional investor clients that participate on the platform and their willingness to originate transactions through the platform;

•	the number of broker-dealer clients on the platform and the competitiveness of prices they provide to the institutional investor clients;

•	the number of markets for which we make a trading platform available to our clients;

•	the overall level of activity in these markets; and

•	the level of fees that we collect for trades executed through the platform.

      The notional value of bonds traded over our platform has grown rapidly since the commercial launch of the platform in January 2001. The total notional value traded increased from $11.7 billion for the year ended December 31, 2001, to $48.4 billion for the year ended December 31, 2002, to $192.2 billion for the year ended December 31, 2003. The quarterly notional value traded increased from $28.9 billion for the three months ended March 31, 2003 to $75.0 billion for the three months ended March 31, 2004. This has resulted in revenues that have grown from $6.6 million for the year ended December 31, 2001, to $18.7 million for the year ended December 31, 2002, to $58.5 million for the year ended December 31, 2003. Revenues have increased from $10.7 million for the three months ended March 31, 2003 to $19.2 million for the three months ended March 31, 2004.

      Growth in the notional value of trades executed over our platform has been driven by an increase in the base of institutional investor clients. Our institutional investor client base has increased from 327 as of December 31, 2001 to 402 as of December 31, 2002 and 575 as of December 31, 2003. The number of institutional investor clients increased from 460 as of March 31, 2003 to 599 as of March 31, 2004. However, as the number of institutional investor and broker-dealer clients has increased, our volumes have been and will in the future be increasingly driven not only by new clients but also by existing clients executing a larger portion of their trading activity through our platform. We believe that our ability to continue to deliver enhanced functionality and to provide reliable, real-time access to our platform will be important factors in increasing usage of the platform by existing clients.

      Our broker-dealer client base has also increased from 11 as of December 31, 2001 to 13 as of December 31, 2002 and 18 as of December 31, 2003. The number of broker-dealer clients increased from 15 as of March 31, 2003 to 19 as of March 31, 2004. We believe that these broker-dealer clients represent the principal source of secondary market liquidity in U.S. high-grade corporate bonds, European high-grade corporate bonds, and sovereign and corporate bonds issued in emerging markets.

      We commenced commercial operations in January 2001 with the launch of our U.S. high-grade corporate bond platform. We expanded the markets we serve to sovereign and corporate bonds issued in emerging markets in March 2001 and to European high-grade corporate bonds in September 2001. In the future, we expect to leverage our existing technology and client relationships to expand into new segments of the fixed income securities market.

      As the notional value of bonds traded over our platform has grown, we have also been more dependent on the overall level of activity in the markets in which we operate. We believe that trading activity in the markets in which we operate is growing and will continue to grow. For example, the average daily trading volume of U.S. corporate bonds grew from $18.9 billion for the year ended December 31, 2002 to $20.7 billion for the year ended December 31, 2003. However, we do expect that there will be fluctuations in trading volumes between quarters as a result of general economic conditions as well as factors specific to the fixed-income markets in which we operate. These quarterly fluctuations may create some variability in our revenues.

      Our average commission on trades executed over our platform has declined from $365 per million for the year ended December 31, 2001 to $321 per million for the year ended December 31, 2002 and $275 per million for the year ended December 31, 2003. Average commissions were $306 per million for the three months ended March 31, 2003 and $237 per million for the three months ended March 31, 2004. These reductions are a result of increasing volumes in products with lower standard transaction fees and the addition of new transaction fee plans for U.S. high-grade corporate bonds in the third quarter of 2003. Management anticipates that some reduction in average fees per million may occur in the future.

      In addition to the commissions discussed above, we have also earned revenue from certain fees paid by institutional investor and broker-dealer clients, income earned on investments and insurance recoveries. Revenues from these sources totalled $2.3 million for the year ended December 31, 2001, $3.1 million for the year ended December 31, 2002 and $5.7 million for the year ended December 31, 2003. Revenues from these sources declined from $1.9 million for the three months ended March 31, 2003 to $1.4 million for the three months ended March 31, 2004. Management anticipates that revenues other than commissions will grow as we expand our data and information service offerings.

      Growth in revenue and in the value of trades executed on our platform have been achieved without commensurate increases in expenses. Our total expenses were $69.3 million for the year ended December 31,

2001, $51.3 million for the year ended December 31, 2002 and $51.1 million for the year ended December 31, 2003. Our total expenses were $12.5 million for the three months ended March 31, 2003 and $15.2 million for the three months ended March 31, 2004. As a result, we had a net loss for the year ended December 31, 2001 of $62.7 million and a net loss of $32.6 million for the year ended December 31, 2002, and net income of $7.1 million for the year ended December 31, 2003. For the three months ended March 31, 2003, we had a net loss of $1.7 million and for the three months ended March 31, 2004, we had net income of $3.8 million. Management anticipates some expense growth in the future but believes that operating leverage can be achieved by increasing volumes in existing products and adding new products.

Revenues and Expenses

Revenues

      We derive our revenues from commissions from trades executed on our platform, information and user access fees, license fees and other income. A table detailing the amount and percentage of revenue generated from each of these sources is provided below:

	Year Ended						Three Months Ended
	December 31,						March 31,

	2001		2002		2003		2003		2004

	$	%	$	%	$	%	$	%	$	%

	(in thousands)						(unaudited)
Total commissions	$4,273	64.8%	$15,555	83.2%	$52,800	90.3%	$8,855	82.4%	$17,750	92.6%
Information and user access fees	13	0.2%	287	1.5%	1,144	2.0%	122	1.1%	489	2.5%
License fees	—	—	924	4.9%	4,145	7.1%	1,679	15.6%	582	3.0%
Interest income	2,132	32.3%	742	4.0%	371	0.6%	86	0.8%	154	0.8%
Other income	181	2.7%	1,193	6.4%	—	0.0%	—	0.0%	198	1.0%

Total revenues	$6,598	100.0%	$18,702	100.0%	$58,460	100.0%	$10,743	100.0%	$19,173	100.0%

      During 2003, our business and revenue base diversified in terms of product revenues, broker-dealer clients and institutional investor clients. With respect to products, the highest growth in revenues occurred in European high grade corporate bonds, which grew from $47,000 to $975,000 to $7.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. This represents percentage increases of 1,975.4% and 630.8%, respectively, for the years ended December 31, 2002 and 2003. Revenue from European high-grade corporate bonds grew from $1.0 million for the three months ended March 31, 2003 to $4.5 million for the three months ended March 31, 2004, representing an increase of 348.1%

      A table detailing the amount of revenues generated by each of our nine broker-dealer clients who are also stockholders (ABN Amro, Banc of America Securities, Bear Stearns, BNP Paribas, Credit Suisse First Boston, Deutsche Bank, JPMorgan, Lehman Brothers and UBS), as well as the corresponding percentage of total revenues, is provided below for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands			) (unaudited)
Total revenues generated by broker-dealer client stockholders
Commissions	$3,494	$12,291	$33,023	$6,381	$10,550
Information and user access fees	—	—	190	41	60
Interest income	1,668	70	28	8	11

	$5,162	$12,361	$33,241	$6,430	$10,621

Percentage of commissions generated by broker-dealer client stockholders	81.8%	83.5%	62.5%	72.1%	59.4%
Percentage of total revenues generated by broker-dealer client stockholders	78.2%	66.1%	56.9%	59.9%	55.4%

      Commissions from these nine broker-dealer stockholders have decreased as percentage of revenues primarily due to increased volume from existing broker-dealer clients that were not stockholders as well as the addition of new broker-dealer clients that were not stockholders. Reduced involvement of our broker-dealer clients who are also our stockholders after this offering due to their loss of a right to designate a member of our board of directors, or the reduction in the level of their equity ownership due to their selling a significant portion of their shares of our common stock in this offering, may cause them to reduce or discontinue their use of our electronic trading platform and a resulting loss in revenue. However, management is not anticipating any significant reduction in activity by these broker-dealer clients. For more information, see “Risk Factors — We derive a significant percentage of our total revenues, and an even greater percentage of our commissions, from broker-dealer clients who are also our stockholders.”

      We intend to continue to diversity our revenue base. As we continue to expand our service offerings, we believe that there will be more opportunities for us to generate revenues from all of our trading and information services clients.

Commissions

      Commissions are generated exclusively from our broker-dealer clients. They are generally calculated as a percentage of notional dollar volume of bonds traded on our platform and vary based on the type and the maturity of the bond traded. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

      Prior to August 2003, all of our broker-dealer clients operated under a standard transaction fee plan for the secondary trading of U.S. high-grade corporate bonds. Under the standard transaction fee plan, commissions are calculated as a percentage of notional dollar volume of bonds traded on our platform, vary based on the type and maturity of the bond, and are generally higher on bonds with longer maturities. Under this plan, there is no fixed monthly fee and no cap on the aggregate amount of commissions payable by a broker-dealer client. In August 2003, we offered our broker-dealer clients the opportunity to switch from the standard transaction fee plan to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading. These plans have a two-year term, which commenced on either August 1, 2003 or September 1, 2003. The plans differ in their fixed monthly fees, amount of variable fees per trade, and fee caps:

•	Plan 1: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds, which provides us with a recurring revenue stream. In exchange for paying the fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in the standard transaction fee plan. There is no cap on the aggregate commissions payable by the broker-dealer client under this plan.

•	Plan 2: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds that is higher than that in Plan 1. In exchange for paying the higher fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in Plan 1 and the standard transaction fee plan, and the aggregate commissions payable by the broker-dealer client are capped on a monthly and an annual basis.

      The new transaction fee plans were introduced during the third quarter of 2003. Due primarily to the new transaction fee plans, average U.S. high-grade commissions declined from $313 per million traded in the three months ended June 30, 2003 to $259 per million traded in the three months ended December 31, 2003 to $254 per million traded in the three months ended March 31, 2004. These decreases in the average commission per million traded were offset by volume increases. Volume grew from $31.3 billion for the three months ended June 30, 2003 to $44.0 billion for the three months ended December 31, 2003 to $45.0 billion for the three months ended March 31, 2004.

      Broker-dealer clients who selected either Plan 1 or Plan 2 for U.S. high-grade corporate bond trading have the opportunity to switch to the other transaction fee plan in the second year. Currently, twelve broker-dealer clients are operating under Plan 1, two are operating under Plan 2 and four are operating under our standard transaction fee plan. Currently, six broker-dealer clients who are also our stockholders are operating under Plan 1, two broker-dealer clients who are also stockholders are operating under Plan 2 and one broker-dealer client who is also a stockholder is operating under the standard transaction fee plan.

      The fee cap of Plan 2 sets an upper limit on the potential revenues for U.S. high-grade corporate bond trading from our broker-dealer clients that select that transaction fee plan. We believe that Plan 2 is well suited for our most active broker-dealer clients and it is designed to encourage more trading volume on our platform.

      On our European platform, each product traded carries a standard broker-dealer transaction fee based on a fee schedule tied to the type and the maturity of the bond traded. This fee schedule applies a tiered fee structure, which reduces the fees per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and does not carry a fixed monthly fee or fee cap.

      Distinct standard fee structures are in effect for transactions in sovereign and corporate bonds issued in emerging markets and new issues traded on our platform. Broker-dealer clients pay a commission for transactions in sovereign and corporate bonds issued in emerging markets based on the type and the amount of the security traded. Commissions for transactions in more active sectors of the emerging markets are generally lower. Broker-dealer clients pay a commission for new-issue transactions that is based on the allocation amount and a percentage of the new issue selling costs paid by the issuer to our broker-dealer client. The commission is generally lower on larger allocation amounts.

Information and User Access Fees

      Information and user access fees consist of information services fees and monthly user fees.

      We charge monthly user access fees for Corporate BondTicker to our broker-dealer clients, institutional investor clients and data only subscribers. We also generate information service fees from the sale of bulk data to certain institutional investor clients and data only subscribers. We charge institutional investor clients on a monthly basis for access to the trading platform based on the number of users at each institutional investor firm.

      Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client’s users. To encourage institutional investor clients to execute trades on our U.S. high-grade corporate bond platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

License Fees

      License fees consist of fees received from broker-dealer clients. In the agreements with our broker-dealer clients, we agree to provide access to our trading platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in MarketAxess, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs we incur to enable a broker-dealer to begin using our platform. The license fee is recognized in the first three months of the agreement in the estimated amount of the set-up costs that we incur and the remaining amount is amortized over the initial term of the agreement, which is generally three years.

     Interest Income

      Interest income consists of income earned on our investments. We generate interest income through the investment of our excess cash in U.S. Treasury obligations and money market instruments.

     Other

      Other revenues consist of funds received as business interruption insurance settlements in relation to the effects of the September 11, 2001 terrorist acts, telecommunications line charges to broker-dealer clients and other miscellaneous revenues.

Expenses

Employee Compensation and Benefits

      Employee compensation and benefits is our most significant expense and includes employee salaries, bonuses, related employee benefits and payroll taxes. Salaries and benefits typically account for approximately 64% of our total employee compensation and benefits expense. Many employees receive bonuses based on our overall operating results as well as their individual performance. These bonuses vary from year to year and have a significant impact on our employee compensation and benefits expense. Increases in the number of our employees and cost increases affecting employee-provided benefit plans also drive changes in this expense.

Depreciation and Amortization

      Depreciation and amortization expense results from the depreciation of fixed assets, which consist of computer hardware, furniture and fixtures, and the amortization of software, capitalized software development costs and leasehold improvements. We depreciate our fixed assets and amortize our capitalized software development costs on a straight-line basis over a three-year period. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement and the remaining term of the lease. Our depreciation and amortization expense varies from year to year due to new asset purchases and assets that become fully depreciated during the year.

Technology and Communications

      Technology and communications expense consists primarily of costs relating to the amortization of licenses for software used in our trading platform, maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. We amortize software licenses and maintenance agreements relating to hardware and software over the term of these agreements, which is generally one year. Maintenance agreements for our computer hardware are in place to ensure that we receive technical service from the vendor in the event of a malfunction. We enter into software maintenance agreements to ensure that we have access to the latest versions of the software we use. All of our broker-dealer clients have dedicated T-1 lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur. The number of users accessing our trading and information services products affects our technology and communications expense.

Professional and Consulting Fees

      Professional and consulting fees consist primarily of fees paid to consultants for services provided for the development and enhancement of our trading platform and information services products and, to a lesser extent, accounting and legal fees.

Warrant-Related Expense

      Warrant-related expense is the expense associated with the allocation of shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. The warrant program was put in place in April 2000 and was designed to motivate broker-dealers to trade on our platform.

      The total number of shares underlying the warrant is 5,000,002. The warrant program has two distinct pieces, a U.S. portion and a European portion, under which the aggregate number of shares underlying the warrant to be allocated in each three-month period was fixed. Allocations under this program commenced on May 1, 2001 for the U.S. portion and June 1, 2002 for the European portion, and were based on each broker-dealer client’s respective commissions as a percentage of the total commissions paid to us from the six participating warrant holders, calculated on a quarterly basis.

      Shares allocated under the warrant program are expensed each quarter at fair market value in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock Based Compensation” (SFAS No. 123). We determine the fair market value of the shares issuable upon exercise of the warrant using the Black-Scholes option-pricing model. The final share allocations under the warrant program occurred on March 1, 2004. Accordingly, we will no longer record any expenses related to this warrant. Please refer to “Critical Accounting Estimates” for more information.

Marketing and Advertising

      Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions. Also included in this expense are travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

Moneyline Revenue Share

      Moneyline revenue share expense consists of expenses incurred pursuant to our agreement with Moneyline Telerate (Moneyline), an independent technology and data company, which assisted us in the development of our U.S. high-grade corporate bond and European trading platforms. Pursuant to the agreement, a revenue share is paid quarterly to Moneyline based on a percentage of revenues generated on our U.S. high-grade corporate bond and European trading platforms, after deduction of identified development costs. We are in the process of transitioning to new internally-developed software for our U.S. high-grade corporate bond platform and for our European bond platform. The transition is expected to occur during 2004, at which time the Moneyline revenue share expense will cease. In connection with that transition, we expect to write off outdated software in the amount of approximately $900,000 for the year ending December 31, 2004.

Restructuring Charges

      Restructuring charges relate to losses incurred when our management formally committed to a restructuring plan designed to position us for improved profitability and growth, which included the realignment of certain products and other structural changes and to losses incurred when facilities were subleased.

      In May 2001, we decided to halt the development efforts for the convertible bond trading platform we acquired from Trading Edge, while continuing to operate that platform with its existing functionality. In October 2001, we decided to terminate the municipal bond trading platform. The decisions with respect to both the convertible bond and municipal bond trading platforms were not contemplated at the time of the Trading Edge acquisition in March 2001 and resulted from lower than anticipated trading volumes on these platforms. For the years ended December 31, 2000 and 2001, revenues related to convertible bond and municipal bond trading were $1.2 million and $486,000, respectively. We incurred one-time pre-tax restructuring charges of $3.1 million during the year ended December 31, 2001, which related to employee severance costs, write-off of software development costs and excess purchase price allocation and impairment costs.

      During the year ended December 31, 2001, we incurred a one-time pre-tax restructuring charge of $5.1 million related to facilities that were subleased, including a write-off of leasehold improvements and furniture and fixtures. This charge was unrelated to the write-off of the convertible bond and municipal bond trading platforms.

General and Administrative

      General and administrative expense consists primarily of occupancy and utilities, general travel and entertainment, staff training and various state franchise and U.K. value-added taxes.

Net Operating Loss Carryforwards

      We have net operating loss carryforwards as of March 31, 2004 of $111.5 million. Our U.S. net operating loss carryforwards as of March 31, 2004 totaling $96.6 million will begin to expire in 2018 and our U.K. net operating loss carryforwards totaling $14.8 million do not expire. In 2000 and in 2001, MarketAxess Holdings Inc. and MarketAxess Corporation respectively, had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, the utilization of $40.6 million of our net operating loss carryforwards existing at the date of the ownership change are subject to significant limitations. In addition, our net operating loss carryforwards may be subject to further annual limitations as a result of ownership changes upon the completion of this offering.

Critical Accounting Policies and Estimates

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the notes to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

      On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Warrant

      We allocated shares of common stock issuable upon exercise of a warrant to certain of our broker-dealer clients on a quarterly basis. Allocations under our warrant program were based on a percentage of the total quarterly commissions generated either on our U.S. or our European trading platform by broker-dealer clients eligible for the warrant pool.

      We account for this warrant in accordance with SFAS No. 123. Expense is recognized on the measurement date based on the fair market value of the shares of common stock underlying the warrant. Fair market value is determined using the Black-Scholes option-pricing model. This pricing model requires the following inputs: (1) our underlying stock price; (2) the historic volatility of the underlying stock; (3) the expiration date of the warrant; (4) the risk-free rate of return; and (5) dividend payments on our stock. The underlying stock price has been obtained using independent third-party valuations. For the stock volatility factor, we use a weighted average volatility over a one-year period for the Nasdaq 100 index. We determine the risk-free rate of return based on the interest rate of a U.S. government obligation with the same term to maturity as the exercise period of the warrant at the time of issuance. The expiration date of the warrant is November 30, 2008, and we have assumed no dividend payments on our common stock. The final share allocations under the warrant program occurred on March 1, 2004. Accordingly, we will no longer record any warrant-related expense.

Stock-based employee compensation

      During the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2004, we have accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123. In accordance with APB No. 25, compensation expense is not recognized for stock awards that have no intrinsic value on the date of grant. Unearned compensation is amortized and charged to income over the vesting schedule. Our employee option grants usually vest over a three-year period from the date of issuance.

      Had we adopted SFAS No. 148, “Accounting for Stock-Based Compensation Transactions and Disclosure,” to expense the fair value of an employee grant over the appropriate vesting period, we would have incurred stock-based employee compensation expense of $278,000 for the year ended December 31, 2002, $352,000 for the year ended December 31, 2003 and $205,000 for the three months ended March 31, 2004.

Goodwill and other intangible assets

      SFAS No. 142, “Goodwill and Other Intangible Assets,” addresses how goodwill and other intangible assets should be accounted for subsequent to an acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized, but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. We adopted SFAS No. 142 on January 1, 2002.

      In accordance with SFAS No. 142, we used a third party to test goodwill impairment resulting from the acquisition of Trading Edge for the years ended December 31, 2001 and December 31, 2002. We again used a third party to review potential goodwill impairment for the year ended December 31, 2003. After that review, we were advised that there was no goodwill impairment for the year ended December 31, 2003. As of March 31, 2004, the value of our acquired goodwill and other intangible assets was $202,000.

  Income Taxes

      Income taxes are accounted for on the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

      A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have recorded a valuation allowance against the deferred tax assets arising from net operating loss carryforwards and temporary differences relating to deductibility of certain expenses for book and tax purposes. The net operating loss carryforwards are subject to significant limitations and utilizations pursuant to the Internal Revenue Code.

Revenue recognition

      We recognize revenues relating to broker-dealer license fees in the first three months of the applicable agreement in the estimated amount of the setup costs incurred, and the remaining amount is amortized over the initial term of the agreement, which is generally three years.

      Where a dealer has selected Plan 2 of the new transaction fee plans for secondary U.S. high-grade corporate bond trading, the U.S. high-grade commissions that they pay are capped at $500,000 per month and $4.8 million per year. If the commissions paid by a dealer in any one quarter measured from the effective date of the agreement exceed $1.2 million, the excess commissions over $1.2 million are reserved and only recorded as revenue when the year-to-date commissions generated by the broker-dealer either reach the annual $4.8 million cap or fall below a year-to-date quarterly average of $1.2 million.

Key Performance Indicators

      The following tables provide the notional value of bonds traded on our platform for each of the periods presented:

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(in billions, except number of trading days)
U.S. high-grade	$7.1	$8.6	$9.6	$14.2	$21.0	$31.3	$43.9	$44.0	$45.0
European high-grade	0.6	1.0	0.8	1.8	4.3	6.1	9.1	12.3	23.6
Other	0.7	0.9	1.5	1.6	3.6	4.5	5.3	6.8	6.4

Total	$8.3	$10.5	$11.9	$17.7	$28.9	$41.9	$58.2	$63.2	$75.0
Number of trading days	61	63	64	62	61	63	64	63	62

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in billions, except number of trading days)
U.S. high-grade	$10.0	$39.4	$140.3	$21.0	$45.0
European high-grade	0.1	4.2	31.8	4.3	23.6
Other	1.5	4.8	20.1	3.6	6.4

Total	$11.7	$48.4	$192.2	$28.9	$75.0

Number of trading days	250	250	251	61	62

      For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at the exchange rates prevailing on the day the transactions were executed.

Results of Operations

      The following tables present our consolidated operating results expressed in U.S. dollars and as a percentage of total revenues for each of the years presented:

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

	(in thousands)
Revenues
Commissions
U.S. high-grade	$3,392	$13,390	$40,310	$6,958	$11,424
European high-grade	47	975	7,126	1,009	4,521
Other	833	1,190	5,364	888	1,804

Total commissions	4,273	15,555	52,800	8,855	17,750
Information and user access fees	13	287	1,144	122	489
License fees	—	924	4,145	1,679	582
Interest income	2,132	742	371	86	154
Other	181	1,193	—	—	198

Total revenues	6,598	18,702	58,460	10,743	19,173

Expenses
Employee compensation and benefits	23,534	23,097	25,317	6,003	7,640
Depreciation and amortization	5,127	6,658	4,688	1,464	746
Technology and communications	5,240	3,943	4,755	1,099	1,592
Professional and consulting fees	12,903	4,699	4,180	1,249	946
Warrant-related expense(1)	5,874	6,330	4,024	974	2,131
Marketing and advertising	1,780	2,588	2,292	558	625
Moneyline revenue share	408	708	1,806	371	464
Restructuring charges	8,244	(674)	—	—	—
General and administrative	6,153	3,941	4,077	750	1,102

Total expenses	69,262	51,290	51,140	12,467	15,247

Income (loss) before taxes	(62,663)	(32,589)	7,320	(1,724)	3,926
Provision for income tax	—	—	190	—	92

Net income (loss)	$(62,663)	$(32,589)	$7,131	$(1,724)	$3,834

(1)	Warrant-related expense is the expense associated with the allocation of shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. The total number of shares underlying the warrant is 5,000,002. While the warrant is expensed each quarter at fair market value, this is a non-cash expense that fluctuates with the underlying price of our common stock. The final share allocations under the warrant program occurred on March 1, 2004. Accordingly, we will no longer record any expenses related to this warrant.

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

Revenues
Commissions
U.S. high-grade	51%	72%	69%	65%	60%
European high-grade	1	5	12	9	24
Other	13	6	9	8	9

Total commissions	65%	83%	90%	82%	93%
Information and user access fees	—	2	2	1	3
License fees	—	5	7	16	3
Interest income	32	4	1	1	1
Other	3	6	—	—	1

Total revenues	100%	100%	100%	100%	100%

Expenses
Employee compensation and benefits	357%	124%	43%	56%	40%
Depreciation and amortization	78	36	8	14	4
Technology and communications	79	21	8	10	8
Professional and consulting fees	196	25	7	12	5
Warrant-related expense	89	34	7	9	11
Marketing and advertising	27	14	4	5	3
Moneyline revenue share	6	4	3	3	2
Restructuring charges	125	(4)	—	—	—
General and administrative	93	21	7	7	6

Total expenses	1,050%	274%	87%	116%	80%

Income (loss) before taxes	(950)%	(174)%	13%	(16)%	20%
Provision for income tax	—	—	—	—	—

Net income (loss)	(950)%	(174)%	12%	(16)%	20%

Segment Results

      As an electronic, multi-dealer to client platform for trading fixed-income securities, our operations constitute a single business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

  Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

  Overview

      For the three months ended March 31, 2004, net income increased by $5.6 million to $3.8 million compared to a net loss of $1.7 million for the comparable period in 2003. Total revenues increased by $8.4 million or 78.5% to $19.2 million for the three months ended March 31, 2004 from $10.7 million for the three months ended March 31, 2003. This increase in total revenues was primarily due to the growth in the total volume of bonds traded on our platform, which grew 159.5% to $75.0 billion for the three months ended March 31, 2004 from to $28.9 billion for the comparable period in 2003. Total expenses increased by $2.8 million or 22.3% to $15.3 million for the three months ended March 31, 2004 from $12.5 million for the comparable period in 2003. For the three months ended March 31, 2004, our total expenses increased primarily due to increases in employee compensation and benefits, technology and communications, warrant-related, and general and administrative expenses, offset by decreases in depreciation and amortization, and professional and consulting fees, in each case compared to the comparable period in 2003.

  Revenues

      The revenues for the three months ended March 31, 2003 and 2004, and resulting dollar and percentage change are as follows:

	Three Months Ended March 31,

	2003	% of revenues	2004	% of revenues	$ change	% change

	(unaudited)

	(in thousands)
Commissions
U.S. high-grade	$6,958	64.8%	$11,424	59.6%	$4,466	64.2%
European high-grade	1,009	9.4%	4,521	23.6%	3,512	348.0%
Other	888	8.3%	1,804	9.4%	916	103.1%

Total commissions	8,855	82.4%	17,750	92.6%	8,894	100.4%
Information and user access fees	122	1.1%	489	2.5%	366	299.4%
License fees	1,679	15.6%	582	3.0%	(1,097)	(65.3%)
Interest income	86	0.8%	154	0.8%	68	79.1%
Other	—	—%	198	1.0%	198	N/A

Total revenues	$10,743	100.0%	$19,173	100.0%	$8,430	78.5%

      Commissions. Total commissions increased by $8.9 million or 100.4% to $17.8 million for the three months ended March 31, 2004 from $8.9 million for the comparable period in 2003. This increase was primarily due to increases in the amount of U.S. high-grade commissions and European high-grade commissions. U.S. high-grade commissions increased by $4.5 million or 64.2% to $11.4 million for the three months ended March 31, 2004 from $7.0 million for the comparable period in 2003. European high-grade commissions increased by $3.5 million or 348.0% to $4.5 million from $1.0 million for the comparable period in 2003. Other commissions increased by $916,000 or 103.1% to $1.8 million from $888,000 for the comparable period in 2003. These increases were primarily due to an increase in transaction volume from $28.9 billion for the three months ended March 31, 2003 to $75.0 billion for the three months ended March 31, 2004 generated by new and existing clients.

      Information and user access fees. Information and user access fees increased by $366,000 or 299.4% to $489,000 for the three months ended March 31, 2004 from $122,000 for the comparable period in 2003. This increase was due to an increase in the number of subscribers to our Corporate BondTicker service.

      License fees. License fees decreased by $1.1 million or $65.3% to $582,000 for the three months ended March 31, 2004 from $1.7 million for the comparable period in 2003. This decrease was due to the addition of one new broker-dealer client in the three months ended March 31, 2004 compared to four new broker-dealer clients added in the comparable period in 2003.

      Interest income. Interest income increased by $68,000 or 79.1% to $154,000 for the three months ended March 31, 2004 from $86,000 for the comparable period in 2003.

      Other. Other revenues increased to $198,000 for the three months ended March 31, 2004 from $0 for the comparable period in 2003. This increase was primarily due to the effects of an accounting change in 2003, recognizing gross telecommunication line charges from broker-dealer clients. These line charges had been offset against the related technology and communications cost in prior periods.

  Expenses

      The expenses for the three months ended March 31, 2003 and 2004, and resulting dollar and percentage change are as follows:

	Three Months Ended March 31,

	2003	% of revenues	2004	% of revenues	$ change	% change

	(unaudited)

	(in thousands)
Employee compensation and benefits	$6,003	55.9%	$7,640	39.8%	$1,637	27.3%
Depreciation and amortization	1,464	13.6%	746	3.9%	(718)	(49.0)%
Technology and communications	1,099	10.2%	1,592	8.3%	492	44.8%
Professional and consulting fees	1,249	11.6%	946	4.9%	(302)	(24.2)%
Warrant-related expense	974	9.1%	2,131	11.1%	1,157	118.8%
Marketing and advertising	558	5.2%	625	3.3%	68	12.1%
Moneyline revenue share	371	3.5%	464	2.4%	93	25.0%
General and administrative	750	7.0%	1,102	5.7%	353	47.0%

Total expenses	$12,467	116.1%	$15,247	79.5%	$2,780	22.3%

      Employee compensation and benefits. Employee compensation and benefits increased by $1.6 million or 27.3% to $7.6 million for the three months ended March 31, 2004 from $6.0 million for the comparable period in 2003. This increase was primarily due to the addition of new employees to support our growth and Moneyline consultant staff that became full-time employees. The total number of employees increased to 165 as of March 31, 2004 from 133 as of March 31, 2003. As a percentage of total revenues, employee compensation and benefits expense decreased to 39.8% for the three months ended March 31, 2004 from 55.9% for the comparable period in 2003. We expect this expense to continue to decline as a percentage of total revenues as we continue to grow our business.

      Depreciation and amortization. Depreciation and amortization expense decreased by $718,000 or 49.0% to $746,000 for the three months ended March 31, 2004 from $1.5 million for the comparable period in 2003. This decrease was primarily due to certain assets coming to the end of their depreciable lives. For the year ending December 31, 2004, it is anticipated that approximately $3.6 million in fixed assets relating to software development will become operational and will result in an approximate $100,000 per month charge to depreciation and amortization.

      Technology and communications. Technology and communications expense increased by $492,000 or 44.8% to $1.6 million for the three months ended March 31, 2004 from $1.1 million for the comparable period in 2003. This increase was primarily due to the additional costs relating to licenses, maintenance, production data feeds and hosting, all associated with the growth in volume traded on our platform. As a percentage of total revenues, technology and communications expense decreased to 8.3% for the three months ended March 31, 2004 from 10.2% for the comparable period in 2003.

      Professional and consulting fees. Professional and consulting fees decreased by $302,000 or 24.2% to $946,000 for the three months ended March 31, 2004 from $1.2 million for the comparable period in 2003. This decrease was primarily due to the fact that certain Moneyline consultant staff became full-time employees. As a percentage of total revenues, professional and consulting fees decreased to 4.9% for the three months ended March 31, 2004 from 11.6% for the comparable period in 2003.

      Warrant-related expense. Warrant-related expense increased by $1.2 million or 118.8% to $2.1 million for the three months ended March 31, 2004 from $974,000 for the comparable period in 2003. This increase was due to an increase in our common stock valuation to $13.95 per share for the three months ended March 31, 2004 from $2.70 for the comparable period in 2003.

      Marketing and advertising. Marketing and advertising expense increased by $68,000 or 12.1% to $625,000 for the three months ended March 31, 2004 from $558,000 for the comparable period in 2003. This increase was primarily due to expenses we incurred for print and other advertising used to promote our electronic trading platform.

      Moneyline revenue share. Moneyline revenue share expense increased by $93,000 or 25.0% to $464,000 for the three months ended March 31, 2004 from $371,000 for the comparable period in 2003. This increase was the result of the higher volume of transactions executed on our platform.

      General and administrative. General and administrative expense increased by $353,000 or 47.0% to $1.1 million for the three months ended March 31, 2004 from $750,000 for the comparable period in 2003. This increase was due to a number of factors, including increase in occupancy expenses, value-added tax (VAT) and franchise tax payments, partially offset by the reversal of $274,000 in the VAT tax reserve taken in 2003.

Provision for Income Tax

      No income tax provision was recorded for the three months ended March 31, 2003 as a result of operating losses incurred during this period. The benefit will be carried forward to future years to offset future years’ taxable income. For the three months ended March 31, 2004, income taxes were minimal due to the benefit of the net operating loss carryforwards and the effective income tax rate for the period was 2.3%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview

      For the year ended December 31, 2003, net income increased by $39.7 million to $7.1 million from a net loss of $32.6 million for the year ended December 31, 2002. Total revenues increased by $39.8 million or 212.6% to $58.5 million for year ended December 31, 2003 from $18.7 million for the year ended December 31, 2002. This increase in total revenue was primarily due to the growth in the total volume of bonds traded on our platform, which grew 297.1% to $192.2 billion for the year ended December 31, 2003 from $48.4 billion for the year ended December 31, 2002. Total expenses decreased by $150,000 or 0.3% to $51.1 million for the year ended December 31, 2003 from $51.3 million for the year ended December 31, 2002. For the year ended December 31, 2003, our total expenses decreased due to lower warrant-related, depreciation and amortization, and marketing and advertising expenses offset by increases in employee compensation, technology and communications, and Moneyline revenue share expenses, in each case when compared to the year ended December 31, 2002.

Revenues

      The revenues for the years ended December 31, 2002 and 2003, and resulting dollar and percentage change are as follows:

	Year Ended December 31,

	2002	% of revenues	2003	% of revenues	$ change	% change

	(in thousands)
Revenues
Commissions
U.S. high-grade	$13,390	71.6%	$40,310	69.0%	$26,920	201.1%
European high-grade	975	5.2%	7,126	12.2%	6,151	630.8%
Other	1,190	6.4%	5,364	9.2%	4,174	350.6%

Total commissions	15,555	83.2%	52,800	90.3%	37,245	239.4%
Information and user access fees	287	1.5%	1,144	2.0%	857	298.9%
License fees	924	4.9%	4,145	7.1%	3,221	348.8%
Interest income	742	4.0%	371	0.6%	(371)	(50.0)%
Other	1,193	6.4%	—	—%	(1,193)	(100.0)%

Total revenues	$18,702	100.0%	$58,460	100.0%	$39,759	212.6%

      Commissions. Total commissions increased by $37.2 million or 239.4% to $52.8 million for the year ended December 31, 2003 from $15.6 million for the year ended December 31, 2002. This increase was primarily due to increases in the amount of U.S. high-grade commissions and European high-grade commissions. U.S. high-grade commissions increased by $26.9 million or 201.1% to $40.3 million for the year ended December 31, 2003 from $13.4 million for the year ended December 31, 2002. European high-grade commissions increased by $6.2 million or 630.8% to $7.1 million for the year ended December 31, 2003 from $975,000 for the year ended December 31, 2002. These increases were primarily due to an increase in transaction volume from $48.4 billion for the year ended December 31, 2002 to $192.2 billion for the year ended December 31, 2003 generated by new and existing clients.

      Information and user access fees. Information and user access fees increased by $857,000 or 298.9% to $1.1 million for the year ended December 31, 2003 from $287,000 for the year ended December 31, 2002. This increase was primarily due to $826,000 in information services fees received for the year ended December 31, 2003 following the launch of our Corporate BondTicker service in July 2002 for which we started charging in November 2002. We received $15,000 in information service fees during 2002.

      License fees. License fees increased by $3.2 million or 348.8% to $4.1 million for the year ended December 31, 2003 from $924,000 for the year ended December 31, 2002. This increase was primarily due to the six new broker-dealer clients that joined the platform between October 1, 2002 and September 30, 2003.

      Interest income. Interest income decreased by $371,000 or 50.0% to $371,000 for the year ended December 31, 2003 from $742,000 for the year ended December 31, 2002. This decrease was due to the lower interest rate environment in 2003.

      Other. Other income decreased to $0 for the year ended December 31, 2003 from $1.2 million for the comparable period in 2002. This decrease was due to the non-recurring insurance settlement of $1.2 million received in 2002.

Expenses

      The expenses for the years ended December 31, 2002 and 2003, and resulting dollar and percentage change are as follows:

	Year Ended December 31,

	2002	% of revenues	2003	% of revenues	$ change	% change

	(in thousands)
Employee compensation and benefits	$23,097	123.5%	$25,317	43.3%	$2,220	9.6%
Depreciation and amortization	6,658	35.6%	4,688	8.0%	(1,970)	(29.6)%
Technology and communications	3,943	21.1%	4,755	8.1%	812	20.6%
Professional and consulting fees	4,699	25.1%	4,180	7.2%	(518)	(11.0)%
Warrant-related expense	6,330	33.8%	4,024	6.9%	(2,306)	(36.4)%
Marketing and advertising	2,588	13.8%	2,292	3.9%	(297)	(11.5)%
Moneyline revenue share	708	3.8%	1,806	3.1%	1,098	155.2%
Restructuring charges	(674)	(3.6)%	—	—%	674	(100.0)%
General and administrative	3,941	21.1%	4,077	7.0%	136	3.5%

Total expenses	$51,290	274.3%	$51,140	87.5%	$(150)	(0.3)%

      Employee compensation and benefits. Employee compensation and benefits expense increased by $2.2 million or 9.6% to $25.3 million for the year ended December 31, 2003 from $23.1 million for the year ended December 31, 2002. This increase was primarily due to the addition of new employees to support our growth, Moneyline consultant staff that became full-time employees and an increase in performance-based bonuses. Total employees increased to 160 as of December 31, 2003, from 133 as of December 31, 2002. As a percentage of total revenues, employee compensation and benefits expense decreased to 43.3% for the year ended December 31, 2003 from 123.5% for the year ended December 31, 2002. We expect this expense to continue to decline as a percentage of total revenues as we continue to grow our business.

      Depreciation and amortization. Depreciation and amortization expense decreased by $2.0 million or 29.6% to $4.7 million for the year ended December 31, 2003 from $6.7 million for the year ended December 31, 2002. This decrease was primarily due to the fact that $8.5 million of our fixed assets became fully depreciated during 2003. As a percentage of total revenues, depreciation and amortization expense decreased to 8.0% for the year ended December 31, 2003 from 35.6% for the year ended December 31, 2002.

      Technology and communications. Technology and communications expense increased by $812,000 or 20.6% to $4.8 million for the year ended December 31, 2003 from $3.9 million for the year ended December 31, 2002. This increase was primarily due to the additional costs relating to licenses, maintenance, production data feeds and hosting, all associated with the growth in volume traded on our platform. As a percentage of total revenues, technology and communications expense decreased to 8.1% for the year ended December 31, 2003 from 21.1% for the year ended December 31, 2002.

      Professional and consulting fees. Professional and consulting fees decreased by $518,000 or 11.0% to $4.2 million for the year ended December 31, 2003 from $4.7 million for the year ended December 31, 2002. This decrease was primarily due to the fact that certain Moneyline consultant staff became full-time employees in May 2003. As a percentage of total revenues, professional and consulting fees decreased to 7.2% for the year ended December 31, 2003 from 25.1% for the year ended December 31, 2002.

      Warrant-related expense. Warrant-related expense decreased by $2.3 million or 36.4% to $4.0 million for year ended December 31, 2003 from $6.3 million for the year ended December 31, 2002. This decrease was primarily due to the U.S. portion of the warrant program becoming fully allocated on January 31, 2003 offset in part by increases in the value of the warrant. As a percentage of total revenues, warrant-related expense decreased to 6.9% for the year ended December 31, 2003 from 33.8% for the year ended December 31, 2002.

      Marketing and advertising. Marketing and advertising expense decreased by $297,000 or 11.5% to $2.3 million for the year ended December 31, 2003 from $2.6 million for the year ended December 31, 2002. This decrease was primarily due to reduced advertising in 2003. As a percentage of total revenues, marketing and advertising expense decreased to 3.9% for the year ended December 31, 2003 from 13.8% for the year ended December 31, 2002.

      Moneyline revenue share. Moneyline revenue share expense increased by $1.1 million or 155.2% to $1.8 million for the year ended December 31, 2003 from $708,000 for the year ended December 31, 2002. This increase was primarily due to our increased trading volume and the resultant increase in commissions. As a percentage of total revenues, Moneyline revenue share expense decreased to 3.1% for the year ended December 31, 2003 from 3.8% for the year ended December 31 2002.

      Restructuring charges. For year ended December 31, 2002, a restructuring charge of $674,000 recorded in the year ended December 31, 2001 was determined not to be required and was reversed. There were no restructuring charges in 2003.

      General and administrative. General and administrative expense increased by $136,000 or 3.5% to $4.1 million for the year ended December 31, 2003 from $3.9 million for year ended December 31, 2002. This increase was due primarily to a combination of increases in travel expense and miscellaneous expenses, offset by a $318,000 decrease in occupancy costs due to the sub leasing of unneeded facilities. As a percentage of total revenues, general and administrative expense decreased to 7.0% for the year ended December 31, 2003 from 21.1% for the year ended December 31, 2002.

Provision for Income Tax

      For the year ended December 31, 2003, income taxes were minimal due to the benefit of the net operating loss carryforward and the effective income tax rate for the year was 2.6%. No income tax provision was recorded for the year ended December 31, 2002 as a result of operating losses incurred during the year. The benefit will be carried forward to future years to offset future years’ taxable income.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview

      Our operations for the year ended December 31, 2002 resulted in a net loss of $32.6 million compared to a net loss of $62.7 million for the year ended December 31, 2001. This substantial reduction in our loss is attributable to a combination of increased revenue and reduced expenses. Total revenues increased by $12.1 million or 183.4% to $18.7 million for the year ended December 31, 2002 from $6.6 million for the year ended December 31, 2001. Our increased revenues were primarily due to increases in trading volume and the resultant increase in commissions. Total expenses decreased by $18.0 million or 25.9% to $51.3 million for the year ended December 31, 2002 from $69.3 million for the year ended December 31, 2001. Expenses decreased primarily because no restructuring costs were incurred and professional and consulting fees were reduced.

Revenues

      The revenues for the years ended December 31, 2001 and 2002, and resulting dollar and percentage change are as follows:

	Year Ended December 31,

	2001	% of revenues	2002	% of revenues	$ change	% change

	(in thousands)
Commissions
U.S. high-grade	$3,392	51.4%	$13,390	71.6%	$9,998	294.7%
European high-grade	47	0.7%	975	5.2%	928	1,975.4%
Other	833	12.6%	1,190	6.4%	357	42.8%

Total commissions	4,273	64.8%	15,555	83.2%	11,283	264.1%
Information and user access fees	13	0.2%	287	1.5%	274	2,178.3%
License fees	—	—%	924	4.9%	924	N/A
Interest income	2,132	32.3%	742	4.0%	(1,390)	(65.2)%
Other	181	2.7%	1,193	6.4%	1,012	559.7%

Total revenues	$6,598	100.0%	$18,702	100.0%	$12,103	183.4%

      Commissions. Total commissions increased by $11.3 million or 264.1% to $15.6 million for the year ended December 31, 2002 from $4.3 million for the year ended December 31, 2001, primarily as a result of increased trading volume from $11.7 billion for the year ended December 31, 2002 to $48.4 billion for the year ended December 31, 2003 of U.S. high-grade corporate bonds by our new and existing broker-dealer and institutional investor clients.

      Information and user access fees. Information and user access fees increased by $274,000 to $287,000 for the year ended December 31, 2002 from $13,000 for the year ended December 31, 2001. The increase was primarily due to recording a full year of user access fees, which increased by $270,000 for the year ended December 31, 2002.

      License fees. License fees were $924,000 for the year ended December 31, 2002. We did not receive any license fees from our broker-dealer clients in the year ended December 31, 2001.

      Interest income Interest income decreased by $1.4 million or 65.2% to $742,000 for the year ended December 31, 2002 from $2.1 million for the year ended December 31, 2001. This decrease was due to lower cash balances in 2002.

      Other. Other revenues increased by $1.0 million or 559.7% to $1.2 million for the year ended December 31, 2002 from $181,000 for the year ended December 31, 2001. The Company received insurance proceeds and World Trade Center recovery grants totaling $1.2 million, of which $526,000 relates to reimbursement of the additional costs incurred and $667,000 relates to loss of revenues. Such amount is included in our 2002 Statement of Operations in “Other Income.”

Expenses

      The expenses for the years ended December 31, 2001 and 2002, and resulting dollar and percentage change are as follows:

	Year Ended December 31,

	2001	% of revenues	2002	% of revenues	$ change	% change

	(in thousands)
Expenses
Employee compensation and benefits	$23,534	356.7%	$23,097	123.5%	$(436)	(1.9)%
Depreciation and amortization	5,127	77.7%	6,658	35.6%	1,531	29.9%
Technology and communications	5,240	79.4%	3,943	21.1%	(1,297)	(24.7)%
Professional and consulting fees	12,903	195.6%	4,699	25.1%	(8,205)	(63.6)%
Warrant-related expense	5,874	89.0%	6,330	33.8%	457	7.8%
Marketing and advertising	1,780	27.0%	2,588	13.8%	808	45.4%
Moneyline revenue share	408	6.2%	708	3.8%	300	73.5%
Restructuring charges	8,244	124.9%	(674)	(3.6)%	(8,918)	(108.2)%
General and administrative	6,153	93.2%	3,941	21.1%	(2,212)	(35.9)%

Total expenses	$69,262	1,049.7%	$51,290	274.3%	$(17,972)	(25.9)%

      Employee compensation and benefits. Employee compensation and benefits expense decreased by $436,000 or 1.9% to $23.1 million for the year ended December 31, 2002 from $23.5 million for the year ended December 31, 2001. This decrease was primarily due to costs we incurred in 2001 associated with a staff reduction. These costs did not recur in 2002.

      Depreciation and amortization. Depreciation and amortization expense increased by $1.5 million or 29.9% to $6.7 million for the year ended December 31, 2002 from $5.1 million for the year ended December 31, 2001. This increase was primarily due to increased costs of $1.4 million related to the development of our trading platform and the inclusion of a full year of depreciation for assets acquired in the Trading Edge acquisition in March 2001.

      Technology and communications. Technology and communications expense decreased by $1.3 million or 24.7% to $3.9 million for the year ended December 31, 2002 from $5.2 million for the year ended December 31, 2001. This decrease was primarily due to cost savings we realized after closing Trading Edge data centers in 2001.

      Professional and consulting fees. Professional and consulting fees decreased by $8.2 million or 63.6% to $4.7 million for the year ended December 31, 2002 from $12.9 million for the year ended December 31, 2001. This decrease was primarily due to a $2.0 million reduction in investment banking fees, which were paid in 2001 for investment banking services in connection with the acquisition of Trading Edge, and these expenses did not recur in 2002. Additionally, we experienced a decrease in recruiting fees of $900,000, consulting fees of $3.3 million and legal fees of $1.2 million for the year ended December 31, 2002.

      Warrant-related expense. Warrant-related expense increased by $457,000 or 7.8% to $6.3 million for the year ended December 31, 2002 from $5.9 million for the year ended December 31, 2001. This increase was primarily due to the commencement of the European portion of the warrant program in March 2002.

      Marketing and advertising. Marketing and advertising expense increased by $808,000 or 45.4% to $2.6 million for the year ended December 31, 2002 from $1.8 million for the year ended December 31, 2001. This increase was primarily due to expenses we incurred for print and other advertising used to promote our electronic trading platform.

      Moneyline revenue share. Moneyline revenue share expense increased by $300,000 or 73.5% to $708,000 for the year ended December 31, 2002 from $408,000 for the year ended December 31, 2001. This increase resulted from the increase in the volume of trades and commissions in 2002.

      Restructuring charges. For the year ended December 31, 2001, we incurred a restructuring charge of $8.2 million relating to losses incurred on facilities that were subleased, employee severance costs and the termination of municipal bond trading. In 2002, $674,000 of this restructuring charge was determined not to be required and was reversed.

      General and administrative. General and administrative expense decreased by $2.2 million or 35.9% to $3.9 million for the year ended December 31, 2002 from $6.2 million for the year ended December 31, 2001. This decrease was due to a combination of factors, including reductions in 2002 in travel and rent expenses as well as the non-recurrence of a disaster recovery expense we incurred in 2001 following the September 11, 2001 terrorist acts and the resulting market disruption.

Provision for Income Tax

      No income tax provision was recorded for the respective years as a result of operating losses incurred during this period. The benefit will be carried forward to future years to offset future years’ taxable income.

Quarterly Results of Operations

      Our quarterly results have varied significantly as a result of:

•	changes in trading volume due to market conditions, due to a decrease in the number of trading days in certain quarters, and due to seasonality effects caused by slow-downs in trading activity during certain periods;

•	non-recurring revenues relating to an insurance settlement and New York State disaster recovery grant relating to the September 11, 2001 terrorist acts and non-recurring expenses relating to the Trading Edge acquisition;

•	increases in the number of broker-dealers and institutional investors using our trading platform as well as increased usage by existing clients; and

•	expansion of the products we offer to our clients.

      The following table sets forth certain unaudited consolidated quarterly income statement data for the nine quarters ended March 31, 2004. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our consolidated financial statements and related notes, included in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2002	2002	2002	2002	2003	2003	2003	2003	2004

	(unaudited)

	(in thousands)
Revenues
Commissions
U.S. high-grade(1)	$2,624	$2,986	$3,188	$4,592	$6,958	$9,803	$12,157	$11,392	$11,424
European high-grade(2)	124	227	195	430	1,009	1,465	2,114	2,538	4,521
Other(3)	148	252	411	379	888	1,277	1,439	1,761	1,804

Total commissions	2,896	3,465	3,794	5,400	8,855	12,544	15,710	15,691	17,750
Information and user access fees(4)	53	52	89	92	122	268	391	362	489
License fees	42	42	774	66	1,679	838	533	1,095	582
Interest income(5)	225	184	204	130	86	91	90	104	154
Other	—	300	—	893	—	—	—	—	198

Total revenues	3,216	4,043	4,862	6,581	10,743	13,741	16,724	17,252	19,173

Expenses
Employee compensation and benefits	5,536	4,687	5,226	7,649	6,003	6,240	6,319	6,756	7,640
Depreciation and amortization	1,648	1,662	1,683	1,665	1,464	1,127	1,046	1,051	746
Technology and communications	851	1,092	915	1,086	1,099	1,204	1,152	1,300	1,592
Professional and consulting fees	1,306	1,218	860	1,315	1,249	1,033	765	1,134	946
Warrant-related expense	1,068	1,892	1,686	1,686	974	618	618	1,814	2,131
Marketing and advertising	618	881	453	635	558	557	551	626	625
Moneyline revenue share	123	152	165	267	371	448	478	508	464
Restructuring charges	—	—	(568)	(107)	—	—	—	—	—
General and administrative	1,173	1,028	886	854	750	890	953	1,484	1,102

Total expenses	12,322	12,612	11,306	15,050	12,467	12,117	11,882	14,673	15,247

Income (loss) before taxes	$(9,106)	$(8,569)	$(6,444)	$(8,469)	$(1,724)	$1,624	$4,842	$2,579	3,926
Provision for income tax	—	—	—	—	—	—	—	190	92

Net income (loss)	$(9,106)	$(8,569)	$(6,444)	$(8,469)	$(1,724)	$1,624	$4,842	$2,389	$3,834

(1)	Of these amounts, $2,302, $2,258, $2,385, $3,399, $4,816, $5,814, $7,052, $6,506 and $6,506, respectively, were from related parties.

(2)	Of these amounts, $100, $213, $181, $323, $729, $984, $1,087, $1,605 and $2,611, respectively, were from related parties.

(3)	Of these amounts, $129, $252, $389, $358, $835, $998, $1,135, $1,461 and $1,434, respectively, were from related parties.

(4)	Of these amounts, $0, $0, $0, $0, $41, $43, $53, $52 and $60, respectively, were from related parties.

(5)	Of these amounts, $31, $30, $30, $28, $17, $15, $13, $20 and $90, respectively, were from related parties.

Liquidity and Capital Resources

      Since our inception, we have met our funding requirements through the issuance of our preferred stock and internally generated funds. Cash, cash equivalents and short-term investments totaled $37.2 million at December 31, 2001, $23.8 million at December 31, 2002, $36.2 million at December 31, 2003 and $30.5 million at March 31, 2004. The changes in the balance were the result of capital and general corporate expenditures. We do not invest in equities or corporate fixed-income securities. To limit our exposure to foreign currency fluctuations from MarketAxess Europe and MarketAxess Leasing, our U.K. Subsidiaries, we use foreign currency forward contracts in which we sell Pounds Sterling and buy U.S. dollars for forward settlement.

      Current assets consists of cash and cash equivalents, short-term investments, securities provided as collateral, accounts receivable and prepaid expenses. These assets represented 79.6% of our total assets at December 31, 2002, 86.3% at December 31, 2003 and 82.9% at March 31, 2004. In addition our current ratio, which is computed by dividing the current asset by the current liabilities, was 2.8 at December 31, 2002, 2.8 at December 31, 2003 and 4.3 at March 31, 2004.

      We have no long-term or short-term debt and do not maintain bank lines of credit. Our contingent liabilities and commitments consist of our non-cancelable leases for office space. As of March 31, 2004, the minimum rentals under our leases, net of sublease income, are as follows:

Year Ended December 31,	Minimum Rentals

2004	$1.3 million
2005	1.8 million
2006	1.4 million
2007	1.3 million
2008	1.3 million
Thereafter through 2011	1.8 million

Total	$8.9 million

      The standby letters of credit used as security for these long-term leases and our foreign currency forward contracts are collateralized by U.S. Treasury securities with a fair value of $3.2 million as of March 31, 2004. Maturing U.S. Treasury securities are replaced as they mature to continually collateralize the letters of credit.

      Our cash flows for the periods presented below were as follows:

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)			(unaudited)
Net cash (used in) provided by operating activities	$(49,335)	$(17,628)	$17,161	$(4,664)	$(3,816)
Net cash (used in) provided by investing activities	4,193	9,540	(8,868)	688	(3,816)
Net cash provided by financing activities	6,425	8,400	80	3	2

      Net cash used in operating activities was $49.3 million and $17.6 million for the years ended December 31, 2001 and 2002, respectively. Net cash provided by operating activities was $17.2 million for the year ended December 31, 2003. For the three months ended March 31, 2003 and 2004, net cash used in operating activities was $4.7 million and $3.8 million, respectively.

      Cash used in operating activities of $49.3 million for the year ended December 31, 2001 consisted of a net loss of $62.7 million, adjusted for non-cash charges, primarily consisting of charges of $5.1 million for depreciation and amortization, $5.9 million for warrant-related expense, $2.6 million for the impairment of furniture and fixtures and $2.6 for the impairment of software development costs. These non-cash charges were offset by an increase in cash used for working capital of $3.0 million.

      Cash used in operating activities of $17.6 million for the year ended December 31, 2002 consisted of a net loss of $32.6 million, adjusted for non-cash charges, primarily consisting of charges of $6.7 million for depreciation and amortization and $6.3 million for warrant-related expense. These non-cash charges were offset by a decrease in cash used for working capital of $1.7 million.

      Cash provided by operating activities of $17.2 million for the year ended December 31, 2003 consisted of net income of $7.1 million, adjusted for non-cash charges, primarily consisting of charges of $4.7 million for depreciation and amortization and $4.0 million for warrant-related expense. These non-cash charges were offset by a decrease in cash used for working capital of $1.3 million.

      Cash used in operating activities of $4.7 million for the three months ended March 31, 2003 consisted of net loss of $1.7 million, adjusted for non-cash charges, primarily consisting of charges of $1.5 million for depreciation and amortization and $974,000 for warrant-related expense. These non-cash charges were offset by a decrease in cash used for working capital of $5.3 million.

      Cash used in operating activities of $3.8 million for the three months ended March 31, 2004 consisted of net income of $3.8 million, adjusted for non-cash charges, primarily consisting of charges of $746,000 for depreciation and amortization and $2.1 million for warrant-related expense. These non-cash charges were offset by an increase in cash used for working capital of $10.5 million.

      Net cash provided by investing activities was $4.2 million and $9.5 million for the years ended December 31, 2001 and 2002, respectively. For the year ended December 31, 2003, net cash used in investing activities was $8.9 million. For the three months ended March 31, 2003, net cash provided by operating activities was $688,000 and for the three months ended March 31, 2004, net cash used in operating activities was $3.8 million.

      Cash provided by investing activities of $4.2 million for the year ended December 31, 2001 consisted of net maturities of short-term investments of $9.8 million, which was offset by purchase of furniture, equipment and leasehold improvements of $3.2 million and capitalization of software development costs of $2.4 million.

      Cash provided by investing activities of $9.5 million for the year ended December 31, 2002 consisted of net maturities of short-term investments of $12.0 million which was offset by purchase of furniture, equipment and leasehold improvements of $1.1 million and capitalization of software development costs of $(1.4) million.

      Cash used in investing activities of $8.9 million for the year ended December 31, 2003 consisted of net maturities of short-term investments of $4.1 million, which was offset by purchase of furniture, equipment and leasehold improvements of $1.4 million and capitalization of software development costs of $3.3 million.

      Cash provided by investing activities of $688,000 for the three months ended March 31, 2003 consisted of net maturities of short-term investments of $865,000, which was offset by the capitalization of software development costs of $177,000.

      Cash used in investing activities of $3.8 million for the three months ended March 31, 2004 consisted of net maturities of short-term investments of $2.0 million, which was offset by purchase of furniture, equipment and leasehold improvements of $455,000 and capitalization of software development costs of $1.4 million.

      Net cash provided by financing activities was $6.4 million, $8.4 million and $80,000 for the years ended December 31, 2001, 2002 and 2003, respectively. For the three months ended March 31, 2003 and 2004, net cash provided by financing activities was $3,000 and $2,000, respectively. The financing activities are primarily provided by the issuance of our preferred stock.

      We believe that our current resources are adequate to meet our liquidity needs and capital expenditure requirements for at least the next twelve months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings will result in dilution to our stockholders. Any debt financings may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

      Our two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe, are registered broker-dealers in the U.S. and the U.K., respectively. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The U.S. and the U.K. regulations prohibit a registered broker-dealer from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification or approval from its principal regulator. The capital structures of our broker-dealer subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. As of March 31, 2004, MarketAxess Corporation had net capital of $18.1 million, which was $17.7 million in excess of its required minimum net capital of $322,000. MarketAxess Europe had financial resources, as defined by the FSA, of $1.8 million, which was $1.3 million in excess of its required financial resources of $465,000.

      Certain of our subsidiaries cleared their transactions through two clearing brokers on a fully disclosed basis. These clearing broker arrangements were terminated in June 2003 and February 2004. Pursuant to the terms of the agreements between us and the clearing brokers, the clearing brokers had the right to charge us for losses resulting from a counterparty’s failure to fulfill its contractual obligations. As the right to charge our subsidiaries had no maximum amount and applied to all trades executed through the clearing brokers, we believe there is no maximum amount assignable to this right. At March 31, 2004, we had recorded no liabilities with regard to this right. In addition, we had the right to pursue collection or performance from the counterparties who did not perform under their contractual obligations. We monitored the credit standing of the clearing brokers and all counterparties with whom we conducted business.

      In the ordinary course of business, we enter into contracts that contain a variety of representations, warranties and general indemnifications. Our maximum exposure from any further claims under these arrangements is unknown, as this would involve claims that have not yet occurred. However, based on past experience, we expect the risk of loss to be remote.

      We have provided a funding guarantee to our U.K. Subsidiaries in the normal course of business to enable them to meet obligations to individual creditors through March 31, 2005 to the extent these subsidiaries cannot meet such obligations themselves. As the maximum obligation under this arrangement is unknown, and as the U.K. Subsidiaries are consolidated for reporting purposes, no separate accrual for such guarantee has been made.

Quantitative and Qualitative Disclosures About Market Risk

      Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Interest Rate Risk

      Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments and U.S. Treasury obligations in which we invest. We do not invest in equities or corporate fixed-income securities. We do not maintain an inventory of bonds that are traded on our platform, nor do we act as principal to the bond transactions completed on our platform.

      Our interest income from money market instruments and U.S. Treasury obligations was $742,000 for the year ended December 31, 2002, $371,000 for the year ended December 31, 2003 and $154,000 for the three months ended March 31, 2004. Fluctuations in interest income are attributable to changes in our cash balances or holdings of U.S. Treasury securities and fluctuations in interest rates received on those balances or securities.

Derivative Risk

      Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. Subsidiaries. As of March 31, 2004, the notional value of our foreign currency forward contracts was $6.0 million, with an unrealized loss of $3,000. We do not speculate in any derivative instruments.

Contractual Obligations and Commitments

      The following table summarizes our contractual arrangements as of March 31, 2004, after giving effect to the conversion of our redeemable convertible preferred stock upon the completion of this offering:

	Payments Due by Period

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Operating leases	$9,369	$1,679	$3,194	$2,686	$1,810
Foreign currency forward contracts	6,033	6,033	—	—	—

	$15,402	$7,712	$3,194	$2,686	$1,810

Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees, of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made regarding obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. Adoption of the recognition and measurement provisions did not have a material effect on the Company’s consolidated financial statements. See Note 11 for further information regarding the Company’s commitments, contingencies and guarantees.

      On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 permits three alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 continues to permit prospective application for companies that adopt it prior to the beginning of fiscal year 2004. SFAS No. 148 also allows for a modified prospective application, which requires the fair value of all unvested awards to be amortized over the remaining service period, as well as restatement of prior years’ expense. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. By not adopting this standard, there was no material effect on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and imposes additional disclosure requirements. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), because that financial instrument embodies an obligation of the issuer. Initially, SFAS No. 150 was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective beginning July 1, 2003. In November 2003, the FASB deferred the effective date of the statement with respect to mandatorily redeemable financial instruments of certain nonpublic entities and for certain mandatorily redeemable noncontrolling interests. The implementation of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.

      In March 2004, the FASB issued an exposure draft for a proposed SFAS on “Share-Based Payment.” This would be an amendment of SFAS No. 123 and SFAS No. 95 “Statement of Cash Flows.” This proposed Statement addresses the accounting for transactions in which an enterprise exchanges its equity instruments for employee services. It also addresses transactions in which an enterprise incurs liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. This proposed Statement does not change the accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans. The objective of the accounting required by SFAS No. 123, as it would be amended by this proposed Statement, is to recognize in an entity’s financial statements the cost of employee services received in exchange for equity instruments issued, and liabilities incurred, to employees in share-based payment transactions. Under this exposure draft, it suggests that a binomial method be used to value stock options. The exposure draft allows companies to use the Black-Scholes option pricing model as an alternative, as currently permitted under SFAS No. 123. Footnote 9 shows the effect on our Statements of Operations for the periods ended March 31, 2003 and 2004 had the exposure draft been implemented and had we utilized the Black-Scholes option pricing model.

BUSINESS

Overview

      MarketAxess operates one of the leading platforms for the electronic trading of fixed-income securities. Since our inception, the vast majority of our revenues has been generated from the trading of U.S. high-grade corporate bonds, although an increasing percentage of our revenues has recently been derived from the trading of European high-grade corporate bonds. We serve as an electronic platform through which our approximately 600 institutional investor clients can access the liquidity provided by our 19 leading broker-dealer clients. We also provide data and analytical tools that help our clients make trading decisions and we facilitate the trading process by electronically communicating order information between trading counterparties.

      Our multi-dealer trading platform allows our institutional investor clients to simultaneously receive competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds and European high-grade corporate bonds, we also offer our clients the ability to trade emerging markets bonds, which we define as sovereign and corporate bonds issued by entities domiciled in an emerging markets country, including both high-grade and non-investment grade debt. In addition, we recently announced a strategic alliance to provide our institutional investor clients with access to the U.S. government bond market. MarketAxess was formed in April 2000 with investments by affiliates of JPMorgan Chase and Bear Stearns. The commercial launch of our electronic trading platform took place in January 2001.

      Our trading platform is “fully-disclosed,” meaning that our broker-dealer clients see the name of the institutional investor submitting a request for a bid or offer and, likewise, our institutional investor clients know the identity of each broker-dealer that submits a competing bid or offer. Our institutional investor clients, after receiving one or more executable price quotes from the broker-dealer clients that respond with bids or offers, may then elect to enter into a trade with any responding broker-dealer. While the institutional investor can simultaneously request and view available prices in a specifically requested time frame, broker-dealers cannot view the prices submitted to the institutional investor by any of their competitors. This motivates our broker-dealer clients to provide competitive prices in order to increase their likelihood of winning the trade with the institutional investor client.

      Through our electronic platform, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients’ inventory available on our platform, access to real-time pricing information and analytical tools available on our Corporate BondTicker service and the ability to obtain competitive bids and offers from our broker-dealer clients during the trade process. Our services relating to trade execution include, in addition to single- and multiple-dealer inquiries, list trading, which is the ability to request bids or offers on multiple bonds at the same time, and swap trading, which is the ability to request a bid to sell one bond and an offer to purchase another bond, in a manner such that the two trades will be executed simultaneously with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients.

      We are not a party to the actual trades that occur on our platform and we do not at any time take title to the traded securities or the proceeds from the sale of such securities. Rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price, and then transact with each other. We derive our revenues primarily from commissions paid by our broker-dealer clients for trades executed on our platform, which in 2003 totaled $52.8 million or 90.3% of our total revenues. Of that amount, $40.3 million was derived from commissions generated from U.S. high-grade corporate bonds, $7.1 million was derived from commissions generated from European high-grade corporate bonds and $5.4 million was derived from commissions generated from other securities, including emerging markets bonds. In 2003, we also generated $1.1 million or 2.0% of our total revenues from information and user access fees charged to our institutional investor clients, and $4.1 million or 7.1% of our total revenues from license fees charged to certain of our broker-dealer clients for access to our trading platform.

      Since the commercial launch of our electronic trading platform in January 2001, we have experienced significant growth in trading volume. Our annual trading volume has grown from $11.7 billion in 2001, to $48.4 billion in 2002 and $192.2 billion in 2003. As a result of this growth in trading volume, our revenues have increased from $6.6 million in 2001, to $18.7 million in 2002 and $58.5 million in 2003, and our net income has increased from a loss of $62.7 million in 2001, to a loss of $32.6 million in 2002 and to income of $7.1 million in 2003.

      We launched trading on our electronic platform with eight broker-dealer clients and approximately 60 institutional investor clients. We have consistently added new clients to our trading platform, increasing the number of broker-dealer clients to 19 and the number of institutional investor firms using our platform to approximately 600 as of December 31, 2003.

      Our current broker-dealer clients are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale, Spear Leeds & Kellogg, UBS and Wachovia. These broker-dealers accounted for approximately 98% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 59% of the underwriting of newly-issued European corporate bonds in 2003. Although we have not identified a reliable source of data to determine the percentage of secondary trading of these bonds that is accounted for by our broker-dealer clients, we believe there is a significant correlation between new issue underwriting and secondary trading. We believe the significant presence of our broker-dealer clients in the secondary trading markets increases the liquidity of the securities available on our platform. In addition, because we have not identified a reliable source of data relating to the size of the bond markets we serve, we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

      Our institutional investor clients include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds. Among these are 80 of the top 100 global holders of U.S. corporate bonds, as measured by Thomson Financial.

      Our Corporate BondTickerTM is a leading bond information service that provides access to real-time and historical price, yield and MarketAxess-estimated spread-to-Treasuries for publicly-disseminated National Association of Securities Dealers, Inc. (NASD) TRACE-eligible corporate bonds. Corporate BondTicker combines the TRACE data with actual execution prices and spread-to-Treasuries for U.S. high-grade corporate bond trades executed on our platform, many of which are not otherwise publicly disseminated. In addition, Corporate BondTicker provides indicative prices for secondary loans and credit default swaps through arrangements with certain of our broker-dealer clients, independent credit research and analytical tools that are not otherwise available. Corporate BondTicker is currently the source of information for The Wall Street Journal’s daily Corporate Bond and High Yield tables.

      Our proprietary technology is highly secure, fault-tolerant and scalable. We believe that as we continue to grow, our technology will accommodate additional trading volume, products and clients without substantial capital investment and without compromising the high level of speed and reliability we currently provide to our clients.

Industry Background

      Fixed-income securities are issued by corporations, governments and other entities, and pay a pre-set absolute or relative rate of return. The global fixed-income market is large and has experienced significant growth in trading volume and amount of debt outstanding over the last several years. For example, in the U.S. fixed-income market, there were approximately $22 trillion of fixed-income securities outstanding, including $4.4 trillion of U.S. corporate bonds, as of December 31, 2003. We are currently active in three segments of the global fixed-income securities market: U.S. high-grade corporate, European high-grade corporate and emerging markets bonds.

U.S. High-Grade Corporate Bond Market

      The total U.S. corporate bond market has experienced significant growth over the past five years. The total amount of U.S. corporate bonds outstanding has grown from $2.7 trillion as of December 31, 1998 to $4.4 trillion as of December 31, 2003. The average daily trading volume of U.S. corporate bonds also grew from $18.9 billion in 2002 (the first calendar year for which such data are available) to $20.7 billion in 2003.

      The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called “high-grade”), which typically refers to debt rated BBB– or better by Standard & Poor’s, or Baa3 or better by Moody’s Investor Service; debt rated below investment-grade (so-called “high-yield”), which typically refers to debt rated lower than BBB– by Standard & Poor’s or Baa3 by Moody’s Investor Service; and debt convertible into equity (so-called “convertible debt”).

      The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has seen significant growth in trading volume over the last several years. Several factors continue to drive growth in trading volume in this market, including:

•	Improved price transparency — In 2002, the NASD adopted TRACE, which requires NASD members to report secondary market transactions in certain fixed-income securities to the NASD. The NASD began publicly disseminating real-time price information on approximately 500 large (greater than or equal to $1 billion in original issue amount) corporate bond issues in July 2002. In March 2003, the NASD expanded the list of corporate bonds for which prices are disseminated to include over 4,000 unique securities, representing over two-thirds of the daily trading volume of high-grade corporate bonds. In addition, the NASD has proposed to expand the list of TRACE-eligible bonds to 23,000 unique securities, representing 99% of the daily trading volume of high-grade corporate bonds.

•	Introduction of electronic trading platforms — Electronic trading platforms, which are in the early stages of adoption, act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required, such as searching for securities with specific characteristics, the coordination of multiple bilateral telephone calls or electronic communications, the sorting and analysis of competing offers, and the entry of orders into the trading system after verbal or e-mail trade agreement. As a result, these platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.

•	Growth in credit derivatives — Credit derivatives are contracts that transfer an asset’s risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. They are often designed to reduce the probability or severity of loss and can be tied to particular events, such as a default, bankruptcy or ratings downgrade. Credit derivatives provide increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The appeal of these products is apparent in the growth in the total notional amount of outstanding credit default swaps (agreements that allow the transfer of third-party credit risk from one party to another), which has increased from approximately $900 billion at December 31, 2001 to approximately $3.6 trillion at December 31, 2003.

•	Growth in the total amount of debt outstanding — We believe that the total size of the U.S. high-grade corporate bond market has increased significantly since 1998, as illustrated by the approximately $660 billion average annual gross new issuance of U.S. high-grade corporate bonds during this period.

      Factors similar to those described above also contributed to significant growth in trading volume in the U.S. Treasury market, which is recognized as the most liquid fixed-income market in the world. These factors include availability of real-time U.S. Treasury market prices (1982), introduction of interest-rate derivatives (mid-1980’s), advent of electronic trading of U.S. Treasury securities (1997) and an increase in the balance of outstanding U.S. Treasury debt ($3.6 trillion as of December 31, 2003, up from $616.4 billion at December 31, 1980). As a result, the average daily trading volume in the U.S. Treasury market has increased from $18.3 billion in 1980 to $433.5 billion in 2003, representing a compound annual growth rate, or CAGR, of 14.8%.

European High-Grade Corporate Bond Market

      The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and excluding most government bonds that trade in Europe.

      We believe that the average daily trading volume in the European high-grade corporate bond market has grown significantly over the past five years, driven by many of the same factors that have driven growth in the U.S. high-grade corporate bond market. In addition, we believe the following factors unique to the European high-grade corporate bond market are also driving growth in trading volume, including:

•	Adoption of the Euro — The adoption of the Euro as the common currency in most European Union countries has reduced the importance of currency as an investment selection criterion and elevated the importance of the credit risk of particular issuers. As a result, institutional investors have exhibited a greater interest in investing in a broader range of bonds issued by entities domiciled outside of their home countries.

•	Regulatory environment — Certain European Union countries have eased restrictions that required institutional investors to invest primarily in domestic securities. This has provided European institutional investors with increased flexibility to invest in securities issued by entities domiciled in other countries within the European Union.

•	Common liquidity pool — The larger capital pool created by the common currency and changes in the regulatory environment has enabled European corporations to offer larger issues, which has resulted in increases in the liquidity and trading volumes of these issues. This has attracted even more institutional investors, who prefer to invest in highly-liquid markets.

Emerging Markets Bond Market

      We define the emerging markets bond market generally to include U.S. dollar-, Euro- or yen-denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

      The institutional investor base for emerging markets bonds has recently expanded to include many crossover investors from the more mainstream high-yield and high-grade investment area. Institutional investors have been drawn to emerging markets bonds by their high returns and high growth potential, as well as by a general trend toward positive economic and political reforms and improving economic performance in many emerging markets countries. The amount of emerging markets bonds has grown significantly in relation to others worldwide, due in large part to the globalization of the world economy.

U.S. Treasury Market

      The U.S. government bond market is the largest fixed-income securities market in the world as measured by total daily trading volume. Outstanding U.S. treasury debt totaled $3.6 trillion and average daily trading volume was approximately $433.5 billion in 2003. The secondary market has been growing rapidly, with daily average trading volume of $297.9 billion in 2001 and $366.4 billion in 2002. In the fourth quarter of 2003, dealer-to-dealer daily average trading volume was $197.2 billion, and dealer-to-customer daily average trading volume was $220.9 billion. There is a considerable amount of price transparency in the market, with real-time price information disseminated to market participants through a variety of electronic information services firms that have data distribution agreements with inter-dealer brokers and electronic trading firms. Trading volumes are reported by primary dealers to the New York Federal Reserve Bank and are subsequently publicly reported.

Shortcomings of Traditional Bond Trading

      Traditional bond trading by institutional investors remains essentially a manual process conducted by direct communication between the institutional investor and one or more broker-dealers. The process is initiated when a fixed-income institutional investor contacts bond sales professionals by telephone or e-mail at one or more broker-dealers to determine who holds the desired security in inventory (if the investor is buying) or who is willing to purchase the security (if the investor is selling), and to obtain a bid or offer price for such security.

      After the institutional investor locates broker-dealers who hold or are willing to purchase the desired security and the prices at which the broker-dealers are willing to transact, the institutional investor may then execute the trade with the broker-dealer of the investor’s choice or attempt to negotiate better prices with one or more broker-dealers. Once the investor decides to place the trade, the bond sales professional handling the trade communicates with a bond trader who executes the trade. The trader communicates information concerning the actual price at which the trade was executed back to the sales professional, who then communicates it to the investor as well as to an administrative person at the broker-dealer who writes up the “ticket” recording the trade. The ticket is then typically re-keyed by another person in the broker-dealer’s operations area to prepare the trade confirmation. Depending upon the particular broker-dealer, this process may be largely manual or highly automated. Whether the product and price discovery process is conducted via telephone or e-mail, this same trading process typically follows. This remains the manner in which the majority of corporate bonds are traded.

      The use of e-mail to simultaneously canvass a larger universe of potential trading partners provides a more efficient means of initiating product and price discovery than successive telephone conversations and, in many cases, is used to initiate the trading process. Some broker-dealers operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer over an electronic medium. These systems alter or eliminate many of the steps of bond trading initiated by verbal or e-mail communication.

      We believe that each of these methods of bond trading has inherent shortcomings as described below, including:

  Lack of Liquidity

      The markets for the trading of many types of fixed-income securities, and in particular the market for the trading of corporate bonds, suffer from a lack of liquidity (in other words, lack of ability to execute large transactions quickly, with minimal change in the instrument’s price), which may result from a number of factors, including a lack of current pricing information (particularly on bonds that do not regularly trade) and an inability to locate demand for particular issues. In addition, fixed-income securities of issuers of smaller relative size and fixed-income securities of greater complexity (such as secured obligations) typically appeal to a smaller set of potential investors. This inherently limits the potential liquidity associated with the security.

      With approximately 70,000 distinct U.S. corporate bond issues outstanding and no central trading facility, it is often difficult to match buyers and sellers for particular issues. As a result, the average daily trading volume of the U.S. corporate bond market is only 0.5% of total debt outstanding; consequently, it takes approximately one year for the entire U.S. corporate bond market to “turn over” one time. This lack of liquidity is in marked contrast to the U.S. Treasury market, where the average daily trading volume of 12.5% of total debt outstanding implies only eight trading days for the entire market to “turn over.” This creates challenges for broker-dealers in the U.S. corporate bond market, who often end up carrying significant amounts of bond inventory, particularly in less liquid securities.

      While e-mail communication has proven to be more effective than voice communication as a means to simultaneously communicate with multiple broker-dealers, there remains a practical limit on how many messages a trader can initiate and respond to, especially in light of the unstructured nature of e-mails, which requires the relevant data to be located and extracted in the absence of an industry standard to communicate this information. We believe that proprietary trading systems also fail to adequately address the liquidity problem as the universe of bonds available for trading is restricted to the inventory of the broker-dealer whose system the investor is utilizing and the range of prices is limited to the price being offered by, or subsequently negotiated with, that broker-dealer. While an investor could utilize multiple proprietary trading systems connecting to various broker-dealers, the incompatibility between systems operated by different broker-dealers would require institutional investors to implement, familiarize themselves with and coordinate trading on numerous unrelated systems.

  Lack of Price Transparency

      Unlike the equity markets, which have quoted bid and offer prices posted on an exchange or other organized market, the markets for the trading of many types of fixed-income securities, and in particular the market for the trading of corporate bonds, have generally not had a centralized location where buyers and sellers can obtain current pricing information. In addition, prior to the introduction of TRACE, there has not been a data source for recently completed trades to which investors can refer when making trading decisions. The implementation of TRACE has made executed trade information available from the NASD for a broad range of credit securities. While TRACE assists investors with price discovery, it does not offer executable prices.

      Many broker-dealers devote considerable resources to evaluating and determining appropriate prices for fixed-income securities. This pricing information is typically made available by broker-dealers to their clients by various means, including telephone, e-mail and their proprietary trading systems.

      A lack of current pricing information has traditionally resulted in wider bid-offer spreads (the difference between the bid and offer price for a particular security) than would be the case if institutional investors could easily determine currently executable bid and offer prices from numerous broker-dealers. A dealer-by-dealer phone or electronic inquiry trading process creates a practical limit on an institutional investor’s ability to canvass all potential broker-dealers to discover the full spectrum of pricing information that may be available on a particular bond. Proprietary dealer systems in particular do not allow institutional investors to receive executable quotes from multiple broker-dealers. Different broker-dealers will typically provide different price quotes, even on very liquid securities. We believe that the more counterparties from whom an institutional investor can receive competing bids or offers, the greater opportunity the investor has to improve its price.

  High Transaction Costs and Slower Execution

      Bond trading initiated by voice or e-mail communication is time-consuming and may be open to human error at multiple steps in the process. The large amount of time required to canvass the broker-dealer universe for the optimal security and price also can create significant opportunity cost for both the institutional investor and the broker-dealer in the form of reduced efficiency. In addition, U.S. high-grade corporate bonds typically trade on a spread-to-U.S. Treasury basis, with a Treasury bond serving as the pricing “benchmark.” Part of the traditional process of purchasing a corporate bond, whether the process is initiated by voice or e-mail, involves a broker-dealer and an institutional investor agreeing on the price of the benchmark security, which adds time to the trade. Furthermore, as data need to be manually input at various times during the process, there are multiple opportunities for error, requiring systems to be in place to help prevent the occurrence of mistakes. In the case of e-mail, the lack of certainty in knowing who sent the execution message has resulted in many broker-dealers requiring verbal confirmation for a trade agreed to via e-mail.

  Compliance and Regulatory Issues

      Limited access to real-time pricing information from multiple sources creates a challenge for fiduciaries, who are required to show that they achieved best execution in the purchase and sale of securities. Participants in the traditional trading process, particularly those who conduct trades over the telephone and via e-mail, are also subject to inefficiencies in monitoring and documenting regulatory compliance, such as compliance with price mark-up and trade reporting regulations, due to the lack of an automated audit trail and the need to use multiple systems that may not be compatible.

  Difficulty in Implementing Numerous Trades at One Time

      As assets under management continue to increase and more complicated trading strategies proliferate, institutional investors are increasingly required to move large amounts of funds quickly in and out of the market in a coordinated fashion. Due to the time-consuming process by which bonds have traditionally been bought and sold, institutional investors trading through telephone or e-mail inquiries who wish to simultaneously execute a series of bond trades face significant difficulty obtaining sufficient available product and price information in order to execute multiple trades within a condensed time frame. This is particularly evident when trading is initiated by e-mail where the product and price discovery process involves transcribing numerous data points so that they can be sorted and analyzed by the institutional investor.

Recent Market Trends

Emergence of Electronic Marketplaces as Attractive Alternatives to Traditional Trading

      Electronic trading marketplaces are supplanting traditional trading processes for many types of securities in several securities markets. In an electronic marketplace, substantially all of the participants’ actions are facilitated through an electronic medium, such as a private electronic network or over the Internet. This reduces the need for face-to-face or voice-to-voice participant interaction, thereby reducing the inefficiencies inherent in physical markets. The first markets to move to electronic trading have been for those products with the most liquidity, such as equities, U.S. Treasuries and futures in Europe and Asia.

      Many attempts have been made over the last five years to build electronic trading platforms that improve liquidity and efficiency in the corporate bond market. Some of the business models that have been attempted include single-dealer systems (by which an investor electronically receives bids and offers from a single broker-dealer), auction systems (by which investors participate in electronic auctions of securities in a manner analogous to traditional auctions) and cross-matching systems (by which investors, typically acting anonymously, place “live” bids and offers, and are able to accept the live bids and offers of other participants) and others have focused on a limited set of corporate bonds. For example, single-dealer systems have been effective for small ticket size (retail) trading but, due in part to the lack of competitive pricing, have not been widely adopted by institutional investors. Open auction systems have seen limited adoption, while cross-matching systems have been most successful for trading highly liquid markets (i.e., government bonds) between dealers.

      We believe that as a result of the advantages that electronic trading provides, it will continue to attract order flow away from traditional securities trading methods. To date, electronic platforms have had varying levels of success in different fixed-income securities trading markets. Some financial services firms, including some of our broker-dealer clients, have built their own proprietary electronic systems, and many have invested in or entered into agreements with third-party platforms seeking to provide electronic trading in fixed income securities. We believe that the most successful electronic trading platforms for fixed-income securities will be those that can provide: access to a liquid pool of securities provided by multiple broker-dealers; the opportunity for improved execution through rapid and reliable price discovery; high levels of price transparency; and additional value-added services that support trading.

Our Competitive Strengths

      Our electronic trading platform provides solutions to some of the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

•	Pre-trade — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;

•	Trade — single and multiple security trade execution; and

•	Post-trade — trade detail matching, account allocation and automated audit trail.

      We believe that we are well positioned to strengthen our market position in electronic trading of U.S. and European high-grade corporate and emerging markets bonds, and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Significant Trading Volumes with Participation by Leading Broker-Dealers and Institutional Investors

      Our electronic trading platform provides access to the liquidity provided through the participation on our platform of 19 leading global securities broker-dealers and approximately 600 institutional investor firms. We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate, European high-grade corporate and emerging markets bonds. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients, which includes 80 of the top 100 global holders of U.S. corporate bonds, as measured by Thomson Financial. We believe that if we continue to grow the participation of our broker-dealer and institutional investor clients on our electronic trading platform, the benefits in liquidity on the platform to both broker-dealers and institutional investors will be amplified, further motivating them to use of our platform. Currently, the majority of trading of U.S. high-grade corporate bonds still occurs using traditional bond trading methods, implying significant opportunity for us to continue to grow our trading volume. Our trading volume across all of our products increased from $11.7 billion in 2001, to $48.4 billion in 2002 and to $192.2 billion in 2003. We have not identified a reliable source of data relating to the size of the bond markets we serve and, therefore, we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Execution Benefits to Clients

Benefits to Institutional Investor Clients

      We believe we provide numerous benefits to our institutional investor clients over traditional bond trading methods, including:

      Competitive Prices. By enabling institutional investors to view quotes from multiple broker-dealers, we believe our electronic trading platform helps motivate our broker-dealer clients to provide competitive prices and gives institutional investors confidence that they are obtaining a competitive price. For typical MarketAxess multi-dealer corporate bond inquiries, the range of competitive spread-to-Treasury responses is, on average, approximately 15 basis points (a basis point is 1/100 of 1% in yield). As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $750.00.

      Transparent Pricing on a Range of Securities. The commingled multi-dealer inventory of bonds posted by our broker-dealer clients on our platform, consists of a daily average of more than $90 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional investor clients can also request executable bids and offers on our electronic trading platform on any debt security in a database of U.S. and European corporate bonds although there can be no assurance as to the number of broker-dealers who actually provide an executable price. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within a time period specified by the investor.

      Improved Cost Efficiency. We believe that the improved efficiency provided by our electronic trading platform also reduces the overall costs of institutional investors by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker eliminates the need for manually-intensive phone calls or e-mail communication to gather, sort and analyze information concerning historical transaction prices.

Benefits to Broker-Dealer Clients

      We also provide substantial benefits to our broker-dealer clients over traditional bond trading methods, including:

      Greater Sales Efficiency. We offer our broker-dealer clients broad connectivity with their institutional investor clients. Through this connectivity, our broker-dealer clients are able to efficiently display their indications of interest to buy and sell various securities. We also enable broker-dealers to broaden their distribution and reach institutional investor clients who previously may not have been trading clients of such broker-dealers without adding the costs associated with additional sales professionals. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions.

      More Efficient Inventory Management for Broker-Dealers. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. As a result, we believe they can achieve enhanced bond inventory turnover, which may limit credit exposure and enhance overall returns on capital.

Benefits to Both Institutional Investor and Broker-Dealer Clients

      We offer additional benefits over traditional bond trading methods that are shared by both institutional investor and broker-dealer clients, including:

      Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which result in greater accuracy in the processing, confirming and clearing of trades between institutional investor and broker-dealer clients. These verification mechanisms are designed to ensure that our broker-dealer and institutional investor clients are sending accurate trade messages by providing multiple opportunities to verify they are trading the correct bond, at the agreed-upon price and size. Our platform assists our institutional investor clients in automating the transmittal of order tickets from the portfolio manager to the trader, and from the trader to back-office personnel. This automation provides more timely execution and a reduction in the likelihood of errors that can result from information being manually entered into different systems.

      Efficient Risk Monitoring and Compliance. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. These data also represent a valuable source of information for our clients’ compliance personnel. Importantly, we believe the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Other Service Offerings

      In addition to services directly related to the execution of trades, we offer our clients several other services, including:

      Information Services. The information and analytical tools we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker provides access to real-time and historical price, yield and MarketAxess estimated spread-to-Treasuries for publicly disseminated NASD TRACE-eligible bonds. Corporate BondTicker combines publicly-available TRACE data with the prices for trades executed on our U.S. high-grade electronic trading platform, many of which are not otherwise publicly disseminated, integrating the two data sources and providing real-time TRACE data with associated analytical tools that are not otherwise available. In addition, Corporate BondTicker provides indicative prices for secondary loans and credit default swaps through arrangements with certain of our broker-dealer clients and independent credit research. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information gathering process or other electronic services.

      Straight-Through Processing. Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate portions of their transaction processing requirements, improving accuracy and efficiency. Through post-trade messaging, institutional investors receive electronic notices of execution from MarketAxess in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Robust, Scalable Technology Platform

      We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with an Experienced Management Team

      Since our inception, we have been an innovator in the fixed-income securities markets. Our management team is comprised of executives with an average of more than 20 years’ experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. Euromoney recently recognized MarketAxess as offering the best multi-dealer trading platform for corporate bonds in 2003.

      Some of the innovations we have introduced to electronic trading include:

•	2000 — the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;

•	2001 — the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;

•	2002 — Corporate BondTicker, our information services product, combining NASD TRACE bond data with MarketAxess data and analytical tools;

•	2002 — bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously;

•	2003 — corporate bond swap trading on our European platform, enabling the simultaneous purchase and sale of two different corporate bonds based on the price differential between the securities; and

•	2004 — announcement of a strategic alliance to provide institutional investor access to the inter-dealer government bond market.

Our Strategy

      Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of services to market participants across the trading cycle. The key elements of our strategy are:

Enhance Liquidity and Broaden Our Client Base in Our Existing Markets

      We intend to further enhance the liquidity available on our leading electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. Our ability to innovate and efficiently add new functionality and product offerings to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base, which we believe will in turn lead to even further increases in the liquidity of the securities provided by our broker-dealer clients and available on our platform. We will seek to make our current product offerings on our European electronic trading platform available to our approximately 400 U.S. institutional investor clients and to make our current product offerings on our U.S. electronic trading platform available to our approximately 200 European institutional investor clients, in each case, subject to regulatory requirements.

Leverage our Existing Technology and Client Relationships to Expand into New Segments of the Fixed-Income Securities Market

      We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities market. Specifically, during 2004 we intend to expand into the U.S. Treasury market. See “Business — Strategic Alliances — BrokerTec.” In the future, we intend to expand our product offerings to include, among others, credit derivatives, agency debt and asset-backed securities. Due in part to our highly scalable systems, we believe we will be able to enter into new markets with relatively little technology modification and low incremental costs.

Continue to Strengthen and Expand our Trade-Related Service Offerings

      We plan to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to allow our clients to achieve a fully automated, end-to-end straight-through processing solution (automation from trade initiation to settlement). We intend to offer additional services such as new-issue shared-book technology, which will enable broker-dealers to better manage their order book for new issues that are co-lead managed. In addition, we are continually considering the introduction of new trading techniques. As an example, we have the technology necessary to offer anonymous trading of fixed-income securities if and when the market opportunity for such a product arises. Furthermore, we may develop and expand our technology platform in order to create single-dealer technology solutions that we can offer to our broker-dealer clients for internal order management and trade processing.

Expand our Data and Information Services Offerings

      We regularly add new content and analytical capabilities to Corporate BondTicker in order to improve the value of the information we provide to our clients. Examples of recently added content include pricing for syndicated loans and credit derivatives, and independent credit research. We intend to add pricing information for European corporate bonds during 2004. We also intend to enter into distribution partnerships with information and data services companies in order to widen the user base of our data products and to continue adding new content and analytical capabilities. In March 2004, we entered into an agreement with Reuters Limited, an international news and financial services company, pursuant to which Reuters agreed to promote and market Corporate BondTicker to users of Reuters’ services, and MarketAxess agreed to provide Corporate BondTicker to those users of the Reuters service who request it. We expect this and other distribution partnerships to broaden our presence in the marketplace and increase our brand awareness. We intend to seek out additional market leaders in various segments of the securities industry and leverage their existing customer bases and distribution channels to further our data services market penetration.

      As use of our electronic trading platform continues to grow, we believe that the amount and value of our proprietary trading data will also increase, further enhancing the value of our information services offerings to our clients.

Pursue Strategic Alliances and Select Acquisitions

      We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients. As an example, we recently entered into a strategic alliance with BrokerTec in order to provide our institutional investor clients with access to the inter-dealer market for U.S. Treasury securities through our broker-dealer clients. This service will provide institutional investors with the liquidity available in the inter-dealer government bond market, while enabling them to maintain their credit and settlement relationships with their existing broker-dealers.

MarketAxess Electronic Trading Platform

Current Markets

U.S. High-Grade Corporate Bonds

      Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Institutional investors based in the U.S., as well as institutional investors located in Germany and the U.K., have access to U.S. high-grade corporate bond trading on our electronic trading platform. Investment-grade debt typically refers to debt rated BBB- or better by Standard & Poor’s, or Baa3 or better by Moody’s Investor Service. We use the terms high-grade debt and investment-grade debt interchangeably in this prospectus. Our annual trading volume in the U.S. high-grade corporate bond market increased from $10.0 billion in 2001 to $140.3 billion in 2003. We have not identified a reliable source of data relating to the total volume of client-to-dealer trading in the U.S. high-grade corporate bond market and, therefore, we are unable to determine the portion of this trading that is taking place on our platform. The majority of trading in U.S. high-grade corporate bonds presently is not conducted on our platform.

      We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform is a multi-dealer disclosed counterparty model, which allows institutional investors to view bids and offers from one or more of our broker-dealer clients while permitting each party to know the identity of its counter-party throughout the trading process. By disclosing the counterparties, the inquiry system on which our trading platform is based combines the strength of existing offline client/ dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to their traditional broker-dealer or to any of the overwhelming majority of the world’s leading broker-dealers who provide liquidity in these securities. On a typical day in the first quarter of 2004, institutional investors had access to approximately 3,000 line items of commingled inventory of our broker-dealer clients, representing an aggregate of approximately $30 billion of indicative bids and offers. Each line item of inventory represents an indicative bid and/or offer on a particular bond issue by a particular broker-dealer client. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. In a single inquiry, institutional investors can request bids or offers from up to all 18 of our U.S. broker-dealer clients.

      In the U.S. high-grade corporate bond market, 18 broker-dealers utilize our platform, including the top 17 broker-dealers as ranked by 2003 new-issue underwriting volume. Approximately 400 institutional investor clients utilize our electronic trading platform to trade U.S. high-grade corporate bonds.

European High-Grade Corporate Bonds

      The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and most government bonds that trade in Europe. Examples include:

•	bonds issued by European corporations, denominated in any currency;

•	bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by a corporation domiciled in an emerging market;

•	bonds issued by supra-national organizations (entities, such as the World Bank, which include a number of central banks or government financial authorities), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and

•	floating-rate notes issued by European corporations.

      MarketAxess Europe, our wholly owned U.K. subsidiary, commenced operations in August 2001. MarketAxess Europe received Financial Services Authority (FSA) regulatory approval and began to offer European secondary trading functionality in U.S. dollar- and Euro-denominated European corporate bonds to our broker-dealer and institutional investor clients in September 2001. In 2002, we added trading in other European high-grade corporate bonds, including bonds issued in Pounds Sterling and floating rate notes. As on our U.S. electronic trading platform, all trading on our European platform is done using a multi-dealer disclosed counterparty model. We offered the first platform in Europe with this capability for corporate bonds.

      In the European high-grade credit market, 16 broker-dealers utilize our platform, including 9 of the top 10 broker-dealers as ranked by 2003 new-issue underwriting volume of European corporate bonds. The 16 broker-dealers who utilize our European platform are: ABN Amro, Banc of America Securities, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale and UBS.

      Approximately 200 institutional investor clients are based outside of the U.S. and utilize our platform for trading European high-grade corporate bonds. On a typical day, institutional investors on our European corporate bond trading platform have access to approximately 13,000 line items of commingled inventory, representing an aggregate of approximately $60 billion of indicative bids and offers. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. Our 2003 trading volume in the European high-grade corporate bond market was $31.8 billion. We have not identified a reliable source of data relating to the total volume of trading in the European high-grade corporate bond market and, therefore, we are unable to determine the portion of this trading that is taking place on our platform. The majority of trading in European high-grade corporate bonds presently is not conducted on our platform.

Emerging Markets Bonds

      We define the emerging markets bond market generally to include U.S. dollar-, Euro- or yen- denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. The emerging markets countries whose bonds were most frequently traded on our platform in 2003 were Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

      Fourteen of our 18 U.S. broker-dealer clients use our platform to trade emerging markets bonds. Any of our institutional investor clients who have access to our U.S. trading platform can trade emerging markets bonds. Institutional investor clients can direct an inquiry simultaneously to up to six of the 14 participating broker-dealer clients.

      In 2003, the total revenues we derived from the trading of emerging markets bonds on our platform was not material. We have not identified a reliable source of data relating to the total volume of trading in emerging markets bonds and, therefore, we are unable to determine the portion of this trading that is taking place on our platform. The majority of trading in emerging markets bonds presently is not conducted on our platform.

New Issues

      For bonds newly-issued by U.S. issuers, we enable U.S. institutional investors to submit indications of interest on our electronic trading platform directly to the underwriter syndicate desks of our broker-dealer clients. Institutional investors can access the new-issue calendar, prospectuses, transaction terms and online allocations on our platform. Our broker-dealer clients add the indications of interest for new issues submitted on our platform to the indications of interest they receive through traditional offline methods to build their order book for an offering. By making U.S. high-grade new issues available on the MarketAxess platform, issuers and broker-dealers are able to reach a broader base of institutional investors and are able to leverage our technology to efficiently and effectively communicate with institutional investors throughout the offering process. Issuers are also given greater visibility into the number and size of the indications of interest and firm commitments to purchase their bonds. Institutional investors are given another method to gain information regarding, and better access to, new issues.

      To assist us in understanding the needs of the issuers whose bonds may be available on our electronic trading platform, we have established an issuer advisory panel, which currently consists of 10 major U.S. corporate bond issuers. The advisory panel provides us with valuable feedback that enables us to improve our U.S. corporate bond product offerings.

      In the new-issues market, 13 broker-dealers utilize our platform, all of whom are in the top 20 broker-dealers as ranked by 2003 new-issue underwriting volume and who collectively represented the majority of new-issue underwriting volume in 2003. These dealers also continue to use traditional distribution channels for new issues. All of our U.S. institutional investors have access to our electronic trading platform for new-issue bonds. In 2003, approximately $210 billion of new issues inventory was made available on our platform, representing approximately 50% of all U.S. high-grade corporate bond new issues during that year. Of this amount, our institutional investor clients submitted allocation requests totalling $20.8 billion, of which $9.3 billion were filled.

Key Trading Functionalities

Single Inquiry Trading Functionality

      We currently offer institutional investors the ability to request bids or offers in a single inquiry from up to 18 of our broker-dealer clients for U.S. high-grade corporate bonds and from up to 6 of our broker-dealer clients for European high-grade corporate bonds and for emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform. Institutional investors can choose when they would like the broker-dealers’ prices or spreads to be returned to them, in order to have the ability to see all competitive prices available at the same time. As part of the price discovery process, institutional investors and broker-dealers can also see the transaction history of the security they are buying or selling by accessing Corporate BondTicker before executing a transaction.

List Trading Functionality

      We currently offer institutional investors the ability to request bids or offers on a list of up to 15 different bonds in the U.S. high-grade corporate bond market and up to 10 different bonds in the European high-grade corporate bond market. This facilitates efficient trading for institutional investors such as mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their portfolio duration, and credit and sector exposure.

Swap Trading Functionality

      We currently offer institutional investors the ability to request a bid to purchase one bond and an offer to sell another bond, in a manner such that the two trades will be executed simultaneously with payment based on the price or yield differential of the securities. This functionality is currently available for European high-grade corporate bonds, emerging markets bonds and transactions involving a U.S. high-grade bond with a U.S. government bond. We expect to offer swap trading involving two corporate bonds on our U.S. platform in the future.

Information and Analytical Tools

Corporate BondTickerTM

      Corporate BondTicker provides real-time NASD TRACE data and enhances it with MarketAxess trade data and analytical tools to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the NASD TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform. Corporate BondTicker allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources or other electronic databases including direct TRACE feeds. In addition, Corporate BondTicker provides independent credit research, as well as indicative prices for secondary markets in loans and credit default swaps.

      TRACE facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed-income securities. All broker-dealers who are NASD member firms have an obligation to report transactions in corporate bonds to TRACE under an SEC approved set of rules. The NASD then publicly disseminates a portion of this data, which is available free of charge on a delayed basis through the NASD website or available immediately for a set fee.

      Corporate BondTicker is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface.

      We provide Corporate BondTicker as an ancillary service to our trading clients and also to other industry participants. We derive revenues from our Corporate BondTicker service from seat licenses of $150 or $300 per user (depending upon the level of service) at our broker-dealer and institutional investor clients, through distribution agreements with other information service providers and through bulk data sales to third parties. Seat license fees from institutional investor clients are waived for clients that transact a sufficient volume of trades through MarketAxess.

      We have recently added additional analytical capabilities to our information services offerings that aim to provide clients with more information about bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security’s trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity. In addition, we provide pricing measures to help institutional investors better assess the relative value of a corporate bond by eliminating anomalies in spread-to-Treasury data, providing more consistent relative pricing information for institutional investors. These anomalies include mispricings due to treasury repossession activity, liquidity premiums for benchmarks, and mismatched maturities. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker is currently the source of corporate bond trading information for The Wall Street Journal.

My Portfolio

      Institutional investors are able to upload their corporate bond portfolio onto our electronic trading platform utilizing the “My Portfolio” trading feature. Institutional investors who utilize “My Portfolio” benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker to obtain the trading history of the securities in their portfolio.

MarketAxess Research

      MarketAxess Research provides fixed-income, macroeconomic and strategy research reports offered by 12 of our broker-dealer clients: ABN Amro, Banc of America Securities, Banc One, Bear Stearns, BNP Paribas, Credit Suisse First Boston, Deutsche Bank, HSBC, JPMorgan, Lehman Brothers, Morgan Stanley and UBS. These broker-dealers determine which research reports to make available on our platform and when they will be made available. Users of this service benefit from being able to access these reports in one place, rather than having to go to multiple broker-dealer websites. In addition, clients can utilize advanced search capabilities for finding content, and can customize the look and feel of the research views, as well as create e-mail driven research alerts.

Straight-Through Processing

      Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. There are two elements of straight-through processing: internal straight-through processing and external straight-through processing. Internal straight-through processing relates to the trade and settlement processes that are internal to an industry participant. For example, in the case of an institutional investor, this includes authorization of orders, placement of orders with broker-dealers, receipt of execution details and allocation of trades. External straight-through processing refers to connecting seamlessly to all external counterparts in the trading and settlement process.

      Post-trade processing, which is an important part of the trading cycle, generally entails significant cost and risk of error and consequent failure in trade settlement. Automation by way of straight-through processing improves the efficiency of the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including easy-to-use online allocation tools and post-trade messaging features that enable institutional investors to communicate electronically between front-and back-office systems thereby integrating the order, portfolio management and accounting systems of our broker-dealer and institutional investor clients in real time. Our straight-through processing tools can be customized to meet specific needs of clients. We continue to build industry partnerships to assist our clients in creating connectivity throughout the trade cycle. Through these partnerships, we are increasingly providing solutions that can quickly be deployed within our clients’ trading operations.

Strategic Alliances

BrokerTec

      We recently entered into a strategic alliance with BrokerTec, the operator of a leading electronic platform for the inter-dealer trading of U.S. government bonds. Through this arrangement, our institutional investors will be able to submit orders to participating dealers for immediate execution in the highly liquid BrokerTec U.S. government bond trading system. Each investor transaction will be conducted with the participating broker-dealer of their choice, preserving their credit and settlement relationship with such broker-dealer. Participating broker-dealers will instantaneously communicate trade messages into the BrokerTec system on their customers’ behalf, preserving the integrity of the inter-dealer market, while protecting the anonymity of the investor client.

Charles River Development

      Charles River Development (CRD) is an order management system (OMS) provider to institutional investor firms. Our strategic alliance with CRD allows MarketAxess to connect our platform to our clients’ CRD-supplied order management systems using an interface based on industry-standard messaging protocols. The alliance is intended to provide clients with straight-through processing using our existing interface with the client. Our post-trade messaging applications are fully integrated into the latest version of the CRD system. In addition, the alliance allows for the joint development by MarketAxess and CRD of interfaces for market data (Corporate BondTicker) and transaction information, providing true pre-trade connectivity.

Sales and Marketing

      We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force of 16 persons located in the U.S. and 5 persons located in the U.K. is organized into three teams: U.S. client sales, European client sales, and dealer relation groups both in the U.S. and Europe. They are responsible for client acquisition activity and for increasing use of our platform by our existing clients. Their goal is to train and support existing and new clients on how to use the system and to educate them as to the benefits of utilizing an electronic fixed-income trading platform. We employ various strategies including advertising, direct marketing, promotional mailings and participation in industry conferences to increase awareness of our brand and our electronic trading platform. For example, we have worked with The Wall Street Journal to establish Corporate BondTicker as the source of information for its daily corporate bond and high-yield tables.

Competition

      The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face three main areas of competition:

•	Telephone — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of fixed-income securities are still traded.

•	E-mail — We compete with bond trading business conducted via e-mail between broker-dealers and their institutional investor clients. E-mail provides an efficient means of initiating product and price discovery with a large universe of potential trading partners.

•	Other electronic trading platforms — There are numerous other electronic trading platforms currently in existence. These include TradeWeb, a multi-dealer to institutional investor trading platform that has historically focused on government bond trading, and Bloomberg, which provides electronic trading functionality. In addition, some broker-dealers operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer over an electronic medium. We believe that we are currently the only platform primarily focused on multi-party disclosed trading of credit products between broker-dealers and institutional investors, though others have or may seek to expand their product offerings to compete in this market. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms.

•	Market data and information vendors — Several large market data and information providers currently have a presence on virtually every trading desk, including Bloomberg, Reuters and Thomson, which recently acquired TradeWeb. Some of these entities currently offer varying forms of electronic trading of fixed-income securities, mostly on a single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services and may in the future become direct competitors to our electronic trading platform.

      In general, we compete on the basis of a number of key factors, including:

•	the liquidity provided on the platform;

•	magnitude and frequency of price improvement;

•	facilitating the quality and speed of execution;

•	total transaction costs;

•	technology capabilities, including the ease of use of our electronic trading platform; and

•	range of products and services offered.

      We believe that we compete favorably with respect to these factors. Our trading volume and client acceptance has grown significantly over the past two years and we continue to proactively build technology solutions that serve the needs of the credit markets.

      Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their specialized needs.

      Furthermore, our broker-dealer clients have invested in building application programming interfaces with us for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messaging. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services.

      Many of our current and potential competitors are more established and substantially larger than we are, and have substantially greater market presence, as well as greater financial, engineering, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

      Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. Significant consolidation has occurred in our industry and these firms, as well as others that may undertake such consolidation in the future, are potential competitors of ours.

Technology

      The design and quality of our technology are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable, client-server architecture that makes broad use of distributed computing to achieve speed, reliability and fault tolerance. The platform is built on industry standard, open technologies.

      All critical server-side components, primarily our networks, application servers and databases, have backup equipment running in case the main equipment fails. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. All of our broker-dealer clients have dedicated T-1 lines to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

      We have designed our application with an easy-to-use, Windows-based interface to minimize resource consumption on our clients’ systems. Through a secure, single sign-on, our clients are able to access our electronic trading platform. Upgrades are automatic and require no manual user intervention.

      We are in the process of transitioning to new internally-developed software for our U.S. high-grade corporate bond platform and for our European bond platform. The new trading platform incorporates the feedback we have received from our broker-dealer and institutional investor clients. We expect that the new platform will offer enhanced functionality and greater ease-of-use. Additionally, it will consolidate separate trading protocols and systems, thereby reducing the ongoing development and maintenance costs associated with maintaining multiple technology platforms. The new platform has been designed initially to handle six times our current trading volume.

Intellectual Property

      We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platform, Web site and other proprietary materials are protected by copyright laws. We currently have four patent applications pending, covering certain aspects of our business.

      The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms, and contain provisions related to patent, copyright, trademark or trade secret rights.

      We have obtained U.S. federal registration of the “MarketAxess” name and logo, and the same mark and logo have been registered in several foreign jurisdictions. We have pending registrations for the “MarketAxess” name and logo in several other foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks “Auto-Spotting” and “BondLink” and associated designs, and have applied for U.S. federal registration of the mark “Actives.” “Corporate BondTicker” is a trademark we use, but which has not been registered.

      In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

      The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer subsidiaries fall within the scope of their regulations.

      Our electronic trading platform facilitates broker-dealers completing trades with their institutional investor clients. We are not a party to these trades, we do not hold any bonds in inventory, we are not involved in the clearance or settlement of trades and we take no custody of client funds or securities.

Regulation of the U.S. Securities Industry and Broker-Dealers

      In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. Our U.S. subsidiary, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of the NASD, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients’ accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

      Finally, MarketAxess Corporation is registered with certain states and the District of Columbia as a broker-dealer. The states and the District of Columbia are responsible for the administration of their respective “blue sky” laws, rules and regulations.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

      The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe may fall within the scope of those regulations depending upon the extent to which we are characterized as providing a regulated investment service.

      Our principal regulator in the U.K. is the Financial Services Authority. Our subsidiary, MarketAxess Europe, is registered as a dealer with the FSA.

      The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for providers of investment services which, in general, is valid throughout the European Union. As an FSA-approved dealer, MarketAxess Europe receives the benefit of this authorization.

Employees

      As of March 31, 2004, we had 169 employees, 145 of whom were based in the U.S. and 24 of whom were based in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Facilities

      Our corporate headquarters and principal U.S. offices are located in 140 Broadway, New York, New York, where we lease the entire 42nd floor, which is approximately 24,000 square feet. This lease expires in February 2010. MarketAxess Europe’s headquarters and principal offices are located in 71 Fenchurch Street, London, England, where we lease the entire 10th floor, which is approximately 4,700 square feet. This lease expires in November 2015.

      We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

Legal Proceedings

      We are not currently a party to any material legal proceedings. We may be subject to various claims and legal actions arising in the ordinary course of business.

MANAGEMENT

Executive Officers, Key Employees and Directors

      Our executive officers, key employees and directors, and their ages and positions as of May 14, 2004, are as follows:

Name	Age	Position

Executive Officers
Richard M. McVey	44	President, Chief Executive Officer and Chairman of the Board of Directors
Iain N. Baillie	51	Head of MarketAxess Europe
James N.B. Rucker	47	Head of Finance and Operations
John E. Vande Woude	44	Head of Technology
Michael H. Ziegelbaum	46	Head of Sales and Business Development
Key Employees
Cordelia Boise	39	Head of Human Resources
Barry N. Goldenberg	44	Head of Product Management and Development
Charles R. Hood	55	General Counsel and Secretary
Trevor A. Murphy	36	Chief Systems Architect
Richard J. Schiffman	38	Head of Information Services
Nicholas Themelis	40	Head of Product Delivery
Directors
Stephen P. Casper	54	Director
William Cronin	51	Director
Ronald M. Hersch	56	Director
Wayne D. Lyski	62	Director
Jerome S. Markowitz	64	Director
Nicolas S. Rohatyn	43	Director
John Steinhardt	50	Director

Management

      Richard M. McVey has been President, Chief Executive Officer and Chairman of our board of directors since our inception. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess in April 2000. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan’s North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

      Iain N. Baillie has been Head of MarketAxess Europe since March 2003, with primary responsibility for running our European business. Prior to joining us, Mr. Baillie served as Managing Director and Head of European Investment Grade Credit Trading for Citibank/ Schroder Salomon Smith Barney (Citibank/ SSSB) from March 1998 to March 2003. From August 1996 to March 1998, Mr. Baillie was Head of the Sterling

trading desk at Citibank/ SSSB. Prior to his tenure at Citibank/ SSSB, Mr. Baillie co-founded and was a management team member of Luthy Baillie Dowsett & Pethick, a research-driven agency brokerage firm that specialized in less liquid credit instruments.

      James N.B. Rucker has been Head of Finance and Operations since our formation in April 2000, with responsibility for finance and certain client and dealer services. From January 1995 to April 2000, Mr. Rucker was Vice President and Head of International Fixed Income Operations at Chase Manhattan Bank, where he was responsible for the settlement of international securities, and loan, option and structured trades. He also was a Director of the Emerging Markets Clearing Corporation from 1999 to 2000. Mr. Rucker received a B.S. in Economics and Politics from Bristol University, England.

      John E. Vande Woude has been Head of Technology since April 2002, with responsibility for developing and managing our global technology agenda. Prior to that, he was our Director of Application Development from March 2001, when he joined us in connection with our acquisition of Trading Edge, until April 2002. Prior to joining us, Mr. Vande Woude served as Director of Application Development and Chief Information Officer of Trading Edge from July 1999 to March 2001. Previously, Mr. Vande Woude was a principal at NorthStar Technologies from December 1997 until July 1999. Mr. Vande Woude received a B.S. in Business Economics from the State University of New York at Oneonta.

      Michael H. Ziegelbaum has been Head of Sales and Business Development since November 2000. From October 1999 to November 2000, Mr. Ziegelbaum was general partner of New Venture Partners, LLC, an investment partnership focusing on enterprise software and information technology companies. From March 1996 to October 1999, Mr. Ziegelbaum was a Principal with Morgan Stanley, where he focused on the distribution of fixed-income and interest rate derivative products. Mr. Ziegelbaum began his career at KPMG LLP, where he was a Certified Public Accountant. Mr. Ziegelbaum received a B.B.A. in Accounting/ Finance from Pace University and an M.B.A. in Finance from the Stern School of Business at New York University.

      Cordelia Boise has been Head of Human Resources since February 2002. Prior to joining us, Ms. Boise was a Human Resources Consultant to BrokerTec USA LLC, which operates a government securities electronic inter-dealer broker, from December 2001 to February 2002. From December 2000 to December 2001, Ms. Boise was Director of Human Resources at BondBook Holdings, LLC. From September 1995 to December 2000, Ms. Boise was Director of Human Resources at Arrow Electronics, Inc., an electronic components and computer products distributor. Ms. Boise graduated cum laude with a B.A. in Psychology from Lehigh University and holds a Certificate in Human Resource Management from New York University.

      Barry N. Goldenberg has been Head of Product Management and Development since January 2003, with responsibility for all secondary trading credit products in North America. In January 2004, his role was augmented to include new issues. From the time he joined us in March 2001, Mr. Goldenberg has had a variety of responsibilities, including managing our U.S. high-grade secondary trading business, assisting in the design of our electronic trading platform and managing client relationships. Prior to joining us, Mr. Goldenberg spent 12 years at JPMorgan as a bond trader, ultimately serving as head of the high-grade trading desk. Mr. Goldenberg received a B.A. in Economics from the University of Rochester and an M.B.A. in Finance and Accounting from the University of Chicago’s Graduate School of Business.

      Charles R. Hood has been General Counsel since September 2001 and is responsible for all legal and regulatory matters affecting us and our affiliates. Prior to joining us, Mr. Hood was Senior Vice President and Senior Equities Counsel for the Equities division at Lehman Brothers Inc. from September 1998 to August 2001. At Lehman Brothers, he managed a department responsible for providing legal, regulatory and compliance support to a wide range of domestic and international securities units and also advised the Equities e-commerce group regarding strategic investments. Prior to his tenure at Lehman Brothers, Mr. Hood was General Counsel and Chief Legal Officer for the Instinet Group of equity securities electronic trading companies from December 1985 until August 1998. Mr. Hood began his legal career at Cadwalader, Wickersham & Taft in New York City, where he specialized in general corporate and securities law. Mr. Hood received an A.B. from the College of William & Mary, an M.B.A. from the Northwestern University Graduate School of Management and a J.D. from Notre Dame Law School.

      Trevor A. Murphy has been Chief Systems Architect since joining us in March 2001, with responsibility for our global technology direction and the design and development of our trading systems. Prior to joining us, Mr. Murphy served as Vice President and Chief Architect at Trading Edge from September 1998 to March 2001. Mr. Murphy has over 15 years’ experience as a systems architect developing and deploying large-scale, technologically advanced systems. Previously, Mr. Murphy served in a wide variety of senior consulting roles at Microsoft, Barclays Global Investors, Charles Schwab, KPMG and Fidelity Investments. Mr. Murphy received a B.Eng. in Micro Electronics and a B.S. in Mathematics from Trinity College in Dublin, Ireland.

      Richard J. Schiffman has been Head of Information Services since March 2002, with responsibility for developing and delivering content and data to our broker-dealer and institutional client base. Prior to that, Mr. Schiffman was our Chief Technology Officer from our formation in April 2000 until March 2002. Immediately prior to joining us, Mr. Schiffman was Vice President and Manager of Fixed Income Research Technology at JPMorgan, where he was employed in a variety of positions from March 1992 to April 2000. Mr. Schiffman received a B.A. in Economics from Rutgers University and an M.B.A. in Finance and Information Systems from the Stern School of Business at New York University.

      Nicholas Themelis has been Head of Product Delivery since March 2004, with responsibility for global project management and the MarketAxess business analyst team. Prior to joining us, Mr. Themelis was a Principal at Promontory Group, an investment and advisory firm focused on the financial services sector, where he worked with major financial institutions on strategic risk management, regulatory and organizational issues from November 2003 to March 2004. From March 2001 to August 2003, Mr. Themelis was a Managing Director, Chief Information Officer for North America and Global Head of Fixed Income Technology at Barclay’s Capital. From March 2000 to March 2001, Mr. Themelis was the Chief Technology Officer and a member of the board of directors of AuthentiDate Holdings Corp., a start-up focused on developing leading edge content and encryption technology. Prior to his tenure at AuthentiDate, Mr. Themelis spent nine years with Lehman Brothers, including six years as Chief Information Officer for Lehman Brothers Asia and, most recently, as Senior Vice President and Global Head of the E-Commerce Technology Group.

Board of Directors

      Stephen P. Casper has served as a director of MarketAxess since April 2004. Mr. Casper is the Chief Executive Officer of Fischer Francis Trees & Watts, Inc., a specialist manager of U.S., global and international fixed income portfolios for institutional clients, a position he has held since April 2004. Mr. Casper joined Fischer Francis Trees & Watts as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is a member of the board of The Depository Trust & Clearing Corporation, chairman of its Audit Committee, and a member of the board of its subsidiaries, the Depository Trust Company, the National Securities Clearing Corporation, the Emerging Markets Clearing Corporation and the Fixed Income Clearing Corporation. He is also a member of the investment committee of the Brooklyn Museum of Art. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, where he graduated magna cum laude, Beta Gamma Sigma, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

      William Cronin has served as a director of MarketAxess since February 2003. Mr. Cronin is a Managing Director and Chief Administrative Officer for High-Grade Credit at Lehman Brothers Inc., a position he has held since September 2001. Prior to that, Mr. Cronin held various positions in taxable fixed-income sales at Lehman Brothers since joining the firm in 1977. Mr. Cronin received an A.B. from Princeton University.

      Ronald M. Hersch has served as a director of MarketAxess since July 2000. Mr. Hersch was originally appointed to our board of directors as a representative of Bear, Stearns & Co., Inc. Mr. Hersch is a Senior Managing Director and Director of Futures and Fixed Income eCommerce for Bear, Stearns & Co. Inc., where he has been employed since 1992. He is responsible for directing the firm’s futures business as well as coordinating eCommerce activities and initiatives within the Fixed Income Division. Mr. Hersch has also served on the board of directors of Bond Desk Group LLC since August 2000. He is a former Chairman of the

Futures Industry Association, where he now serves on its board of directors and Executive Committee. Mr. Hersch has previously served on the board of directors of the Chicago Board of Trade, and is a former Director of the National Futures Association, the self-regulatory organization responsible for futures industry oversight. He is also a member of the Chicago Mercantile Exchange, the New York Board of Trade and the Comex Division of the New York Mercantile Exchange. Mr. Hersch received a B.A. from Long Island University.

      Wayne D. Lyski has served as a director of MarketAxess since April 2004. Mr. Lyski has been a hedge fund manager with Lee Munder Capital Group since April 2004. From 1983 until January 2004, Mr. Lyski held a series of positions at Alliance Capital Management, most recently as Executive Vice President from January 1995 until January 2004. From January 1995 until June 2002, Mr. Lyski was also Chairman and Chief Investment Officer of Alliance Capital Management’s fixed income division. Mr. Lyski is a former member of the Treasury Department’s Borrowing Advisory Committee and was inducted into the Fixed Income Analysts Society’s Hall of Fame in 1998. Mr. Lyski received a B.A. with high honors from Seattle Pacific University and an M.B.A. from The Wharton School at the University of Pennsylvania.

      Jerome S. Markowitz has served as a director of MarketAxess since our acquisition of Trading Edge in March 2001. Mr. Markowitz was originally appointed to our board of directors as a representative of the former stockholders of Trading Edge, Inc. Mr. Markowitz has been actively involved in managing a private investment portfolio since 1998. Prior to that, Mr. Markowitz was Director of Capital Markets for Montgomery Securities from 1987 to 1998, a Managing Director at Rothchilds Securities Inc. from 1986 to 1987, and a Senior Managing Director at Prudential Bache from 1983 to 1986.

      Nicolas S. Rohatyn has served as a director of MarketAxess since our formation in April 2000. Mr. Rohatyn was originally appointed to our board of directors as a representative of J.P. Morgan & Co. Mr. Rohatyn has been the Chief Executive Officer and Chief Investment Officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., since March 2003. From 1982 until 2001, Mr. Rohatyn held a series of positions at JPMorgan, most recently as Executive Director of JPMorgan and Co-Head of LabMorgan from March 2000 until September 2001 and as Managing Director and co-Head of Global Fixed Income from January 1999 until March 2000. Mr. Rohatyn was also a member of the executive management team at JPMorgan from January 1995 until December 2000. Mr. Rohatyn founded the Emerging Markets Traders Association in 1990 and he served as its Chairman from then until 1994. He currently serves on the boards of The Alvin Ailey American Dance Theatre and Robert College of Istanbul. In the past, he served on the boards of the Local Initiatives Support Corporation, the RiskMetrics Group, Archipelago and the Lewis T. Preston Foundation for Girls. Mr. Rohatyn received a B.A. in Economics from Brown University.

      John Steinhardt has served as a director of MarketAxess since our formation in April 2000. Mr. Steinhardt was originally appointed to our board of directors as a representative of Chase Manhattan Bank and subsequently as a representative of J.P. Morgan Chase & Co. Mr. Steinhardt is Head of North American Credit Markets for JPMorgan Chase and was recently added to the Management Committee of the Investment Banking Division of JPMorgan Chase. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A. from Columbia University.

Board Committees

      The Audit Committee of our board of directors reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters, including the recommendations of our independent auditors, the scope of the annual audits, the fees to be paid to the auditors, the performance of our auditors and our accounting practices. The Audit Committee currently consists of Messrs.                               ,  and                               . The Board of Directors has determined that each member of the Audit

Committee is independent and that                               is an audit committee financial expert, as defined by SEC guidelines and as required by the applicable Nasdaq listing standards.

      The Compensation Committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. The Compensation Committee currently consists of Messrs.                ,  and                . The Board of Directors has determined that each member of the Compensation Committee is independent.

      The Nominating Committee of the board of directors will select nominees for director positions to be recommended by our board of directors for election as directors and for any vacancies in such positions. The Nominating Committee will consider nominees recommended by our stockholders, but has not established specific procedures for submission. The Nominating Committee currently consists of Messrs.                ,                and                . The Board of Directors has determined that each member of the Nominating Committee is independent.

Compensation Committee Interlocks and Insider Participation

      The members of our compensation committee currently are, and in the past fiscal year were, Messrs.                     ,                     and                     . None of these individuals was (i) during the past fiscal year, an officer or employee of MarketAxess or any of its subsidiaries, or (ii) formerly an officer of MarketAxess or any of its subsidiaries. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

      Directors who are also employees of MarketAxess or one of our broker-dealer clients receive no additional compensation for their services as directors. Directors who are not employees of MarketAxess or any of our broker-dealer clients do not receive a fee for attendance in person at meetings of the board of directors or committees of the board of directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. In 2003, Jerome Markowitz and Nicolas Rohatyn were the only members of our board of directors who were not employees of MarketAxess or one of our broker-dealer clients. In November 2003, Messrs. Markowitz and Rohatyn were each granted options to purchase 8,334 shares of our common stock at an exercise price of $7.92 per share pursuant to our 2001 Stock Incentive Plan. In the future, we expect to compensate our outside directors with a combination of cash and grants of stock or stock options. See “Management — Stock Incentive Plans.”

Executive Compensation

      The following table sets forth the compensation earned for all services rendered to us in all capacities during 2003 by our Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 in 2003 and who served as executive officers at the end of 2003. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

			Long-Term
	Annual		Compensation Awards
	Compensation(1)
			Securities Underlying
Name	Salary ($)	Bonus ($)	Options (#)

Richard M. McVey	300,000	900,000	1,000,000 (3)
Iain N. Baillie(2)	177,000	490,470	200,000 (4)
James N.B. Rucker	175,000	225,000	0
John E. Vande Woude	225,000	275,000	0
Michael H. Ziegelbaum	200,000	550,000	0

(1)	The column for “Other Annual Compensation” has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.

(2)	Mr. Baillie is paid in Pounds Sterling. The amounts stated here have been translated at an exchange rate of $1.6349 per pound, which represents the average exchange rate during 2003. Using the current exchange rate of 1.7722 per pound, as reported in the Wall Street Journal on May 13, 2004, Mr. Baillie’s 2003 cash compensation would translate to a salary of $191,865 and a bonus of $531,660. Mr. Baillie’s employment with us commenced in March 2003.

(3)	These options were granted on February 7, 2003.

(4)	These options were granted on March 24, 2003.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding exercisable and unexercisable stock options granted to each of the named executive officers in the last fiscal year. No stock appreciation rights were granted to the named executive officers during the year ended December 31, 2003. Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by the assumed market value on the date of grant, (2) assuming that the aggregate stock value derived from that calculation compounds annually for the entire term of the option, and (3) subtracting from that result the aggregate option exercise price.

	Individual Grants(1)
						Potential Realizable Value at Assumed
		Percent of Total				Annual Rates of Stock Price
	Number of	Options Granted				Appreciation for Option Term(2)
	Securities Underlying	to Employees in	Exercise Price		Expiration
Name	Options Granted (#)	Fiscal Year (%)	Per Share ($)		Date	5% ($)	10% ($)	$17.00

Richard M. McVey	1,000,000 (3)	69.3	2.70	(5)	2/07/13	1,698,015	4,303,105	14,300,000
Iain N. Baillie	200,000 (4)	13.9	2.70	(5)	3/24/13	339,603	860,621	2,860,000
James N.B. Rucker	0	0	0		0	0	0	0
John E. Vande Woude	0	0	0		0	0	0	0
Michael H. Ziegelbaum	0	0	0		0	0	0	0

(1)	On January 2, 2004, we awarded options to purchase 652,190 shares of common stock at an exercise price of $13.95 per share, of which an aggregate of 191,667 were awarded to the named executive officers listed in this table as follows: 75,000 to Mr. Baillie, 25,000 to Mr. Rucker, 41,667 to Mr. Vande Woude and 50,000 to Mr. Ziegelbaum. The exercise price of $13.95 for these options is equal to the fair market value of one share of our common stock on the date of grant as determined by our board of directors.

(2)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. The $17.00 price is the assumed initial public offering price. None of the 5% and 10% assumed annual rates of compounded stock price appreciation or the $17.00 assumed initial public offering price represents our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the assumed fair market value on the date of grant.

(3)	Represents two grants on February 7, 2003 of options to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $2.70 per share. The first grant was for 111,111 shares and was intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The second grant for 888,889 was not intended to so qualify. Each of these option grants vests and becomes exercisable in three equal annual installments on each of December 31, 2003, 2004 and 2005.

(4)	Represents a grant on March 24, 2003 of options to purchase 200,000 shares of common stock at an exercise price of $2.70 per share. These options vest and become exercisable as follows: (i) one third on the first anniversary of the date of grant, and (ii) the balance in twenty-four equal monthly installments thereafter.

(5)	The exercise price of these options is equal to the fair market value of one share of our common stock on the date of grant as determined by our board of directors.

Aggregate Option Exercises in the Year Ended December 31, 2003 and Year-End Option Values

      The following table provides certain summary information, on an aggregated basis, concerning stock options held as of December 31, 2003 by each of the named executive officers. No options were exercised during fiscal 2003 by any of the named executive officers.

	Number of Securities
	Underlying Unexercised		Value of Unexercised		Value of Unexercised
	Options at		In-the-Money Options at		In-the-Money Options at
	December 31, 2003		December 31, 2003(1)		Closing of this Offering(2)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard M. McVey	461,108	666,666	$5,187,465	$7,499,993	$6,593,844	$9,533,324
Iain N. Baillie	0	200,000	0	2,250,000	0	2,860,000
James N.B. Rucker	71,699	33,302	756,374	364,887	974,992	466,522
John E. Vande Woude	72,224	52,778	782,531	593,741	1,002,817	754,711
Michael H. Ziegelbaum	235,652	97,683	2,731,085	1,098,934	3,449,824	1,396,867

(1)	There was no public trading market for our common stock as of December 31, 2003. The assumed fair market value of our common stock on that date, as determined by our board of directors, was $13.95 per share. The value of the unexercised in-the-money options at December 31, 2003 is based on the assumed fair market value of the common stock at December 31, 2003, less the exercise price of the option, multiplied by the number of shares underlying the options.

(2)	The value of unexercised in-the-money options has been calculated using an assumed initial public offering price of $17.00 per share, less the exercise price of the option, multiplied by the number of shares underlying the options. Share numbers are based on exercisability as of December 31, 2003.

Other Compensation

      We do not maintain any long-term incentive plans, defined benefit plans or actuarial plans.

Employment Agreements with Named Executive Officers

      We have entered into separate employment agreements with each of Messrs. McVey, Baillie and Vande Woude. For a description of the employment agreement with Mr. McVey, please see “Certain Relationships and Related Party Transactions – Richard McVey.” The agreement with Mr. Baillie provides for one month’s notice or severance pay if we terminate his employment other than for “cause” (as defined in the employment agreement). The agreement also contains non-competition and confidentiality provisions. The agreement with Mr. Vande Woude provides for us to pay Mr. Vande Woude severance pay equal to six months’ salary if his employment is terminated other than by Mr. Vande Woude voluntarily, by his death or for “cause.” Mr. Vande Woude also entered into a confidential information, intellectual property and noncompetition agreement.

Stock Incentive Plans

2000 Stock Incentive Plan and 2001 Stock Incentive Plan

      We adopted, and stockholders previously approved, the MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan and the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan to offer certain key employees, consultants and non-employee directors equity-based awards in our company. The two plans contain substantially the same provisions, except that the maximum aggregate number of shares available for grant under each plan is different and the 2001 plan has certain provisions that are applicable to awards granted to California residents that are necessary to comply with California securities laws. A committee appointed by our board of directors, which consists entirely of some of our directors, at least two of whom are non-employee directors, administers the plans and has full authority to grant awards pursuant to the terms of the plans. In fiscal 2003, the committee members were Messrs. Hersch, Rohatyn and McVey. With respect to the application of the plans to non-employee directors, our entire board of directors acts as the committee. The plans permit us to grant incentive stock options, non-qualified stock options and restricted stock to certain eligible employees and non-qualified stock options and restricted stock to non-employee directors, as determined by the committee. The plans provide the committee with authority and flexibility to determine the terms and conditions of the awards, including, without limitation, the exercise price and vesting schedule of the options being granted, at the time of grant in accordance with the terms of the respective plan.

      All shares of common stock available for awards under the 2000 and 2001 plans on the date of this offering will be transferred to the 2004 Stock Incentive Plan described below. No new awards will be granted under the plans, except that if any award previously granted under either plan expires, terminates or is canceled for any reason without having been exercised in full, or if common stock has been delivered or exchanged by a participant as payment of the exercise price or for payment of withholding taxes, or if the number of shares otherwise deliverable has been reduced for payment of the exercise price or for payment of withholding taxes, the number of shares underlying such unexercised award or exchanged as payment in connection with the exercise or for withholding or reduced will become available for awards under the applicable plan. The plans will continue in full force and effect, subject to their respective terms.

     2004 Stock Incentive Plan

      We adopted the MarketAxess Holdings Inc. 2004 Stock Incentive Plan to enable us to offer certain of our key employees, consultants and non-employee directors equity-based awards in our company. The terms of the 2004 plan are substantially the same as those in the 2001 plan and the 2000 plan, except as follows: the maximum aggregate number of shares available for grant is different; the committee has flexibility to grant stock appreciation rights, performance shares, performance units or other stock-based awards (in addition to stock options and restricted stock); and rights of first refusal and repurchase rights do not apply to awards granted under the 2004 plan. A committee appointed by our board of directors, which will consist of at least two non-employee directors, will administer the plan and select the individuals eligible to participate in the plan. With respect to the application of the plan to non-employee directors, our entire board of directors will act as the committee. The plan permits us to grant stock options (incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, performance shares, performance units and other stock-based awards (including, without limitation, restricted stock units) to certain key employees, consultants and non-employee directors (to the extent permitted by law), as determined by the committee in its sole discretion. Up to 2,400,000 shares of our common stock, plus any shares of common stock transferred to the plan from the 2001 and 2000 plans (as of March 4, 2004, up to 684,802 shares of our common stock (subject to adjustment to reflect certain transactions and events specified in the plan), may be issued under the plan (subject to adjustment to reflect certain transactions and events specified in the plan). If any award granted under the 2004 plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares underlying such unexercised award will again become available for awards under the 2004 plan. In addition, if common stock has been delivered or exchanged by a participant as payment of the exercise price, or for payment of withholding taxes, or if the number shares otherwise deliverable has been reduced for payment of the exercise price or for payment of withholding taxes, the number of shares exchanged as payment in connection with the exercise or for withholding or reduced will again be available for purpose of awards under the 2004 plan. The 2004 plan provides the committee with authority and flexibility to determine the terms and conditions of the awards at the time of grant in accordance with the terms of the 2004 plan. The 2004 plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period.

2004 Annual Performance Incentive Plan

      We adopted the MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan for certain of our designated key executives to provide bonus awards to such individuals as incentive to contribute to our profitability. The compensation committee or such other committee appointed by the board of directors will administer the plan, and this committee will select the key executives eligible to participate in the plan each year. Under the plan, participants are eligible to receive individual bonus awards that may be expressed, at the committee’s discretion, as a fixed dollar amount, a percentage of base pay, or an amount determined pursuant to a formula. Individual bonus awards are contingent upon the attainment of certain pre-established performance targets established by the committee. The performance goals include, without limitation, (a) the attainment of certain target levels of, or a specified increase in, earnings per share, enterprise value or value creation targets; (b) the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits; or (c) the attainment of certain target levels of, or a specified increase in, operational cash flow, net sales, revenues, net income or earnings before income tax or other exclusions. The individual awards will be paid in cash and/or stock after the end of the performance period in which they are earned, as determined by the committee. Notwithstanding the attainment of performance goals, the committee has discretion to reduce or increase an award, except that the committee does not have discretion to reduce an award for a performance period in which a “change in control” takes place.

      The committee has discretion under the plan to adopt a long-term award program and award a participant a long-term incentive award that would be payable to the participant if the participant remains employed for a specific period of time after the award is allocated, as determined by the committee.

      The plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Our related parties include our directors, director nominees, executive officers and holders of more than five percent of the outstanding shares of our common stock. Our promoters, who may also be referred to as our founders or our organizers, are Mr. McVey, J.P. Morgan Ventures Corporation (now a part of J.P. Morgan & Co. Incorporated), Chase Manhattan Capital LLC (now part of J.P. Morgan & Co. Incorporated) and Bear Market Axess Corp. (a subsidiary of The Bear Stearns Companies Inc.) Set forth in this section is information concerning transactions with our related parties and with our promoters.

Five Percent Stockholders

     Overview

      Six of our broker-dealer clients or their affiliates each own more than five percent of the outstanding shares of our common stock. These broker-dealer clients are: Banc of America Securities, Bear Stearns, Credit Suisse First Boston, Deutsche Bank, JPMorgan and Lehman Brothers.

      Up until the closing of this offering, each of these broker-dealer clients has the contractual right to appoint one member of our board of directors. Three of our current directors are employees of these broker-dealer clients and one of our directors, Mr. McVey, is a promoter.

      These six broker-dealer clients purchased shares of our non-voting common stock and preferred stock and received warrants for an aggregate purchase price of $71.9 million at various times between April 2000 and April 2002. In addition, affiliates of two of these broker-dealer clients received shares of preferred stock in connection with our acquisition of Trading Edge in March 2001. These shares and warrants are convertible and exercisable into an aggregate of 18,748,193 shares of our common stock, which represents 63.7% of the outstanding shares of our common stock and non-voting common stock, and shares of common stock issuable upon exercise of the warrants immediately prior to this offering. These six broker-dealer clients are offering an aggregate of 4,796,864 shares (6,146,864 shares if the underwriters’ over-allotment option is exercised in full) of our common stock in this offering which, assuming an initial public offering price of $17.00 per share, is expected to result in aggregate proceeds of approximately $75.8 million, net of underwriting discounts and commissions, to these six broker-dealer clients.

      Immediately after the consummation of this offering, we expect that these six broker-dealer clients will beneficially hold an aggregate of 13,951,330 shares (12,601,330 shares if the underwriters’ over-allotment option is exercised in full) shares of our common stock, including shares of our common stock issuable to them upon conversion of shares of non-voting common stock or upon exercise of certain warrants held by them with an exercise price of $0.003 per share, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the warrants.

      We have historically earned a substantial portion of our revenues from the six of our broker-dealer clients who (or whose affiliates) own more than five percent of the outstanding shares of our common stock. In particular, for the year ended December 31, 2001, $4.5 million (68.0% of our total revenues), for the year ended December 31, 2002, $9.6 million (51.1% of our total revenues), and for the year ended December 31, 2003, $23.9 million (40.9% of our total revenues), were generated by these six broker-dealer clients. From April 11, 2000, the date of our formation, through March 31, 2004, the aggregate amount of revenues received by us from these six broker-dealer clients and their affiliates is $44.5 million, which represents 46.3% of our total revenues during that period.

      Separately, one of these six broker-dealer clients provided approximately $2.0 million in services to us in the year ended December 31, 2001. From April 11, 2000, the date of our formation, through March 31, 2004, the aggregate amount paid by us to these six broker-dealer clients and their affiliates was approximately $2.4 million.

      Affiliates of these broker-dealer clients are underwriters of this offering. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

     JPMorgan

      Acquisition of Securities. On April 19, 2000, we entered into a Series A and Series A-1 Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which each of J.P. Morgan Ventures Corporation (a subsidiary of J.P. Morgan & Co. Incorporated) and Chase Manhattan Capital LLC (a subsidiary of The Chase Manhattan Corporation) purchased 424,000 shares of Series A convertible preferred stock and 183,595 shares of Series A-1 non-voting convertible preferred stock at a price of $13.1667 per share, for aggregate proceeds of $16.0 million. J.P. Morgan Ventures Corporation also acquired 135,020 shares of non-voting common stock at a purchase price of $0.003 per share in consideration for services provided by J.P. Morgan Ventures Corporation in connection with our formation. Each of these entities also became a party to the dealer warrant described below. On June 22, 2000, after the consummation of the Series C preferred stock Financing, J.P. Morgan Ventures Corporation, Chase Manhattan Capital LLC and Bear Market Axess Corp. converted all of their shares of Series A-1 preferred stock into shares of Series A preferred stock. On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation to form J.P. Morgan Chase & Co. On September 4, 2001, J.P. Morgan Ventures Corporation transferred their shares of Series A preferred stock and non-voting common stock and their dealer warrant to LabMorgan Corporation, a subsidiary of J.P. Morgan Chase & Co. and an affiliate of J.P. Morgan Ventures Corporation.

      Current Equity Ownership; Sales in Offering. Entities affiliated with JPMorgan beneficially own 5,419,288 shares, or 15.5%, of our common stock, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the dealer warrant. These entities are offering 1,378,111 shares of common stock in this offering, plus an additional 392,908 shares pursuant to the underwriters’ over-allotment option. For more information, see “Principal and Selling Stockholders.”

      Underwriting. J.P. Morgan Securities Inc. is one of the underwriters of this offering. See “Underwriting.”

      Trading Platform Client. J.P. Morgan Securities Inc. is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with JPMorgan are also institutional investor clients of ours.

      Director. John Steinhardt, Head of North American Credit Markets for J.P. Morgan Chase & Co., an affiliate of J.P. Morgan Securities Inc., has been our director since our formation in April 2000. Mr. Steinhardt has not received any compensation from us in connection with his service as a director of MarketAxess.

     Credit Suisse First Boston

      Acquisition of Securities. On September 11, 2000, we entered into a Series E Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which Credit Suisse First Boston Next Fund, Inc. (a subsidiary of Credit Suisse Group) purchased 607,595 shares of Series E convertible preferred stock at a price of $20.9844 per share, for aggregate proceeds of $12.75 million. Credit Suisse First Boston Next Fund, Inc. also became a party to the dealer warrant described below.

      Current Equity Ownership; Sales in Offering. Entities affiliated with Credit Suisse First Boston beneficially own 3,104,483 shares, or 14.6%, of our common stock, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the dealer warrant. These entities are offering 808,622 shares of common stock in this offering, plus an additional 216,785 shares pursuant to the underwriters’ over-allotment option. For more information, see “Principal and Selling Stockholders.”

      Underwriting. Credit Suisse First Boston LLC is one of the underwriters of this offering. See “Underwriting.”

      Trading Platform Client. Credit Suisse First Boston LLC is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with Credit Suisse First Boston LLC are also institutional investor clients of ours.

     Lehman Brothers

      Acquisition of Securities. On September 11, 2000, we entered into a Series E Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which LB I Group Inc. (a subsidiary of Lehman Brothers Holdings Inc.) purchased 607,595 shares of Series E convertible preferred stock at a price of $20.9844 per share, for aggregate proceeds of $12.75 million. LB I Group Inc. also became a party to the dealer warrant described below.

      Current Equity Ownership; Sales in Offering. LB I Group Inc. beneficially owns 2,929,358 shares, or 13.9%, of our common stock, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the dealer warrant. LB I Group Inc. is offering 744,928 shares of common stock in this offering, plus an additional 212,383 shares pursuant to the underwriters’ over-allotment option. For more information, see “Principal and Selling Stockholders.”

      Trading Platform Client. Lehman Brothers Inc. is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with Lehman Brothers are also institutional investor clients of ours.

      Director. William Cronin, a Managing Director and Chief Administrative Officer for High-Grade Credit at Lehman Brothers Inc., has been our director since February 2003. Mr. Cronin has not received any compensation from us in connection with his service as a director of MarketAxess.

     Deutsche Bank

      Acquisition of Securities. On June 20, 2000, we entered into a Series C Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which Deutsche Bank Sharps Pixley Inc., a subsidiary of Deutsche Bank AG, purchased 607,595 shares of Series C convertible preferred stock at a price of $17.28125 per share, for aggregate proceeds of $10.5 million. At the same time, we increased the size of the dealer warrant and Deutsche Bank Sharps Pixley Inc. became a party to the dealer warrant. On June 25, 2001, Deutsche Bank Sharps Pixley, Inc. transferred their shares of Series C preferred stock to DB Capital, Inc., a subsidiary of Deutsche Bank AG and an affiliate of Deutsche Bank Sharps Pixley, Inc.

      Current Equity Ownership; Sales in Offering. DB Capital, Inc. beneficially owns 2,820,816 shares, or 13.4%, of our common stock, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the dealer warrant. DB Capital is offering 717,326 shares of common stock in this offering, plus an additional 204,514 shares pursuant to the underwriters’ over-allotment option. For more information, see “Principal and Selling Stockholders.”

      Trading Platform Client. Deutsche Bank AG is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with Deutsche Bank AG are also institutional investor clients of ours.

     Bear Stearns

      Acquisition of Securities. On April 19, 2000, we entered into a Series A and Series A-1 Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which Bear Market Axess Corp. (a subsidiary of The Bear Stearns Companies Inc.), purchased 424,000 shares of Series A convertible preferred stock and 183,595 shares of Series A-1 non-voting convertible preferred stock at a price of $13.1667 per share, for aggregate proceeds of $8.0 million. Bear Market Axess Corp. also became a party to the dealer warrant. On June 22, 2000, Bear Market Axess Corp. converted all of their shares of Series A-1 preferred stock into shares of Series A preferred stock.

      Current Equity Ownership; Sales in Offering. Bear Market Axess Corp. beneficially owns 2,597,285 shares, or 12.3%, of our common stock, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the dealer warrant. Bear Market Axess Corp. is offering 660,483 shares of common stock in this offering, plus an additional 188,308 shares pursuant to the underwriters’ over-allotment option. For more information, see “Principal and Selling Stockholders.”

      Underwriting. Bear, Stearns & Co. Inc. is one of the underwriters of this offering. See “Underwriting.”

      Trading Platform Client. Bear, Stearns & Co. Inc. is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with Bear, Stearns & Co. Inc. are also institutional investor clients of ours.

      Director. Ronald M. Hersch, Senior Managing Director and Director of Futures and Fixed Income eCommerce for Bear, Stearns & Co. Inc., an affiliate of Bear Market Axess Corp., has been our director since July 2000. Mr. Hersch has not received any compensation from us in connection with his service as a director of MarketAxess.

     Banc of America

      Acquisition of Securities. On February 7, 2001, we entered into a Series G Convertible Preferred Stock Purchase Agreement pursuant to which Banc of America Technology Investments, Inc., a subsidiary of Bank of America Corporation, purchased 100,000 shares of Series G convertible preferred stock at a price of $35.00 per share, for aggregate proceeds of $3.5 million. On April 4, 2002, we entered into a Series I Convertible Preferred Stock and Warrant Purchase Agreement pursuant to which Banc of America Technology Investments, Inc. purchased 300,000 shares of Series I convertible preferred stock at a price of $28.00 per share, for aggregate proceeds of $8.4 million. Banc of America Technology Investments, Inc. also became a party to the dealer warrant described below.

      Current Equity Ownership; Sales in Offering. Entities affiliated with Banc of America beneficially own 1,876,964 shares, or 10.7%, of our common stock, without giving effect to any limitations on conversion contained in the terms of the shares of non-voting common stock or on exercise contained in the dealer warrant. These entities are offering 487,394 shares of common stock in this offering, plus an additional 135,102 shares pursuant to the underwriters’ over-allotment option. For more information, see “Principal and Selling Stockholders.”

      Underwriting. Banc of America Securities LLC is one of the underwriters of this offering. See “Underwriting.”

      Trading Platform Client. Banc of America Securities LLC is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with Banc of America Securities LLC are also institutional investor clients of ours.

Other Broker-Dealer Client Stockholders

     ABN Amro

      Acquisition of Securities. On August 20, 2000, we entered into a Series D Convertible Preferred Stock Purchase Agreement pursuant to which ABN Amro Bank N.V. purchased 100,000 shares of Series D convertible preferred stock at a price of $25.00 per share, for aggregate proceeds of $2.5 million.

      Current Equity Ownership; Sales in Offering. ABN Amro Bank N.V. beneficially owns 333,334 shares, or 2.0%, of our common stock. ABN Amro Bank N.V. is not offering any shares of common stock in this offering. For more information, see “Principal and Selling Stockholders.”

      Trading Platform Client. ABN Amro Bank N.V. is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with ABN Amro Bank N.V. are also institutional investor clients of ours.

     UBS

      Acquisition of Securities. On August 20, 2000, we entered into a Series D Convertible Preferred Stock Purchase Agreement pursuant to which each of UBS Americas Inc. purchased 100,000 shares of Series D convertible preferred stock at a price of $25.00 per share, for aggregate proceeds of $2.5 million.

      Current Equity Ownership; Sales in Offering. UBS Americas Inc. beneficially owns 333,334 shares, or 2.0%. UBS Americas Inc. is offering 166,667 shares of common stock in this offering. For more information, see “Principal and Selling Stockholders.”

      Underwriting. UBS Securities LLC, an affiliate of UBS Americas Inc., is one of the underwriters of this offering. See “Underwriting.”

      Trading Platform Client. UBS Securities LLC is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with UBS Securities Inc. are also institutional investor clients of ours.

     BNP Paribas

      Acquisition of Securities. On July 2, 2001, we entered into a Series H Convertible Preferred Stock Purchase Agreement pursuant to which BNP Paribas purchased 65,000 shares of Series H convertible preferred stock at a price of $45.00 per share, for aggregate proceeds of $2.9 million. In addition, BNP Paribas was given the right to receive an additional 43,333 shares of our common stock upon conversion of the shares of Series H preferred stock, upon the satisfaction of certain conditions relating to their use of our European trading platform relative to our other broker-dealer clients. BNP Paribas has satisfied all of these conditions.

      Current Equity Ownership; Sales in Offering. BNP Paribas beneficially owns 260,000 shares, or 1.5%, of our common stock. BNP Paribas is offering 130,000 shares of common stock in this offering. For more information, see “Principal and Selling Stockholders.”

      Trading Platform Client. BNP Paribas is one of our broker-dealer clients. See “Corporate History — Agreements with Broker-Dealer Clients.” Additionally, one or more entities affiliated with BNP Paribas are also institutional investor clients of ours.

Richard McVey

     Employment Agreement

      In March 2004, we entered into an employment agreement with Richard M. McVey, which supersedes the prior employment letter he entered into with us. The agreement provides that Mr. McVey will be employed by us as President, Chief Executive Officer and Chairman of the board of directors, and his employment may be terminated at any time. Mr. McVey’s annual base salary under the letter is $300,000 per year. Mr. McVey is also eligible to receive an annual bonus in accordance with the MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

      If Mr. McVey’s employment is terminated outside the “change in control protection period” (as defined in the agreement and below), other than by Mr. McVey voluntarily without “good reason,” or by us as a result of a “cause event” (as each such term is defined in the agreement), subject to Mr. McVey’s execution of a general release of claims, Mr. McVey will:

•	continue to be paid his annual rate of base salary for a period of twelve months after termination;

•	receive an amount equal to the average cash bonus Mr. McVey received from us for the prior three completed calendar years, payable in twelve approximately equal monthly installments; and

•	continue to receive health coverage for himself (and eligible dependents), if he so elects, for up to twelve months after such termination.

      If Mr. McVey’s employment is terminated within three months prior to, or on or within eighteen months after, a “change in control” (as defined in our 2004 Stock Incentive Plan) (the “change in control protection period”) other than:

•	by Mr. McVey voluntarily without “good reason,”

•	as a result of Mr. McVey’s death, or

•	by us as a result of a “cause event,”

in lieu of the foregoing payments and benefits, and subject to Mr. McVey’s execution of a general release of claims, Mr. McVey will:

•	continue to be paid his annual rate of base salary for a period of twenty-four months after termination;

•	receive an amount equal to two times the average cash bonus Mr. McVey received from us for the prior three completed calendar years, payable in twenty-four approximately equal monthly installments; and

•	continue to receive health coverage at our expense for himself (and eligible dependants) at our expense, if he so elects, for up to eighteen months after such termination. Mr. McVey is under no obligation to seek other employment and there will be no offset against any amounts payable to Mr. McVey as a result of his termination of employment on account of any remuneration he receives that is attributable to any subsequent employment. None of the offering, the reverse stock split and the conversion of preferred stock would constitute a “change in control” under Mr. McVey’s employment agreement.

      Mr. McVey will continue to be subject to the confidential information, intellectual property and non-competition agreement that he previously executed.

      In the event any payments or benefits made by us to Mr. McVey become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. McVey will be paid a reduced amount equal to one dollar less than the amount that would be subject to the excise tax. The reduction will occur only if the reduced amount, taking into account the payment of all applicable federal, state and local income taxes, is greater than the amount Mr. McVey would receive after payment of the excise tax, and all other applicable federal, state and local income taxes on such payments and benefits.

     Loans

      We entered into restricted stock purchase agreements with Mr. McVey on June 11, 2001 and July 1, 2001, respectively, in connection with his compensation package. Pursuant to these agreements, we sold an aggregate of 289,581 shares of our common stock to Mr. McVey at a purchase price of $3.60 per share. We loaned an aggregate of approximately $1,042,488 to Mr. McVey to finance his purchase of these shares. Mr. McVey executed secured promissory notes with us to document these loans. These promissory notes bear interest at an average rate of 5.69% per annum. As of March 31, 2004, the aggregate amount owed to us by Mr. McVey was $1,221,183, which was the largest amount outstanding under these loans for the three months ended March 31, 2004. The principal and accrued interest on each of these promissory notes is due and payable as follows: (1) 20% of the principal and accrued interest is due on the sixth anniversary of the issuance date; (2) an equal amount is due on each of the seventh, eighth, ninth and tenth anniversaries of the issuance date; and (3) the balance is due on the eleventh anniversary of the issuance date. Mr. McVey may prepay all or any part of any note at any time without paying a premium or penalty. Promissory notes representing 80% of the aggregate purchase price are non-recourse and promissory notes representing 20% of the aggregate purchase price are full recourse. As security for his obligations under the promissory notes, Mr. McVey has pledged the 289,581 shares of our common stock acquired by him under the restricted stock purchase agreements described above.

      Each of these loans was made prior to the passage of the Sarbanes-Oxley Act of 2002. Because of the prohibitions against certain loans under Section 402 the Sarbanes-Oxley Act of 2002, we will not modify any of these outstanding loans, nor will we enter into new related party transactions other than as permitted by applicable law at the time of the transaction.

     Equity Ownership

      Mr. McVey and entities affiliated with him own shares of our common stock and Mr. McVey holds options to purchase shares of our common stock. For more information, see footnote 12 to the “Principal and Selling Stockholders” table.

Corporate History

     Preferred Stock Financing Rounds

      Our growth, development and continuing operations have primarily been funded by seven preferred stock financing rounds between April 2000 and April 2002 and one acquisition that closed in March 2001. In each round of preferred stock financing, the investors were broker-dealers active in the fixed income markets (or their affiliates). At approximately the time of their respective initial investments in us, these broker-dealers began participating on our electronic trading platform. In four financing rounds (Series A, Series C, Series E and Series I), the investors were each given the right to nominate one member to our board of directors and were included as participants in our dealer warrant program. We raised an aggregate of $68.4 million in these four rounds, at a price per share ranging from $13.1667 to $28.00 per share. In the other three Financing rounds (Series D, Series G and Series H), the investors each made a relatively smaller investment in us and were not given board designee rights or offered participation in the dealer warrant program. We raised an aggregate of $11.4 million in these three rounds, at per share prices ranging from $25.00 to $45.00. The price per share of preferred stock paid by a broker-dealer client was negotiated at the time of the purchase of such stock based upon a variety of factors, including the size of the investment and the value of our business at the time of their investment.

     Dealer Warrant

      In connection with our formation in April 2000, we issued a warrant to purchase an aggregate of 3,246,410 shares of our common stock to JPMorgan and Bear Stearns., which shares were allocated to the holders over time based on relative commissions payable to us for the holders’ use of our electronic trading platform. In connection with the investment by Deutsche Bank in June 2000, we increased the size of the dealer warrant to 5,000,002 shares and Deutsche Bank also became a party to the warrant. At the time of their investment in us, Credit Suisse First Boston, Lehman Brothers and Banc of America were also made parties to the dealer warrant. The dealer warrant was allocated in two separate pools, one based on relative trading of U.S. high-grade corporate bonds and the other based on relative trading of European high-grade corporate bonds.

     Acquisition of Trading Edge

      On March 23, 2001, we completed our acquisition of Trading Edge, the operator of an anonymous trading platform for U.S. corporate bonds, convertible bonds, municipal bonds and sovereign and corporate bonds issued in emerging markets bonds, pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of January 29, 2001, among us, MXS Merger Sub, Inc., our wholly owned subsidiary, Trading Edge, and the stockholders of Trading Edge. In the merger, the preferred stockholders of Trading Edge received an aggregate of 1,126,219 shares of our Series F convertible preferred stock, valued at $45,048,760 ($12.00 per share), and the common stockholders (including optionholders who exercised options to purchase shares of common stock) received an aggregate of 360,226 shares of our common stock, valued at $1,284,166 ($3.56 per share). The Series F convertible preferred stock ranks on a parity with the other series of senior preferred stock with respect to dividends, liquidation and redemption. The Series F preferred stockholders, as a group, were given similar rights as the other holders of our senior preferred stock, including registration rights, information rights and the right to designate a member of our board of directors, and were added as parties to our existing stockholders’ agreement, investors’ rights agreement and registration rights agreement.

      Simultaneously with the closing of the merger, the stockholders of Trading Edge deposited 25% of the shares of our capital stock received by them in the merger into an escrow account to secure their indemnification obligations under the Agreement and Plan of Merger. We made no indemnification claims against the former Trading Edge stockholders and all of these shares were released from escrow in October 2002.

     2002 Restructuring

      On February 28, 2002, we entered into a Contribution and Assignment Agreement with our wholly owned subsidiary, Trading Edge. Pursuant to the Contribution and Assignment Agreement, we transferred to Trading Edge substantially all of our businesses, properties and other assets related to the organization, development and operation of our electronic trading platform and Trading Edge agreed to assume all of the obligations and liabilities relating to those assets. In connection with the transfer, we changed our name from Market Axess Inc. to MarketAxess Holdings Inc. and Trading Edge changed its name to MarketAxess Corporation.

      MarketAxess Holdings Inc. withdrew its registration as a broker-dealer with the NASD, instead operating through the broker-dealer registration held by MarketAxess Corporation. The purpose of the restructuring was to consolidate our U.S. operations into a single corporate entity operating under a single broker-dealer registration. The effect was, among other things, to simplify our financial and regulatory reporting requirements.

     Agreements with Broker-Dealer Clients

      We have entered into separate agreements with each of our broker-dealer clients. These agreements govern each broker-dealer’s access to, and activity on, our electronic trading platform. The term of the agreements is generally two or three years, with automatic annual renewal thereafter unless notice to terminate is given by a party at least thirty days prior to automatic renewal. Under each agreement, the broker-dealer is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. The broker-dealer agrees to supply us, on a non-exclusive basis, with one or more of the following: indicative prices and quantities of a minimum number of fixed-income instruments for our inventory pages; new issue descriptions and content; and credit research reports. These agreements also govern use of and access to our electronic trading platform. We may only provide the pricing, research and other content provided by a broker-dealer to those of our institutional investor clients approved by the broker-dealer to receive such content.

      Additionally, institutional investors must be approved by a broker-dealer before being able to engage in transactions on our platform. These agreements also provide for the fees and expenses to be paid by the broker-dealers for their use of our electronic trading platform.

     Registration Rights Agreement

      We have granted registration rights to certain of our stockholders. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of May 14, 2004, as adjusted to reflect the sale of the shares of common stock offered hereby by:

•	each person or group of affiliated persons whom we know to beneficially own 5% or more of our common stock;

•	each of our named executive officers and our directors;

•	all of our executive officers and directors as a group; and

•	other persons or entities selling shares of common stock in this offering.

      Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, New York 10005.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares of our common stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 17,083,416 shares of common stock outstanding on an as-converted basis as of May 14, 2004 and 20,083,416 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of May 14, 2004 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially			Shares Beneficially		Common Stock to
	Owned Prior to the			Owned After the		be Sold if Over-
	Offering			Offering(1)		Allotment Option
			?Shares Offered?			is Exercised in
	Shares	Percent(2)	Hereby	Shares	Percent(2)	Full

5% Stockholders
Entities affiliated with Banc of America Securities LLC
Banc of America Technology Investments, Inc. (3)	1,863,437	9.83%	473,867	1,389,570	6.33%	135,102
BancBoston Capital, Inc. (4)	13,527	*	13,527	—	*	—

Total	1,876,964	9.90%	487,394	1,389,570	6.33%	135,102
Entities affiliated with Bear, Stearns & Co. Inc.
Bear Market Axess Corp. (5)	2,597,285	13.20%	660,483	1,936,802	8.54%	188,308
Entities affiliated with Credit Suisse First Boston LLC
Credit Suisse First Boston Next Fund Inc. (6)	2,990,075	14.81%	760,368	2,229,707	9.62%	216,785
Credit Suisse First Boston, Inc. (7)	48,254	*	48,254	—	*	—
Credit Suisse First Boston Venture Fund I, L.P.	46,307	*	—	46,307	*	—
Credit Suisse First Boston Technology Group Fund II, L.P.	19,847	*	—	19,847	*	—

Total	3,104,483	15.38%	808,622	2,295,861	9.90%	216,785

	Shares Beneficially			Shares Beneficially		Common Stock to
	Owned Prior to the			Owned After the		be Sold if Over-
	Offering			Offering(1)		Allotment Option
			?Shares Offered?			is Exercised in
	Shares	Percent(2)	Hereby	Shares	Percent(2)	Full

Entities affiliated with Deutsche Bank
DB Capital, Inc. (8)	2,820,816	14.17%	717,326	2,103,490	9.18%	204,514
Entities affiliated with J.P. Morgan Chase & Co.
J.P. Morgan Partners (23A SBIC), L.P. (9)	2,025,317	11.86%	503,899	1,521,418	7.52%	146,839
LabMorgan Corporation (10)	3,393,971	18.53%	874,212	2,519,759	11.87%	246,069

Total	5,419,288	29.59%	1,378,111	4,041,177	18.96%	392,908
Entities affiliated with Lehman Brothers
LB I Group Inc. (11)	2,929,358	16.29%	744,928	2,184,430	10.41%	212,383
Directors and Named Executive Officers
Richard M. McVey (12)	1,965,879	11.21%	—	1,965,879	9.57%	—
Iain N. Baillie (13)	83,335	*	—	83,335	*	—
James N.B. Rucker (14)	142,494	*	—	142,494	*	—
John E. Vande Woude (15)	87,501	*	—	87,501	*	—
Michael H. Ziegelbaum (16)	272,229	1.57%	—	272,229	1.34%	—
Stephen P. Casper	—	*	—	—	*	—
William Cronin (17)	—	*	—	—	*	—
Ronald M. Hersch (18)	—	*	—	—	*	—
Wayne D. Lyski	—	*	—	—	*	—
Jerome S. Markowitz (19)	17,848	*	—	17,848	*	—
Nicolas S. Rohatyn (20)	8,334	*	—	8,334	*	—
John Steinhardt (21)	—	*	—	—	*	—
All Directors and Executive Officers as a Group (12 persons)	2,577,620	14.26%	—	2,577,620	12.23%	—
Other Selling Stockholders
Entities and Individuals affiliated with Thomas Weisel Capital Partners
Thomas Weisel Capital Partners, L.P. (22)	420,900	2.46%	210,450	210,450	1.05%	—
Thomas W. Weisel	37,904	*	—	37,904	*	—
TWP CEO Founder’s Circle (QP), L.P. (22)	35,530	*	17,765	17,765	*	—
TWP Trading Edge, Inc.	10,630	*	5,315	5,315	*	—
Thomas Weisel Capital Partners (Dutch), L.P. (22)	9,847	*	4,924	4,923	*	—
Thomas Weisel Capital Partners (Dutch II), L.P. (22)	9,847	*	4,924	4,923	*	—
TWP CEO Founder’s Circle (AI), L.P. (22)	9,724	*	4,862	4,862	*	—
TWP 2000 Co-Investment Fund, L.P. (22)	6,344	*	3,172	3,172	*	—
Thomas Weisel Capital Partners Employee Funds, L.P. (22)	3,960	*	1,980	1,980	*	—

Total	544,686	3.19%	253,392	291,294	1.45%	—

	Shares Beneficially			Shares Beneficially		Common Stock to
	Owned Prior to the			Owned After the		be Sold if Over-
	Offering			Offering(1)		Allotment Option
			?Shares Offered?			is Exercised in
	Shares	Percent(2)	Hereby	Shares	Percent(2)	Full

UBS Americas Inc. (23)	333,334	1.95%	166,667	166,667	0.83%	—
Media Technology Ventures, L.P. (24)	299,060	1.75%	299,060	—	*	—
BNP Paribas	260,000	1.52%	130,000	130,000	*	—
BCIP Associates II (25)	115,951	*	47,697	—	*	—
Sankaty High Yield Asset Partners, L.P. (25)	115,951	*	38,650	—	*	—
Brookside Capital Partners Fund, L.P. (25)	115,951	*	19,327	—	*	—
BCIP Associates II-B (25)	115,951	*	10,277	—	*	—
Stephen A. Roth	46,334	*	23,167	23,167	*	—
Foothill Partners III, L.P. (26)	38,650	*	38,650	—	*	—
Founders Financial Group, L.P. (27)	38,650	*	38,650	—	*	—
AIG Retirement Services, Inc. (28)	38,650	*	38,650	—	*	—
Media Technology Ventures Entrepreneurs Fund, L.P. (29)	38,614	*	38,614	—	*	—
Ares Leveraged Investment Fund, L.P. (30)	19,328	*	9,664	—	*
Ares Leveraged Investment Fund II, L.P. (30)	19,328	*	9,664	—	*
Edge Investments, Ltd. (31)	9,724	*	9,724	—	*	—
DBC Ltd. (32)	9,664	*	9,664	—	*	—
J. Sanford Miller	6,807	*	6,807	—	*	—
Bayview Investors, Ltd. (33)	5,797	*	5,797	—	*	—
Standard Capital Group, Inc. (34)	3,867	*	774	3,093	*	—
Mark Lasery	3,867	*	3,867	—	*
Gerald Rosenfeld	2,430	*	2,430	—	*	—
Paul Lattanzio & Lynn Lattanzio JTWROS	1,944	*	1,944	—	*	—

(1)	Assumes the over-allotment option granted to the underwriters by certain selling stockholders is not exercised.

(2)	The percentage shown as beneficially owned in this column disregards the limitations on acquiring shares of common stock upon the conversion of shares of non-voting common stock or exercise of warrants if the conversion or exercise would result in the selling stockholder beneficially owning more than 9.99% of our outstanding common stock.

(3)	Includes 1,333,334 shares of common stock and 530,103 shares of common stock issuable pursuant to a warrant that is presently exercisable. Banc of America Technology Investments, Inc. is an indirect wholly-owned subsidiary of Bank of America Corporation. The principal business address of Banc of America Technology Investments, Inc. is Bank of America Corporate Center, Charlotte, NC 28255. Banc of America Securities LLC, an affiliate of Bank of America Corporation, is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Bank of America.

(4)	BancBoston Capital, Inc. is an indirect wholly-owned subsidiary of Bank of America Corporation. The principal business address of BancBoston Capital, Inc. is 175 Federal Street, Boston, MA 02110. Banc of America Securities LLC, an affiliate of Bank of America Corporation, is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Bank of America.

(5)	Includes 1,600,000 shares of common stock, 425,317 shares of non-voting common stock and 571,968 shares of common stock issuable pursuant to a warrant that is presently exercisable. Bear Market Axess Corp. is an indirect wholly-owned subsidiary of The Bear Stearns Companies Inc. The principal business address of Bear Market Axess Corp. is 383 Madison Avenue, New York, NY 10179.

Bear, Stearns & Co. Inc., a subsidiary of The Bear Stearns Companies Inc. and an affiliate of Bear Market Axess Corp., is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Bear, Stearns & Co. Inc.

(6)	Includes 1,551,747 shares of common stock, 473,570 shares of non-voting common stock and 964,758 shares of common stock issuable pursuant to a warrant that is presently exercisable. Credit Suisse First Boston Next Fund, Inc. is an indirect wholly-owned subsidiary of Credit Suisse Group. Does not include 9,664 shares of common stock held by Ares Leveraged Investment Fund, L.P. and 9.664 shares of common stock held by Ares Leveraged Investment Fund II, L.P. An affiliate of Credit Suisse First Boston Next Fund, Inc. is a limited partner of each of these limited partnerships. Credit Suisse First Boston Next Fund, Inc. disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The principal business address of Credit Suisse First Boston Next Fund, Inc. is 11 Madison Avenue, New York, NY 10010. Credit Suisse First Boston LLC, an affiliate of Credit Suisse Group, is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Credit Suisse First Boston.

(7)	Includes 48,254 shares of common stock. Credit Suisse First Boston, Inc. is an indirect wholly-owned subsidiary of Credit Suisse Group. Does not include 9,664 shares of common stock held by Ares Leveraged Investment Fund, L.P. and 9.664 shares of common stock held by Ares Leveraged Investment Fund II, L.P. An affiliate of Credit Suisse First Boston, Inc. is a limited partner of each of these limited partnerships. Credit Suisse First Boston, Inc. disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The principal business address of Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, NY 10010. Credit Suisse First Boston LLC, an affiliate of Credit Suisse Group, is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Credit Suisse First Boston LLC.

(8)	Includes 1,600,000 shares of common stock, 425,317 shares of non-voting common stock and 795,499 shares of common stock issuable pursuant to a warrant that is presently exercisable. DB Capital, Inc. is an indirect wholly-owned subsidiary of Deutsche Bank AG. The principal business address of DB Capital, Inc. is 60 Wall Street, New York, NY 10005. Please see “Certain Relationships and Related Party Transactions” for more detail on the relationships between MarketAxess and Deutsche Bank.

(9)	Includes 666,667 shares of common stock and 1,358,650 shares of non-voting common stock. The general partner of J.P. Morgan Partners (23A SBIC), L.P. is J.P. Morgan Partners (23A SBIC Manager), Inc., an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co. The principal business address of J.P. Morgan Partners (23A SBIC), L.P. is 1221 Avenue of the Americas, New York, NY 10020. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and JPMorgan.

(10)	Includes 933,334 shares of common stock, 1,358,650 shares of non-voting common stock and 1,233,633 shares of common stock issuable pursuant to a warrant that is presently exercisable. LabMorgan Corporation is a direct wholly-owned subsidiary of J.P. Morgan Chase & Co. The principal business address of LabMorgan Corporation is 1221 Avenue of the Americas, New York, NY 10020. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., is an underwriter of this offering. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and JPMorgan.

(11)	Includes 1,600,000 shares of common stock, 425,317 shares of non-voting common stock and 904,041 shares of common stock issuable pursuant to a warrant that is presently exercisable. LB I Group Inc. is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc. The principal business address of LB I Group Inc. is 745 Seventh Avenue, New York, NY 10019. Please see “Certain Relationships and Related Party Transactions” for more detail on the relationships between MarketAxess and Lehman Brothers.

(12)	Includes (i) 1,171,436 shares of common stock owned by Mr. McVey individually; (ii) 461,108 shares of common stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days; and (iii) 333,334 shares of common stock owned of record by a trust for the benefit of Mr. McVey and his family members. Does not include 666,666 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.

(13)	Includes 83,335 shares of common stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 191,665 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.

(14)	Includes 53,334 shares of common stock and 89,160 shares of common stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 40,841 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.

(15)	Includes 87,501 shares of common stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 79,168 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.

(16)	Includes 272,229 shares of common stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 111,106 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.

(17)	Does not include shares of common stock and other MarketAxess securities held by LB I Group Inc., an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc., as Mr. Cronin does not have voting or dispositive power with respect to such shares. Mr. Cronin disclaims beneficial ownership of such shares. Please see “Management — Board of Directors” for more information on Mr. Cronin. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Lehman Brothers.

(18)	Does not include shares of common stock and other MarketAxess securities held by Bear Market Axess Corp., a wholly-owned subsidiary of The Bear Stearns Companies Inc., as Mr. Hersch does not have voting or dispositive power with respect to such shares. Mr. Hersch disclaims beneficial ownership of such shares. Bear Stearns & Co. Inc., an affiliate of Bear Market Axess Corp., is an underwriter of this offering. Please see “Management — Board of Directors” for more information on Mr. Hersch. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Bear Stearns.

(19)	Includes (i) 2,707 shares of common stock held by Mr. Markowitz individually; (ii) 8,334 shares of common stock issuable pursuant to stock options granted to Mr. Markowitz that are or become exercisable within 60 days; and (iii) 6,807 shares of common stock held by Mr. Markowitz in joint tenancy with his spouse.

(20)	Includes 8,334 shares of common stock issuable pursuant to stock options that are or become exercisable within 60 days.

(21)	Does not include shares of common stock and other securities of MarketAxess held by J.P. Morgan Partners (23A SBIC), L.P., the general partner of which is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., and LabMorgan Corporation, a direct wholly-owned subsidiary of J.P. Morgan Chase & Co., as Mr. Steinhardt does not have voting or dispositive power with respect to such shares. Mr. Steinhardt disclaims beneficial ownership of such shares. J.P. Morgan Securities Inc., an affiliate of J.P. Morgan Chase & Co., is an underwriter of this offering. Please see “Management — Board of Directors” for more information on Mr. Steinhardt. Please see “Certain Relationships and Related Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and JPMorgan.

(22)	The general partner of the selling stockholder is Tailwind Capital Partners LLC whose managing member, Thomas Weisel Capital Management LLC, has voting and dispositive control over the shares of common stock listed above. Thomas Weisel Partners LLC, an affiliate of Thomas Weisel Capital Management LLC, is an underwriter of this offering. Please see “Certain Relationships and Related

Party Transactions” and “Underwriting” for more detail on the relationships between MarketAxess and Thomas Weisel.

(23)	UBS Americas Inc. is a direct wholly-owned subsidiary of UBS AG. UBS Securities LLC, an affiliate of UBS Americas Inc., is an underwriter of this offering. Please see “Underwriting” for more detail on the relationships between MarketAxess and UBS.

(24)	The general partner of Media Technology Ventures, L.P. is MediaTech Management, LLC, whose managers are Robert R. Ackerman, Jr., Jonathan E. Funk and Barry M. Weinman. Messrs. Ackerman, Funk and Weinman disclaim beneficial ownership of the shares held by Media Technology Ventures, L.P.

(25)	As more fully described below, each of Brookside Capital Partners Fund, L.P., BCIP Associates II, BCIP Associates II-B and Sankaty High Yield Asset Partners, L.P. is affiliated with each other.

Shares listed include (i) 19,327 shares of Common Stock held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership, whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership, whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company, who sole managing member is Mr. Roy Edgar Brakeman, III; (ii) 47,697 shares of Common Stock held by BCIP Associates II, a Delaware general partnership, whose sole managing partner is Bain Capital Investors, LLC, a Delaware limited liability company; (iii) 10,277 shares of Common Stock held by BCIP Associates II-B, a Delaware general partnership, whose sole managing partner is Bain Capital Investors, LLC, a Delaware limited liability company, and (iv) 38,650 shares of Common Stock held by Sankaty High Yield Asset Partners, L.P., a Delaware limited partnership, whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose sole managing member is Sankaty Investors, LLC, whose sole managing member is Jonathan S. Lavine.

Mr. Roy Edgar Brakeman, III, Brookside Capital Management, LLC and Brookside Capital Investors, L.P., by virtue of the relationships with Brookside Capital Partners Fund, L.P. described above, may each be deemed to beneficially own the shares held by Brookside Capital Partners Fund, L.P. Mr. Brakeman, Brookside Capital Management, LLC and Brookside Capital Investors, L.P. disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. In addition, Mr. Brakeman is a general partner in BCIP Associates II, and accordingly may be deemed to beneficially own the shares held by BCIP Associates II. Mr. Brakeman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Bain Capital Investors, LLC, by virtue of the relationships with BCIP Associates II and BCIP Associates II-B described above, may be deemed to beneficially own the shares held by BCIP Associates II and BCIP Associates II-B. BCI disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Mr. Jonathan S. Lavine, Sankaty Investors, LLC and Sankaty High Yield Asset Investors, LLC, by virtue of the relationships with Sankaty High Yield Asset Partners, L.P. described above, may each be deemed to beneficially own the shares held by Sankaty High Yield Asset Partners, L.P. Mr. Lavine, Sankaty Investors, LLC and Sankaty High Yield Asset Investors, LLC disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. In addition, Mr. Lavine is a general partner in BCIP Associates II, and accordingly may be deemed to beneficially own the shares held by BCIP Associates II. Mr. Lavine disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(26)	The Managing General Partners of Foothill Partners III, L.P. are Jeff Nikora, John Nickell, Ed Stearns and Dennis Ascher. The Corporate General Partner of Foothill Partners III, L.P. is The Foothill Group, Inc.

(27)	Michael A. Boyd is the sole director and shareholder of Michael A. Boyd, Inc., which is the general partner of Founders Financial Group, L.P.

(28)	American International Group, Inc. is the ultimate parent of AIG Retirement Services, Inc. American International Group, Inc. is also the ultimate parent of AIG Global Investment Corp., which acts as investment adviser to AIG Retirement Services, Inc. in connection with this investment. American

International Group, Inc. or AIG Global Investment Corp., for the purposes of Rule 13d-3 under the Exchange Act, may be deemed to own beneficially the shares held by AIG Retirement Services, Inc. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in AIG Global Investment Corp.’s Form ADV last filed with the Securities and Exchange Commission as of March 31, 2004, has the power to vote and dispose of the shares on behalf of AIG Retirement Services, Inc. American International Group, Inc. is headquartered at 70 Pine Street, New York, New York, 10270. AIG Global Investment Corp. is headquartered at 175 Water Street, New York, New York, 10038. AIG Retirement Services, Inc.’s headquarters is located at 1 SunAmerica Center, Century City, Los Angeles, CA 90067.

(29)	The general partner of Media Technology Ventures Entrepreneurs Fund, L.P. is MediaTech Management, LLC, whose managers are Robert R. Ackerman, Jr., Jonathan E. Funk and Barry M. Weinman. Messrs. Ackerman, Funk and Weinman disclaim beneficial ownership of the shares held by Media Technology Ventures Entrepreneurs Fund, L.P.

(30)	Includes 9,664 shares of common stock held by Ares Leveraged Investment Fund, L.P. and 9,664 shares of common stock held by Ares Leveraged Investment Fund II, L.P. Ares Management, L.P., as general partner of Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., has voting and dispositive power of the shares. See footnote #6 above for information regarding Credit Suisse First Boston LLC’s interest in ARES Leveraged Investment Fund, L.P.

(31)	All of the outstanding capital stock of Edge Investments, Ltd. is owned by Candice Vaughn, Jeffrey Horn and Donald Schwarz, who collectively have the power to direct the vote and disposition of the shares.

(32)	DBC Ltd. is a wholly-owned subsidiary of DISA Liquidating Co.

(33)	Zach Edmonds holds voting and dispositive power over the shares held by Bayview Investors Ltd.

(34)	Kevin G. Boylan, President of Standard Capital Group, Inc., holds voting and dispositive power over the shares held by Standard Capital Group, Inc.

DESCRIPTION OF CAPITAL STOCK

General

      The following description of our common stock, non-voting common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of 110,000,000 shares of common stock, par value $0.003 per share, 10,000,000 shares of non-voting common stock, par value $0.003 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

      As of March 31, 2004, there were 2,532,767 shares of our common stock outstanding held of record by 63 stockholders, giving effect to the one-for-three reverse stock split to be effectuated prior to the offering but without giving effect to the conversion of our convertible preferred stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any voting rights of holders of preferred stock to elect directors. Holders of common stock, together with the holders of the non-voting common stock, are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of MarketAxess, the holders of our common stock, with the shares of the common stock and the non-voting common stock being considered as a single class for this purpose, will be entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Non-Voting Common Stock

      The non-voting common stock will have the same rights and privileges as, and will rank equally and share proportionately with, and be identical in all respects as to all matters to, the common stock, except that the non-voting common stock will have no voting rights other than those voting rights required by law. Upon the closing of this offering, all of the outstanding shares of non-voting common stock will be beneficially owned by affiliates of broker-dealers participating on our electronic trading platform. A holder of shares of non-voting common stock may only convert shares of non-voting common stock into shares of common stock to the extent that, but only to the extent that, immediately following such conversion, the total number of shares of common stock then beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Sections 13(d) and 16 of the Exchange Act, does not exceed 9.99%. The non-voting common stock has standard anti-dilution provisions.

Preferred Stock

      Upon the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. For more information, see “— Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Options

      We have an aggregate of 6,870,969 shares of our common stock reserved for issuance, upon exercise of stock options, under our 2000 Stock Incentive Plan, 2001 Stock Incentive Plan and 2004 Stock Incentive Plan. We also have 888,889 shares of common stock reserved for issuance upon exercise of a stock option granted to Mr. McVey, as part of his compensation package. As of March 31, 2004, there were outstanding options, including the option granted to Mr. McVey, to purchase a total of 4,915,179 shares of common stock, of which options to purchase approximately 2,507,490 shares of common stock will be exercisable upon the closing of this offering. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements. For more information, see “Shares Eligible for Future Sale.”

Warrants

      We have an aggregate of 5,000,002 shares of our common stock reserved for issuance upon exercise of a warrant held by six of the broker-dealers participating on our electronic trading platform. This warrant is exercisable for a purchase price of $0.003 per share or on a net exercise (or cashless) basis and expires on November 30, 2008. The warrant has standard anti-dilution provisions.

      We have an additional 7,967 shares of our common stock reserved for issuance upon exercise of certain other warrants with a weighted average exercise price of $130.65 per share.

Registration Rights

      The holders of 16,055,419 shares of common stock, 4,335,175 shares of non-voting common stock and 5,000,002 shares of common stock issuable upon exercise of warrants with an exercise price of $0.003 per share are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our sixth amended and restated registration rights agreement and include the following:

•	an unlimited number of piggyback registration rights that require us to register sales of a holder’s shares under the Securities Act when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to subject to various limitations including the discretion of the lead underwriter of the offering to decrease the amount that holders may register;

•	two demand registration rights, which may be exercised no sooner than 180 days after this offering by the holders of 40% of the then outstanding securities with registration rights under the registration rights agreement, requiring us to register such holder’s shares under the Securities Act; and

•	an aggregate of three registrations on Form S-3 or equivalent short-form registration statement in any year, which any holder may exercise following the time we first qualify or the use of this form of registration with the SEC, requiring us to register such holder’s shares under the Securities Act.

      Registration of any shares of common stock would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of such registration. Our board of directors may defer the filing of a registration statement once in any 12-month period for up to 90 days, if the board determines in good faith that such filing would be seriously detrimental to MarketAxess and our shareholders because of a pending material transaction.

      Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except for underwriters’ discounts and commissions.

Limitations on Liability and Indemnification of Officers and Directors

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

      As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

      We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

      We intend to enter into separate indemnification agreements with each of our directors that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified directors.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

      In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

      Board of Directors Vacancies. Our amended and restated certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by this removal with its own nominees.

      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, however, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be so delivered not more than 90 days prior to the annual meeting of stockholders nor later than the later of:

•	60 days prior to the annual meeting of stockholders; and

•	the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

      Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of MarketAxess by means of a proxy contest, tender offer, merger or otherwise.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Nasdaq Stock Market Quotation

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MKTX.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since very few shares will be available for sale in the public markets shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon the closing of this offering, we will have outstanding an aggregate of 20,083,916 shares of our common stock, assuming no conversion of outstanding shares of non-voting common stock and no exercise of outstanding warrants and options. Our existing stockholders may sell these shares only pursuant to (i) registration under the Securities Act, (ii) compliance with the provisions of Rule 144 or another available exemption to the registration requirements of the Securities Act, and (iii) the expiration or waiver of contractual lock-ups to which most existing stockholders are a party. Of these shares, all shares sold in this offering will be registered under the Securities Act and freely tradeable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 11,083,416 shares of common stock held by existing stockholders are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act, which rules are summarized below. The following table illustrates the shares eligible for sale in the public market:

Number
of Shares	Date

9,037,270	After the date of this prospectus, freely tradeable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up.
11,046,146	180 days from the date of this prospectus, the lock-up is released and these shares are saleable under a registration statement on Form S-8, Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k).
0	After 180 days from the date of this prospectus, restricted securities that are held for less than one year are not yet saleable under Rule 144.

Lock-up Agreements

      All of our directors and executive officers, and certain of our stockholders, have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers can be made sooner with the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., in the case of certain transfers to affiliates or if made as a bona fide gift, provided that any transferee or donee agrees to be bound by the 180-day transfer restriction.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 200,834 shares immediately after this offering, and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(a)(1), an affiliate is a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with us. Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, “144(k)” shares may be sold immediately upon the closing of this offering.

Registration Rights

      After this offering, the holders of 10,055,419 shares of our common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act, less the number of shares, if any, sold pursuant to the underwriters’ over-allotment option. An additional 4,335,175 shares issuable upon conversion of shares of non-voting stock and 5,000,0002 shares issuable upon exercise of warrants are also entitled to these registration rights. For more information, see “Description of Capital Stock — Registration Rights.” After such registration, these shares of our common stock become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

Stock Plans

      As soon as practicable after this offering, we intend to file a registration statement under the Securities Act covering 7,482,274 shares of common stock reserved for issuance under our Amended and Restated 2000 Stock Incentive Plan, our Amended and Restated 2001 Stock Incentive Plan and our 2004 Stock Incentive Plan. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.

      As of May 14, 2004, options to purchase 5,039,014 shares of our common stock were issued and outstanding, of which 2,611,707 are exercisable within 60 days of May 14, 2004. Upon exercise, the shares underlying these options will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

      As of May 14, 2004, warrants to purchase 5,007,969 shares of our common stock were issued and outstanding, all of which are exercisable within 60 days of May 14, 2004. Upon exercise, the shares underlying these warrants will be eligible for sale in the public market from time to time, subject to Rule 144 volume limitations applicable to our affiliates and the expiration of lock-up agreements.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS TO NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by “non-U.S. holders” who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of our common stock.

      As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is a non-U.S. person. A non-U.S. person means a person that is for U.S. federal income tax purposes:

      (i) A non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

      (ii) A foreign corporation; or

      (iii) A foreign estate or trust.

      Prospective purchasers are urged to consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Dividends

      As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event we do pay dividends, we or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent an Internal Revenue Service (IRS) Form W-8BEN (certifying its entitlement to benefits under a treaty), or (ii) the non-U.S. holder provides to us or such agent an IRS Form W-8ECI (certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). In addition, where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax, but fails to provide the necessary Form W-8, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently or are likely to be) and such non-U.S. holder held more than 5 percent of our stock at some time during this period. If the first exception applies, the non-U.S.

holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Federal Estate Tax

      Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

      Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

      Information reporting and backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) will apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding tax as well. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as joint book-running managers, are acting as representatives, the following respective number of shares of our common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
UBS Securities LLC
Thomas Weisel Partners LLC

Total	9,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

      Certain of our selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other brokers or dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker-dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-	Over-	Over-	Over-
	allotment	allotment	allotment	allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

      The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., except (1) issuances of common stock pursuant to the conversion of convertible securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (2) grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus and (3) issuances of common stock pursuant to the exercise of such options.

      Our officers and directors, certain of our current and former employees and the selling stockholders have agreed that they will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, without, in each case, the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. The restrictions described in this paragraph do not apply to purchases of our common stock in the open market or transfers to a family member or trust, provided the transferee agrees to be bound in writing by these restrictions prior to the transfer and the transfer does not involve a disposition for value.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “MKTX.”

      All of the underwriters other than Thomas Weisel Partners LLC are affiliates of some of our broker-dealer clients and most of the underwriters are affiliates of some of our institutional investor clients. In addition, affiliates of all of the underwriters are some of our stockholders who, upon the closing of this offering, will beneficially own, in the aggregate, approximately           % of our outstanding common stock and approximately           % of our non-voting common stock. These stockholders are selling shares of our common stock in this offering. In addition, four members of our board of directors are employed by the underwriters or affiliates of the underwriters. Furthermore, from time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

      Certain underwriters are deemed to have a conflict of interest with us under Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. This offering therefore is being conducted in accordance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Thomas Weisel Partners LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Thomas Weisel Partners LLC.

      There has been no public market for our common stock prior to this offering. We and the underwriters, including the “qualified independent underwriter,” will negotiate the initial public offering price. Factors that will be considered include:

•	prevailing market conditions;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

      We and the underwriters, including the “qualified independent underwriter,” will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option so that there is a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares of our common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      The financial statements for MarketAxess Holdings Inc. as of December 31, 2002 and December 31, 2003 and for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 have been included in this prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules thereto) under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, please refer to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. To have a complete understanding of any such document, you should read the entire document filed as an exhibit.

      You may read and copy all or any portion of the registration statement or any other document we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission’s website at http://www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited consolidated financial information.

INDEX TO MARKETAXESS HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:
Report of Independent Auditors	F-2
Consolidated Statements of Financial Condition — as of December 31, 2002 and 2003	F-3
Consolidated Statements of Operations — for the years ended December 31, 2001, 2002 and 2003	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income — for the years ended December 31, 2001, 2002 and 2003	F-5
Consolidated Statements of Cash Flows — for the years ended December 31, 2001, 2002 and 2003	F-6
Notes to Consolidated Financial Statements — as of December 31, 2002 and December 31, 2003 and for the years ended December 31, 2001, 2002 and 2003	F-7
Unaudited Consolidated Financial Statements:
Unaudited Consolidated Statements of Financial Condition — as of March 31, 2004	F-29
Unaudited Consolidated Statements of Operations — for the three months ended March 31, 2003 and 2004	F-30
Unaudited Consolidated Statements of Changes in Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income — for the three months ended March 31, 2003 and 2004	F-31
Unaudited Consolidated Statements of Cash Flows — for the three months ended March 31, 2003 and 2004	F-32
Notes to Unaudited Consolidated Financial Statements — as of March 31, 2004, and for the three months ended March 31, 2003 and 2004	F-33

Report of Independent Auditors

To the Board of Directors and Stockholders of

MarketAxess Holdings Inc.:

      The reverse stock split referred to in Note 22 of the “Notes to the Consolidated Financial Statements of MarketAxess Holdings Inc.” has not been consummated at March 31, 2004. When it has been consummated, we will be in a position to render the following report:

      In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in redeemable convertible preferred stock, stockholders’ deficit and accumulated other comprehensive income and cash flows present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2002 and December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

New York, NY

March 31, 2004

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31,

	2002	2003

ASSETS
Cash and cash equivalents	$12,217,005	$20,590,661
Short-term investments, at market value	11,588,595	15,590,518
Securities provided as collateral	3,055,146	3,199,502
Accounts receivable, including receivables from related parties totalling $2,237,637 and $5,406,765 as of December 31, 2002 and 2003, respectively	3,089,383	9,062,768
Furniture, equipment and leasehold improvements — net of accumulated depreciation and amortization	3,527,212	3,038,332
Software development costs, net of amortization	3,590,676	4,113,357
Prepaid expenses	1,453,874	920,317
Deposits with clearing brokers and rental deposits	592,463	344,739
Goodwill and other intangible assets	322,390	322,390

Total assets	$39,436,744	$57,182,584

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Liabilities
Accrued employee compensation	$6,141,712	$9,345,997
Deferred license revenue	104,867	3,670,798
Accounts payable, accrued expenses, and other liabilities, including payables to a related party of $266,027 and $388,971 as of December 31, 2002 and 2003, respectively	5,017,718	4,772,224

Total liabilities	11,264,297	17,789,019

Redeemable convertible preferred stock — 5,436,789 shares authorized, issued and outstanding in 2002 and 2003
Redeemable convertible preferred stock — Series A, $0.01 par value, 8%, 1,822,785 shares authorized, issued and outstanding in 2002 and 2003	24,000,063	24,000,063
Redeemable convertible preferred stock — Series C, $0.01 par value, 8%, 607,595 shares authorized, issued and outstanding in 2002 and 2003	10,500,000	10,500,000
Redeemable convertible preferred stock — Series D, $0.01 par value, 8%, 200,000 shares authorized, issued and outstanding in 2002 and 2003	5,000,000	5,000,000
Redeemable convertible preferred stock — Series E, $0.01 par value, 8%, 1,215,190 shares authorized, issued and outstanding in 2002 and 2003	25,500,000	25,500,000
Redeemable convertible preferred stock — Series F, $0.01 par value, 8%, 1,126,219 shares authorized, issued and outstanding in 2002 and 2003	45,048,760	45,048,760
Redeemable convertible preferred stock — Series G, $0.01 par value, 8%, 100,000 shares authorized, issued and outstanding in 2002 and 2003	3,500,000	3,500,000
Redeemable convertible preferred stock — Series H, $0.01 par value, 8%, 65,000 shares authorized, issued and outstanding in 2002 and 2003	2,925,000	2,925,000
Redeemable convertible preferred stock — Series I, $0.01 par value, 8%, 300,000 shares authorized, issued and outstanding in 2002 and 2003	8,400,000	8,400,000
Accrued dividends on redeemable convertible preferred stock	23,335,227	34,789,848

Total redeemable convertible preferred stock	148,209,050	159,663,671

Stockholders’ deficit
Convertible preferred stock — Series B, $0.01 par value, 8%, 175,443 shares authorized, issued and outstanding in 2002 and 2003	1,754	1,754
Common stock voting, $0.003 par value, 120,000,000 shares authorized, 2,511,844 shares issued and outstanding in 2002 and 2,532,260 shares issued and outstanding in 2003	7,536	7,597
Common stock non voting, $0.003 par value, 405,060 shares authorized, 135,020 shares issued and outstanding in 2002 and 2003	405	405
Warrants, 5,007,969 authorized, 3,466,300 issued and outstanding in 2002 and 4,778,800 shares issued and outstanding in 2003	12,219,229	16,243,638
Additional paid-in capital	4,145,828	4,261,070
Unearned compensation	(74,024)	(12,790)
Receivable for common stock subscribed	(1,042,487)	(1,042,487)
Accumulated deficit	(135,422,209)	(139,745,933)
Accumulated other comprehensive income	127,365	16,640

Total stockholders’ deficit	(120,036,603)	(120,270,106)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$39,436,744	$57,182,584

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2002	2003

Revenues
Commissions
U.S. high-grade including $3,281,588, $10,343,621 and $24,188,347 from related parties for the years ended December 31, 2001, 2002 and 2003, respectively	$3,392,155	$13,389,860	$40,310,236
European high-grade including $46,986, $817,674 and $4,405,058 from related parties for the years ended December 31, 2001, 2002 and 2003, respectively	46,986	975,147	7,125,906
Other including $165,636, $1,129,459 and $4,429,050 from related parties for the years ended December 31, 2001, 2002 and 2003, respectively	833,407	1,190,468	5,364,077

Total commissions	4,272,548	15,555,475	52,800,219
Information and user access fees, including $190,140 from related parties for the year ended December 31, 2003	12,593	286,903	1,144,325
License fees	—	923,530	4,144,791
Interest income, including $1,695,269, $117,839 and $67,857 from related parties for the years ended December 31, 2001, 2002 and 2003, respectively	2,132,327	742,493	371,130
Other	180,869	1,193,141	—

Total revenues	6,598,337	18,701,542	58,460,465

Expenses
Employee compensation and benefits	23,533,615	23,097,294	25,317,427
Depreciation and amortization	5,126,809	6,657,898	4,687,589
Technology and communications	5,239,825	3,943,307	4,755,423
Professional and consulting fees, including $3,448,882, $1,449,837 and $378,180 from related parties for the years ended December 31, 2001, 2002 and 2003, respectively	12,903,276	4,698,583	4,180,421
Warrant-related expense	5,873,771	6,330,458	4,024,409
Marketing and advertising	1,779,985	2,588,216	2,291,609
Moneyline revenue share	407,863	707,547	1,806,005
Restructuring charges	8,243,561	(674,415)	—
General and administrative	6,152,902	3,941,186	4,077,185

Total expenses	69,261,607	51,290,074	51,140,068

(Loss) income before income taxes	(62,663,270)	(32,588,532)	7,320,397

Provision for income tax	—	—	189,500

Net (loss) income	$(62,663,270)	$(32,588,532)	$7,130,897

Per common share data:
Net (loss) per common share — basic and diluted	$(23.29)	$(13.33)	$(1.31)
Weighted average shares used to compute net loss — basic and diluted	3,097,994	3,290,326	3,295,423

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK,

STOCKHOLDERS’ DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

			Total
	Redeemable		Redeemable			Common
	Convertible		Convertible	Convertible	Common	Stock
	Preferred	Accrued	Preferred	Preferred	Stock	Non
	Stock	Dividends	Stock	Stock	Voting	Voting	Warrants

Balance at December 31, 2000	$65,000,063	$2,555,203	$67,555,266	$877	$5,720	$405	$15,000
Issuance of Series F redeemable convertible preferred stock	45,048,760	—	45,048,760	—	—	—	—
Issuance of Series G redeemable convertible preferred stock	3,500,000	—	3,500,000	—	—	—	—
Issuance of Series H redeemable convertible preferred stock	2,925,000	—	2,925,000	—	—	—	—
Issuance of common stock voting	—	—	—	—	1,263	—	—
Accrued dividends on redeemable convertible preferred stock	—	9,498,466	9,498,466	—	—	—	—
Vesting of Series B convertible preferred stock	—	—	—	877	—	—	—
Issuance of common stock subscribed	—	—	—	—	868	—	—
Cancellation of employee stock	—	—	—	—	(174)	—	—
Additional paid-in capital, warrants	—	—	—	—	—	—	5,873,771
Earned compensation	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 2001	$116,473,823	$12,053,669	$128,527,492	$1,754	$7,677	$405	$5,888,771
Issuance of Series I redeemable convertible preferred stock	8,400,000	—	8,400,000	—	—	—	—
Redemption of employee stock	—	—	—	—	(141)	—	—
Accrued dividends on redeemable convertible preferred stock	—	11,281,558	11,281,558	—	—	—	—
Additional paid-in capital, warrants	—	—	—	—	—	—	6,330,458
Earned compensation	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Balance at December 31, 2002	$124,873,823	$23,335,227	$148,209,050	$1,754	$7,536	$405	$12,219,229
Issuance of common stock voting	—				65
Redemption of employee stock	—	—	—	—	(4)	—	—
Accrued dividends on redeemable convertible preferred stock	—	11,454,621	11,454,621	—		—	—
Additional paid-in capital, warrants	—	—	—	—	—	—	4,024,409
Issuance of stock options to directors	—	—
Earned compensation	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—

Balance at December 31, 2003	$124,873,823	$34,789,848	$159,663,671	$1,754	$7,597	$405	$16,243,638

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Receivable		Accumulated
	Additional		for Common		Other	Total
	Paid-In	Unearned	Stock	Accumulated	Comprehensive	Stockholders’
	Capital	Compensation	Subscribed	Deficit	Income	Deficit

Balance at December 31, 2000	$841,823	$(80,854)	$—	$(19,390,383)	$8,273	$(18,599,139)
Issuance of Series F redeemable convertible preferred stock	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock	—	—	—	—	—	—
Issuance of Series H redeemable convertible preferred stock	—	—	—	—	—	—
Issuance of common stock voting	1,513,263	(230,208)	—	—	—	1,284,318
Accrued dividends on redeemable convertible preferred stock	—	—	—	(9,498,466)	—	(9,498,466)
Vesting of Series B convertible preferred stock	749,123	—	—	—	—	750,000
Issuance of common stock subscribed	1,041,619	—	(1,042,487)	—	—	—
Cancellation of employee stock	—	—	—	—	—	(174)
Additional paid-in capital, warrants	—	—	—	—	—	5,873,771
Earned compensation	—	65,763	—	—	—	65,763
Other comprehensive income	—	—	—	—	46,340	46,340
Net loss	—	—	—	(62,663,270)	—	(62,663,270)

Balance at December 31, 2001	$4,145,828	$(245,299)	$(1,042,487)	$(91,552,119)	$54,613	$(82,740,857)
Issuance of Series I redeemable convertible preferred stock	—	—	—	—	—	—
Redemption of employee stock	—	—	—	—	—	(141)
Accrued dividends on redeemable convertible preferred stock	—	—	—	(11,281,558)	—	(11,281,558)
Additional paid-in capital, warrants	—	—	—	—	—	6,330,458
Earned compensation	—	171,275	—	—	—	171,275
Other comprehensive income	—	—	—	—	72,752	72,752
Net loss	—	—	—	(32,588,532)	—	(32,588,532)

Balance at December 31, 2002	$4,145,828	$(74,024)	$(1,042,487)	$(135,422,209)	$127,365	$(120,036,603)
Issuance of common stock voting	80,384					80,449
Redemption of employee stock	—	—	—	—	—	(4)
Accrued dividends on redeemable convertible preferred stock	—	—	—	(11,454,621)	—	(11,454,621)
Additional paid-in capital, warrants	—	—	—	—	—	4,024,409
Issuance of stock options to directors	34,858					34,858
Earned compensation	—	61,234	—	—	—	61,234
Other comprehensive loss	—	—	—	—	(110,725)	(110,725)
Net income	—	—	—	7,130,897	—	7,130,897

Balance at December 31, 2003	$4,261,070	$(12,790)	$(1,042,487)	$(139,745,933)	$16,640	$(120,270,106)

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2002	2003

Cash flows from operating activities
Net (loss) income	$(62,663,270)	$(32,588,532)	$7,130,897
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	5,126,809	6,657,898	4,687,589
Warrant-related expense	5,873,771	6,330,458	4,024,409
Amortization of earned compensation	65,763	171,275	61,234
Value impairment of furniture, equipment and leasehold improvements	2,569,682	804	—
Issuance of stock options to directors	—	—	34,858
Value impairment of software development costs	2,618,500	—	—
Other comprehensive income (loss)	46,340	72,752	(110,725)
Changes in operating assets and liabilities:
(Increase) in accounts receivable, including increases of $1,013,754, $1,205,632 and $3,069,398 from related parties for the years ended December 31, 2001, 2002 and 2003, respectively	(914,512)	(1,905,437)	(5,973,385)
(Increase) decrease in deposits with clearing brokers and rental deposits	(42,003)	2,589,181	247,724
Decrease (increase) in prepaid expenses	248,367	(312,777)	533,557
Decrease in goodwill and other intangible assets	537,360	347,208	—
Increase in accrued employee compensation	2,280,057	1,076,856	3,204,285
Increase (decrease) in deferred license revenue	472,222	(367,357)	3,565,931
(Decrease) increase in accounts payable, accrued expenses and other liabilities, including increases of $39,900, $226,127 and 122,944 to related parties for the years ended December 31, 2001, 2002 and 2003, respectively	(5,554,165)	299,835	(245,494)

Net cash (used in) provided by operating activities	(49,335,079)	(17,627,836)	17,160,880

Cash flows from investing activities
Purchase of short-term investments	(26,216,698)	(43,915,941)	(45,169,644)
Securities provided as collateral	(451,967)	(1,737,179)	(144,356)
Maturity of short-term investments	36,451,637	57,622,044	41,167,721
Purchase of furniture, equipment and leasehold improvements	(3,161,557)	(1,059,092)	(1,391,084)
Capitalization of software development costs	(2,428,744)	(1,369,925)	(3,330,306)

Net cash provided by (used in) investing activities	4,192,671	9,539,907	(8,867,669)

Cash flows from financing activities
Redemption of common stock voting	—	(141)	(4)
Proceeds from the issuance of common stock	—	—	80,449
Issuance of preferred stock	6,425,000	8,400,000	—

Net cash provided by financing activities	6,425,000	8,399,859	80,445

Cash and cash equivalents
Net (decrease) increase for the year	(38,717,408)	311,930	8,373,656
Beginning of year	49,061,373	11,905,075	12,217,005
Cash acquired from Trading Edge, Inc.	1,561,110	—	—

End of year	$11,905,075	$12,217,005	$20,590,661

Supplemental cash flow disclosures:
Non-cash activities, see Note 15

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Principal Business Activity

      MarketAxess Holdings Inc. (the “Company”) was incorporated in Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company’s broker-dealer clients are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, Société Générale, Spear Leeds & Kellogg, UBS and Wachovia.

      The Company’s stockholder broker-dealer clients include ABN Amro (Series D), Banc of America Securities (Series G and I), Bear Stearns (Series A), BNP Paribas (Series H), Credit Suisse First Boston (Series E), Deutsche Bank (Series C), JPMorgan (Series A and Non-Voting Common Stock), Lehman Brothers (Series E) and UBS (Series D). All of these broker-dealer clients constitute related parties of the Company (together, the “Stockholder Broker-Dealer Clients”). In addition, Moneyline Telerate (Moneyline) (Series B) provided certain software development services to the Company and has a revenue-sharing agreement with the Company, and is also considered a related party. (See Note 8).

      On March 23, 2001, the Company acquired Trading Edge, Inc. (“Trading Edge”), a Delaware corporation that operated an anonymous trading platform for U.S. corporate bonds, convertible bonds, municipal bonds, and sovereign and corporate bonds issued in emerging markets (see Note 3).

      Prior to February 2002, the Company was known as Market Axess Inc. In February 2002, Market Axess Inc. contributed its brokerage operations to Trading Edge. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the assets and liabilities of Market Axess Inc. were transferred at their historical values. In connection with the transfer, Market Axess Inc. changed its name to MarketAxess Holdings Inc. and Trading Edge changed its name to MarketAxess Corporation.

      The Company’s U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the U.S. Securities and Exchange Commission (“SEC”) and is a member of the National Association of Securities Dealers, Inc. The Company also has two international subsidiaries: MarketAxess Europe Limited (“MarketAxess Europe”), which is a registered dealer with the Financial Services Authority (“FSA”) in the United Kingdom (“U.K.”), and MarketAxess Leasing Limited (collectively with MarketAxess Europe, the “U.K. Subsidiaries”).

      In May 2003, the Company incorporated a Canadian subsidiary, MarketAxess Canada Limited. This entity has not been funded and is not currently active.

2.     Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries, MarketAxess Corporation, MarketAxess Europe and MarketAxess Leasing Limited. All intercompany transactions and balances have been eliminated.

      Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are included as a cumulative translation adjustment to accumulated other comprehensive income in the Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

      Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less. Cash overdraft balances are included in accounts payable, accrued expenses and other liabilities.

Short-Term Investments

      Short-term investments consist of U.S. government obligations with maturities of greater than three months and less than one year at the time of purchase and are reported at fair value. Short-term investment purchases and sales are recorded on the trade date.

Securities Provided as Collateral

      Securities provided as collateral consist of a U.S. government obligation and certificates of deposit. These securities are used as collateral for standby letters of credit and as collateral for foreign currency forward contracts to hedge the Company’s net investments in the U.K. Subsidiaries.

Depreciation and Amortization

      Fixed assets are carried at cost less accumulated depreciation. The Company uses a three-year straight-line method of depreciation.

      During 2001, the Company changed the estimated useful lives of fixed assets from two years to three years. The change in this accounting estimate was effective January 1, 2001 and such change was not material. In addition, effective with the acquisition of Trading Edge, its depreciation and amortization policies were conformed to those of the Company.

      Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

      In accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. These costs include certain payroll and consulting costs. Once the product is ready for its intended use, such capitalized costs are amortized on a straight-line basis over three years.

      Each of the following are expensed as incurred: research and development costs that are incurred during the preliminary project stage, data conversion costs, training costs, maintenance costs, and general and administrative or overhead costs.

Deposits with Clearing Brokers and Rental Deposits

      The Company maintains deposits with clearing brokers and landlords in the form of U.S. government obligations and cash. Deposits with clearing brokers were $553,767 and $307,400 as of December 31, 2002 and 2003, respectively. Rental deposits held by landlords totaled $38,696 and $37,339 as of December 31, 2002 and 2003, respectively.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrants and Options

      A warrant program was put in place in April 2000, pursuant to which the Company issued a warrant to six of its broker-dealer clients at the time they made an equity investment in the Company. The Company also had a Broker-Dealer Stock Option program during 2001 and 2002. The Company accounts for the warrant and option programs in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Expense is recognized on the measurement date based on the market value of the warrant or option. Market value is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation for Employees

      The Company accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123, “Accounting for Stock Based Compensation.” In accordance with APB No. 25, compensation expense is not recognized for stock awards that have no intrinsic value on the date of grant. Unearned compensation is amortized and charged to income over the vesting period.

Revenue Recognition

      The Company earns commissions from fixed-income trades executed on its platform by broker-dealer clients. Commissions are recorded on a trade date basis pursuant to standard transaction fee plans.

      Commissions are generally calculated as a percentage of notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

      Prior to August 2003, all broker-dealer clients operated under a standard transaction fee plan for the secondary trading of U.S. high-grade corporate bonds. Under the standard transaction fee plan, commissions are calculated as a percentage of notional dollar volume of bonds traded on the Company’s platform, vary based on the type and maturity of the bond, and are generally higher on bonds with longer maturities. Under this plan, there is no fixed monthly fee and no cap on the aggregate amount of commissions payable by a broker-dealer client. In August 2003, the Company offered its broker-dealer clients the opportunity to switch from the standard transaction fee plan to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading. These plans have a two-year term, which commenced on either August 1, 2003 or September 1, 2003. The plans differ in their monthly fees, amount of variable fees per trade, and fee caps:

•	Plan 1: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds, which provides the Company with a recurring revenue stream. In exchange for paying the fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in the standard transaction fee plan. There is no cap on the aggregate commissions payable by the broker-dealer client under this plan.

•	Plan 2: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds that is higher than that in Plan 1. In exchange for paying the higher fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in Plan 1 and the standard transaction fee plan, and the aggregate commissions payable by the broker-dealer client are capped on a monthly and an annual basis.

      Broker-dealer clients who selected either Plan 1 or Plan 2 for U.S. high-grade corporate bond trading have the opportunity to switch to the other transaction fee plan in the second year. Twelve broker-dealer clients are operating under Plan 1, two are operating under Plan 2 and four are operating under the standard transaction fee plan. In accordance with Plan 1 and Plan 2, fixed monthly fees in the amount of $7,000,000

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were earned for the year ended December 31, 2003 and are reported as a component of commission income on the Consolidated Statements of Operations.

      The fee cap of Plan 2 sets an upper limit on the potential revenues for U.S. high-grade corporate bond trading from the Company’s broker-dealer clients that select that transaction fee plan.

      On the Company’s European platform, each product traded carries a broker-dealer transaction fee based on a fee schedule tied to the type and the maturity of the bond traded. This fee schedule applies a tiered fee structure, which reduces the fees per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and does not carry a fixed monthly fee or fee cap.

      Distinct standard fee structures are in effect for transactions in sovereign and corporate bonds issued in emerging markets and new issues traded on the Company’s platform. Broker-dealer clients pay a commission for transactions in sovereign and corporate bonds issued in emerging markets based on the type and the amount of the security traded. Commissions for transactions in more active sectors of the emerging markets are generally lower. Broker-dealer clients pay a commission for new issue transactions that is based on the allocation amount and a percentage of the new issue selling costs paid by the issuer to the Company’s broker-dealer client. The commission is generally lower on larger allocation amounts.

      The Company charges certain of its institutional investor clients an information services fee and a monthly user access fee for the use of its trading platform. The user access fees charged to institutional investor clients are reduced or eliminated if institutional investor clients meet certain minimum quarterly trading volumes.

      The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its trading platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in the Company, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company’s platform. Revenue is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred (50% in the first month, 40% in the second month and 10% in the third month), and the remaining amount is deferred and recognized ratably over the initial term of the agreement, which is generally three years.

      In 2003, the Company entered into an agreement with a broker-dealer client that included an upfront fee, of which $500,000 would be refunded to the broker-dealer client contingent on its aggregate commissions for the six-month period commencing July 1, 2003 placing it among the Company’s top five broker-dealer clients in terms of commissions for that period. During the defined six-month period, the broker-dealer client did not meet the refund criteria and, accordingly, the Company recorded the upfront fee as license fee revenue at the end of the six-month period. This is the only such refundable agreement entered into by the Company.

Income Taxes

      Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Use of Estimates and Presentation

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain prior period amounts have been reclassified to conform to the current period’s presentation. None of these reclassifications have affected prior period losses or income or stockholders’ deficit.

Goodwill and Other Intangible Assets

      SFAS No. 142, “Goodwill and Other Intangible Assets,” addresses how goodwill and other intangible assets should be accounted for subsequent to an acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on January 1, 2002. As of December 31, 2002 and 2003, in the Consolidated Statements of Financial Condition, the balance of goodwill and other intangible assets no longer being amortized is included in Goodwill and other intangible assets.

Foreign Currency Forward Contracts

      The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and enters into foreign currency forward contracts to hedge its net investment in the U.K. Subsidiaries. Accordingly, gains and losses on these transactions are deferred and included in accumulated other comprehensive income.

Earnings Per Share

      Basic earnings per share (“EPS”) is calculated by dividing the net loss available to common stockholders, which includes the effect of dividends accrued on the redeemable convertible preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the redeemable convertible preferred shares and the common stock deliverable pursuant to in-the-money stock options and warrants.

Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees, of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. Adoption of the recognition and measurement provisions did not have a material effect on the Company’s Consolidated Financial Statements. See Note 11 for further information regarding the Company’s commitments, contingencies and guarantees.

      On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 permits three alternative methods of transition for a voluntary change to the fair value based method of accounting for employee based stock compensation. SFAS No. 148 continues to permit prospective application for companies that adopt it prior to the beginning of fiscal year 2004. SFAS No. 148 also allows for a modified prospective application, which requires the fair value of all unvested awards to be amortized over the remaining service period, as well as restatement of prior year’s expense. The transition guidance and annual disclosure provisions of SFAS No. 148

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. By not adopting this standard, there was no material effect on the Company’s Consolidated Financial Statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and imposes additional disclosure requirements. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), because that financial instrument embodies an obligation of the issuer. Initially, SFAS No. 150 was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective beginning July 1, 2003. In November 2003, the FASB deferred the effective date of the statement with respect to mandatorily redeemable financial instruments of certain nonpublic entities and for certain mandatorily redeemable noncontrolling interests. The implementation of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.

3.     Acquisition of Trading Edge

      On March 23, 2001, the Company acquired Trading Edge, the operator of an anonymous trading platform for U.S. corporate bonds, convertible bonds, municipal bonds, and sovereign and corporate bonds issued in emerging markets. The all-stock transaction was accounted for in accordance with the purchase method of accounting, with consideration for the purchase represented by shares issued by the Company. The Company issued 1,126,219 redeemable convertible Series F preferred shares and 360,226 shares of common stock, and assumed warrants to purchase 7,967 shares of its common stock. The total value of the acquisition of Trading Edge was $46,332,926. The excess of the purchase price over the fair value of Trading Edge’s net assets at the date of acquisition was $4,224,134 and was allocated to software in the amount of $2,700,000, which is included within software development costs, net of amortization on the Consolidated Statements of Financial Condition, other identifiable intangible assets assigned to the acquired work force in the amount of $600,000, which is included in goodwill and other intangible assets on the Consolidated Statements of Financial Condition and goodwill in the amount of $924,134, which is also included in goodwill and other intangible assets. From the period of acquisition until the adoption of SFAS No. 142, the intangible assets and goodwill were being amortized over three years.

      In May 2001, management decided to halt development efforts for the convertible bond trading platform, while continuing to operate that platform with its existing functionality, resulting in the write-off of $786,833 of capitalized software development costs. In October 2001, the board decided to terminate the municipal bond trading platform and, as a result, reduced the amount of the excess purchase price allocated to software by $1,156,000 and the amount allocated to intangible assets by $535,995 (see Note 13). The decisions with respect to both the convertible bond and municipal bond trading platforms were not contemplated at the time of the Trading Edge acquisition and resulted from lower than anticipated trading volumes on these platforms.

      The results of operations of Trading Edge from the date of acquisition through December 31, 2001 are included in the Consolidated Statements of Operations.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the consolidated results of operations of the Company as reported and on a pro forma basis (unaudited) as if the Trading Edge acquisition occurred at the beginning of the year presented:

	Year Ended December 31, 2001

	(as reported)	(pro forma)

Total revenues	$6,598	$7,374
Total expenses	69,262	79,986
Net loss	(62,663)	(72,612)
Net loss per common share	$(23.29)	$(23.51)

4.     Net Capital Requirements

      The Company’s U.S. subsidiary, MarketAxess Corporation (known prior to February 2002 as Trading Edge), maintains a registration as a U.S. securities broker-dealer. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. A summary of MarketAxess Corporation’s capital requirements is as follows:

	As of December 31,

	2002	2003

	(in thousands)
Net capital	$8,003	$15,100
Required net capital	402	662

Excess amount over required net capital	$7,601	$14,438

Ratio of aggregate indebtedness to net capital	0.75 to 1	0.66 to 1

      MarketAxess Corporation is exempt from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

      MarketAxess Europe is subject to certain financial resource requirements of the FSA. A summary of these financial resources requirements is as follows:

	As of December 31,

	2002	2003

	(in thousands)
Financial resources	$3,345	$3,368
Resource requirement	702	901

Excess financial resources	$2,643	$2,467

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Furniture, Equipment and Leasehold Improvements

      Furniture, equipment and leasehold improvements, net, are comprised of the following:

	As of December 31,

	2002	2003

	(in thousands)
Computer and related equipment	$6,505	$7,720
Office hardware	2,840	2,895
Furniture and fixtures	1,072	1,169
Accumulated depreciation	(8,446)	(10,131)

Total furniture and equipment, net	1,971	1,653

Leasehold improvements	2,133	2,157
Accumulated amortization	(577)	(772)

Total leasehold improvements, net	1,556	1,385

Total furniture, equipment and leasehold improvements, net	$3,527	$3,038

6.	Software Development Costs

      Software development costs, net, are comprised of the following:

	As of December 31,

	2001	2002	2003

	(in thousands)
Balance at beginning of year	$8,605	$8,416	$9,786
Capitalized software costs	2,429	1,370	3,330
Impairment	(2,619)	—	—
Accumulated amortization	(3,136)	(6,195)	(9,002)

Balance at end of year	$5,279	$3,591	$4,113

      Each of the following are expensed as incurred: research and development costs that are incurred during the preliminary project stage, data conversion costs, training costs, maintenance costs, and general and administrative or overhead costs. Routine maintenance, overhead and other non-capitalized software costs for the years ended December 31, 2001, 2002 and 2003 are included in employee compensation and benefits, technology and communications, and professional and consulting fees, respectively, on the Consolidated Statements of Operations.

7.	Income Taxes

      The Company prepares a consolidated tax return with its U.S. subsidiary, MarketAxess Corporation. There were no provisions for taxes in 2002 as the Company was operating at a loss. The Company’s provision for income tax, included in the Consolidated Statements of Operations as determined in accordance with SFAS No. 109 is as follows:

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended
	December 31, 2003

	Current	Deferred	Total

	(in thousands)
Federal	$190	$—	$190
State and local	—	—	—
Foreign	—	—	—

Provision for income tax	$190	$—	$190

      The difference between the Company’s reported income tax provision and the amount computed by multiplying pre-tax income by federal statutory rates is as follows:

Year Ended
December 31,
2003

(in thousands)
Federal tax at statutory rate	$3,707
Permanent differences	141
State and local taxes — net of federal benefit	1,177
Alternative minimum tax at federal statutory rate	190
Utilization of net operating loss carryforwards	(5,025)

Provision for federal income tax	$190

      Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

      The following is a summary of the Company’s gross deferred tax asset, reduced to a net deferred tax asset of zero by a valuation allowance:

	As of December 31,

	2002	2003

	(in thousands)
Deferred tax asset — U.S.	$60,559	$55,165
Deferred tax asset — U.K.	4,728	5,021

Gross deferred tax asset	65,287	60,186
Less: valuation allowance	(65,287)	(60,186)

Net deferred tax asset	$—	$—

      A valuation allowance is recorded when it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. The Company has recorded a valuation allowance against the deferred tax assets arising from net operating loss carryforwards and temporary differences relating to deductibility of certain expenses for book and tax purposes. The net operating losses carryforwards are subject to significant limitations and utilizations pursuant to the Internal Revenue Code that are explained below.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s U.S. net operating loss carryforward at December 31, 2002 will begin to expire in 2018. The Company’s U.K. net operating loss carryforward does not expire. The following is a summary of the Company’s net operating loss carryforwards:

	As of December 31,
			Expires Beginning
	2002	2003	December 31,

	(in thousands)
Net operating loss carryforward — U.S.	$111,473	$100,570	2018
Net operating loss carryforward — U.K.	14,066	16,738

Total net operating loss carryforward	$125,539	$117,308

      In 2000 and in 2001, the Company and MarketAxess Corporation, respectively, had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, the utilization of $40,562,751 of the Company’s net operating loss carryforwards existing at the date of the ownership change is subject to significant limitations. In addition, the Company’s net operating loss carryforwards may be subject to further annual limitations as a result of ownership changes upon the completion of the Company’s initial public offering.

      The Company has net operating loss carryforwards of $19,440,637 that relate to a “single return loss year,” within the meaning of the Internal Revenue Code, relating to MarketAxess Corporation that are subject to annual utilization limits.

8.	Related Parties

      The following Stockholder Broker-Dealer clients are related parties: ABN Amro (Series D), Banc of America Securities (Series G and I), Bear Stearns (Series A), BNP Paribas (Series H), Credit Suisse First Boston (Series E), Deutsche Bank (Series C), JPMorgan (Series A and non-voting common stock), Lehman Brothers (Series E) and UBS (Series D). In addition, Moneyline (Series B), which provided certain software development services to the Company and has a revenue-sharing agreement with the Company, is also considered a related party.

      As of and for the year then ended, the Company had the following balances and transactions with the Stockholder Broker-Dealer Clients or their affiliates:

	As of December 31,

	2002	2003

	(in thousands)
Cash and cash equivalents	$7,119	$14,164
Accounts receivable	2,174	5,204

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Commissions	$3,494	$12,291	$33,023
Information and user access fees	—	—	190
Interest income	1,668	70	28
Professional and consulting fees	2,020	—	—

      In addition, short-term investments and securities provided as collateral consist of $14,243,741 and $18,390,020, of U.S. government obligations on deposit with a related party in its role as a custodian for the years ended December 31, 2002 and 2003, respectively.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has obtained two letters of credit from a related party for $1,400,000 and $984,469 as of December 31, 2003 in relation to the lease of office space for its subsidiaries, which expire on November 13, 2005 and February 28, 2010, respectively.

      As described above, the Company has an agreement with Moneyline to assist in developing the Company’s U.S. high-grade corporate bond and European trading platforms. In consideration for Moneyline’s contribution of its licensed technology, the Company issued to Moneyline on April 19, 2000 175,443 shares of Series B convertible preferred stock with a fair value of $1,500,000. In the event that Moneyline materially breaches the agreement, the Company has the right at any time thereafter, at its option, to purchase the stock then held by Moneyline at a price of $1.00 per share. The agreement does not have a termination date but may be terminated under certain conditions. Amounts capitalized under the agreement, which are based on the fair value of the shares issued, are amortized over the useful life of the developed software, which is three years.

      In consideration of Moneyline’s provision of services under the agreement, the Company paid Moneyline a variable monthly fee. In addition, Moneyline is entitled to share in a portion of the Company’s quarterly net revenues, as defined in the agreement, resulting from trading on the Company’s U.S. high-grade corporate and European platforms. Moneyline’s share of the revenues of the Company ranges from one to six percent, depending on the amount of the quarterly net revenues earned by the Company.

      As of and for the year then ended, the Company had the following balances and transactions with Moneyline:

	As of December 31,

	2002	2003

	(in thousands)
Software development costs, net of amortization	$1,118	$1,339
Accounts payable, accrued expenses and other liabilities	266	389

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Professional and consulting fees	$1,429	$1,450	$378
Moneyline revenue share	408	708	1,806

      As of December 31, 2003 and 2002, the Company had loans outstanding to certain employees of $202,840 and $186,336, respectively. These loans are recorded in Accounts receivable on the Consolidated Statements of Financial Condition for the respective years.

9.	Preferred Stock

Redeemable Convertible Preferred Stock

      Series A — On April 19, 2000, the Company issued 1,822,785 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at $13.17 per share for total consideration of $24,000,063.

      Series C — On June 20, 2000, the Company issued 607,595 shares of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) at $17.28 per share for total consideration of $10,500,000.

      Series D — On August 22, 2000 and August 30, 2000, the Company issued 100,000 and 100,000 shares, respectively, of Series D redeemable convertible preferred stock (“Series D Preferred Stock”) at $25.00 per share for total consideration of $5,000,000.

      Series E — On September 11, 2000 and September 13, 2000, the Company issued 607,595 and 607,595 shares, respectively, of Series E redeemable convertible preferred stock (“Series E Preferred Stock”) at $20.98 per share for total consideration of $25,500,000.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Series F — On March 23, 2001, the Company issued 1,126,219 shares of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) at $40.00 per share for total consideration of $45,048,760. As defined in the Sixth Amended and Restated Certificate of Incorporation, the Series F Preferred Stock has a liquidation preference price of $56.26. The Series F Preferred Stock was issued in connection with the acquisition of Trading Edge.

      Series G — On February 7, 2001, the Company issued 100,000 shares of Series G redeemable convertible preferred stock (“Series G Preferred Stock”) at $35.00 per share for total consideration of $3,500,000.

      Series H — On July 2, 2001, the Company issued 65,000 shares of Series H redeemable convertible preferred stock (“Series H Preferred Stock”) at $45.00 per share for total consideration of $2,925,000. The owner of Series H Preferred Stock may receive up to an additional 43,333 shares of common stock of the Company upon conversion based on the future commissions generated by the owner of Series H Preferred Stock as defined in the Series H stockholder agreement.

      Series I — On April 4, 2002, the Company issued 300,000 shares of Series I redeemable convertible preferred stock (“Series I Preferred Stock”) at $28.00 per share for total consideration of $8,400,000.

      Together, the Series A, C, D, E, F, G, H and I preferred stock are classified as the Senior Preferred Shares. The Senior Preferred Shares are convertible into common stock at the option of the holder on a 3.33-for-one basis except for Series H, which may have a higher conversion rate as discussed above. The Senior Preferred Shares automatically convert into shares of common stock upon the consummation of the sale of shares of common stock in an initial public offering that results in an aggregate offering price of not less than $35,000,000 and a per share offering price of not less than $15.00 (as adjusted for any stock split, dividend, combination or similar event); or, if less than 2,718,395 Senior Preferred Shares remain outstanding. The Senior Preferred Shares have voting rights equivalent to one vote for each share of common stock into which the Senior Preferred Shares could be converted.

      Dividends accrue on the Senior Preferred Shares at the rate of 8% per annum and are payable only upon the liquidation, dissolution or winding up of the Company or the redemption of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Senior Preferred Shares into common stock. The Company has accrued dividends on the Senior Preferred Shares and has reflected such accrued dividends as an increase to the redemption value of such shares.

      The liquidation preference of the Senior Preferred Shares is equal to the original issue price of the respective class of Senior Preferred Shares plus all cumulative accrued but unpaid dividends.

      The Senior Preferred Shares are redeemable at a redemption price equal to the liquidation preference of the shares. The redemption rights of the Senior Preferred Shares are effective only upon a majority vote of the holders of the Senior Preferred Shares on or after March 31, 2005.

      The combined aggregate amount of redemption requirements, if required, for the Senior Preferred Shares is as follows:

	As of December 31,

Years Ended December 31,	2002	2003

	(in thousands)
2004	$—	$—
2005	$166,518	$177,973

Convertible Preferred Stock

      Shares of Series B Convertible Preferred Stock are convertible into common stock on a 3.33-for-one basis and only in connection with an initial public offering of the Company’s stock. Dividends on the Series B

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Preferred Stock accrue at the rate of 8% per annum and are subordinate to dividend payments on the Senior Preferred Shares. Shares of Series B Convertible Preferred Stock have a liquidation preference equal to the original issue price plus all cumulative accrued but unpaid dividends. The liquidation preference is subordinate to that of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of shares of Series B Convertible Preferred Stock into common stock. As such, the Company has not accrued dividends, as liquidation of the shares of Series B Convertible Preferred Stock is not presently anticipated.

10.	Stockholders’ Deficit

Common Stock

      In 2002 and 2003, the Company had 120,000,000 authorized shares of voting common stock and 405,060 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of common stock at any time after the earlier of an initial public offering of the Company’s stock or the written consent of a majority of the holders of the Senior Preferred Shares.

Restricted Common Stock and Common Stock Subscribed

      In 2002 and 2003, the Company had 1,990,475 shares and 1,937,141 shares, respectively, of voting common stock that have been issued to employees. Included in these amounts, in 2001, the Company awarded 64,001 shares and 289,581 shares to employees at $.003 and $3.60, respectively, per share. The common stock subscribed was issued in 2001 in exchange for three-year promissory notes (64,001 shares) and eleven-year promissory notes (289,581 shares), which bear interest at the applicable federal rate and are collateralized by the subscribed shares. Compensation expense in relation to the excess of the fair value of such awards over the amount paid will be recorded over the vesting period. The awards vest over a period of either one and one-half or three years and are restricted as to transferability based on the vesting schedule set forth in the award agreement. For certain of the awards, the Company has a right of first refusal to purchase all or part of the shares of common stock that are transferable by the holder upon the vesting of the shares. Upon an initial public offering of the Company’s stock, the right of first refusal is terminated and the shares may be subsequently sold.

Warrants

      In April 2000, the board of directors initiated a warrant program that commenced on February 1, 2001. Under this program, the Company has reserved for issuance 5,000,002 shares of common stock. The warrant was issued to the holders of Series A, C, E and I redeemable convertible preferred stock (the “Warrant Holders”). The Warrant Holders are entitled to purchase shares of common stock from the Company at an exercise price of $.003 through and including November 30, 2008.

      The warrant was issued to the Warrant Holders at the time that they made an equity investment in the Company. The warrant program has two distinct pieces, a U.S. and a European portion, under which the aggregate number of shares underlying the warrant to be allocated in each three-month period was fixed. Allocations under this program commenced on May 1, 2001 for the U.S. portion and June 1, 2002, for the European portion and were based on each broker-dealer client’s respective commissions as a percentage of the total commissions from the six participating Warrant Holders, calculated on a quarterly basis.

      Shares allocated under the warrant program were expensed on a monthly basis at fair market value in accordance with SFAS No. 123, “Accounting for Stock Based Compensation.” The Company determined fair market value of the shares issuable upon exercise of the warrant using the Black-Scholes option-pricing model. To assist management in determining fair market value of the shares issuable, independent valuations

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company’s common stock were undertaken as of December 31, 2001, December 31, 2002, September 30, 2003 and December 31, 2003.

      In March 2001, when the Company acquired Trading Edge, the Company assumed outstanding warrant agreements with a broker-dealer client. The broker-dealer client did not meet trading requirements during the measurement periods, which ended on December 31, 2002 and 2003. As a result, no shares were issued pursuant to these warrants.

      In March 2001, in connection with the acquisition of Trading Edge, the Company also assumed warrants issued by Trading Edge which were converted into warrants exercisable to purchase 7,967 shares of the Company’s common stock.

      The Company’s warrant activity is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2001	1,195,467	$0.873
Allocated	2,270,833	$0.003

Outstanding at December 31, 2002	3,466,300	$0.303
Allocated	1,312,500	$0.003

Outstanding at December 31, 2003	4,778,800	$0.222

      The following tables summarize information regarding the warrants:

Year Ended December 31, 2002			Year Ended December 31, 2003

	Shares of Common			Shares of Common
	Stock Issuable Upon	Weighted-Average		Stock Issuable Upon	Weighted-Average
	Exercise of	Remaining		Exercise of	Remaining
Exercise	Outstanding	Contractual Life	Exercise	Outstanding	Contractual Life
Price	Warrants	(in years)	Price	Warrants	(in years)

$130.65	7,967	2.6	$130.65	7,967	1.6
$0.003	3,458,334	5.9	$0.003	4,770,834	4.9

      Warrant-related expense is accrued quarterly based on the pro-rated number of shares to be allocated under the warrant program and the fair market value of the Company’s common stock. For the years ended December 31, 2001, December 31, 2002 and December 31, 2003, the Company accrued for 1,451,395, 2,347,222 and 1,048,612 shares at a weighted average fair market value of $4.05, $2.70 and $3.84, respectively.

Broker-Dealer Stock Options

      During 2001 and 2002, the Company had a broker-dealer option program. The broker-dealer clients that were party to this plan were ABN Amro, Banc of America, Bear Stearns, JPMorgan, Credit Suisse First Boston, Deutsche Bank, Lehman Brothers and UBS. The options were allocated to eight broker-dealer clients on a quarterly basis commencing February 1, 2001 through January 2002 at an exercise price of $12.60 per share. Allocation of the options among the eight broker-dealer clients was based on a pre-determined formula, which measured each broker-dealer’s share of commissions paid to the Company for that three-month period compared to the total commissions paid to the Company by the eight broker-dealer clients for such period. As of December 31, 2002, there were outstanding 198,407 options expiring one year from the issuance date. All options that were allocated in 2001, totaling 287,811, expired during 2002. The options allocated in 2002, totaling 198,407, expired on January 31, 2003. The Company did not record any expense as the fair value of the Company’s common stock was below the stock price on each of the investment dates.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plans

      The Company’s 2000 and 2001 Stock Incentive Plans (the “Plans”) provide for the grant of options or restricted stock as incentives and rewards to encourage employees, officers and directors to participate in the long-term success of the Company. The Plans provide for the granting of up to 5,082,274 shares of the Company’s common stock at the fair value or at a value other than fair value (determined by the board of directors or a committee thereof) on the date the option is granted. The options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire 10 years from the date of grant. For the year ended December 31, 2003, options to purchase 1,443,350 shares of common stock were granted, options to purchase 471,891 shares of common stock were cancelled and 18,334 options to purchase shares of common stock were exercised. All of such options were granted at fair value.

      In February 2003, the board of directors authorized the grant of 1,000,000 options with an exercise price of $2.70 per share to a senior officer. Of this amount, 111,111 options were granted out of the 2001 Stock Incentive Plan. The remaining amount was authorized by the board of directors outside of the Plans. The vesting of this grant is over a 35-month period. All of such options were granted at fair value.

      In November 2003, two directors were granted 8,334 stock options each at an exercise price of $7.92 per share that vested at the time of issuance. The fair value of the two stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor of 45%, risk-free rate of return of 1.9% and expected lives of one month. This calculation resulted in an expense of $34,858 included in the employee compensation and benefits line item in the Consolidated Statements of Operations for the year ended December 31, 2003.

      The Company’s stock option activity for employees, officers and directors is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2001	1,943,472	$3.33
Granted	1,858,108	$2.70
Cancelled	(634,802)	$3.30

Outstanding at December 31, 2002	3,166,778	$2.97

Granted	1,443,350	$2.91
Cancelled	(471,891)	$3.75
Exercised	(18,334)	$3.87

Outstanding at December 31, 2003	4,119,903	$2.88

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information regarding the stock options granted under the Plans outstanding:

As of December 31, 2002				As of December 31, 2003

		Weighted-				Weighted-
		Average				Average
	Number of	Remaining	Number of		Number of	Remaining	Number of
Exercise	Options	Contractual	Options	Exercise	Options	Contractual	Options
Price	Outstanding	Life (in years)	Exercisable	Price	Outstanding	Life (in years)	Exercisable

$2.10	334,182	7.3	247,214	$2.10	318,007	6.5	316,634
$3.60	663,404	8.4	327,267	$3.60	632,192	7.3	556,464
$4.05	461,507	8.6	151,527	$4.05	94,006	7.7	74,037
$2.70	1,707,685	9.6	—	$2.70	3,005,856	8.8	957,798
—	—	—	—	$7.92	69,842	9.9	16,667

      The Company applies APB No. 25 in accounting for the Plans, and has adopted the disclosure-only provisions of SFAS No. 123 with respect to options granted to employees of the Company. Had compensation cost for the Company’s Plans been determined based on the fair value at the grant dates for awards to employees under the Plans, consistent with SFAS No. 123, the Company’s net (loss) income for the year would have been increased or decreased to the pro forma amount as indicated below:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Net (loss) income applicable to common stock:
As reported	$(62,663)	$(32,589)	$7,131
Pro forma	$(63,110)	$(32,867)	$6,779

      For the year ended December 31, 2001, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 34.59% to 48.75%, risk-free interest rate ranging from 6.31% to 3.22%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

      For the year ended December 31, 2002, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 43.85% to 49.41%, risk-free interest rate ranging from 1.95% to 4.21%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

      For the year ended December 31, 2003, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 35.22% to 45.17%, risk-free interest rate ranging from 1.57% to 2.10%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

Senior Management Equity Liquidity Plan

      During 2002, the Company adopted a Senior Management Equity Liquidity Plan providing for the grant to certain of its senior management employees of a put option on common stock of the Company owned by such individuals. The put rights are exercisable at fair market value provided that the Company (a) shall have had at least two consecutive fiscal quarters of operating income, as defined, greater than zero and (b) shall have recorded average quarterly gross revenue, over at least two consecutive fiscal quarters, of at least $20 million.

      In no event will the Company make any payments pursuant to the plan if such payments would: (i) result in the Company having less available cash, as defined, than an amount equal to the Company’s (including its

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiaries’) projected expenses over the subsequent six months or (ii) represent more than 20% of the Company’s available cash, as defined, (a) at such time or (b) as of the end of the preceding calendar quarter. The aggregate number of shares of common stock with respect to which awards may be granted under the plan is capped at 2,000,000 shares of common stock. Generally, no eligible employee, as defined, will be awarded put rights covering more than one-half of the common stock (and options for common stock) held by the employee at the time of the award. At December 31, 2003, the Company had not met the aforementioned criteria, and therefore no awards issued under this plan were exercisable. In the event the Company meets the criteria and the put options are exercisable, the common stock will be reclassified for financial reporting purposes into redeemable common stock. Pursuant to the plan, it will terminate upon the consummation of the Company’s initial public offering.

11.     Commitments, Contingencies and Guarantees

      The Company leases office space under non-cancelable lease agreements expiring at various dates through 2011. Occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such leases, net of sublease income, are as follows:

Year Ended December 31,	Minimum Rentals

(in thousands)
2004	$1,679
2005	1,827
2006	1,367
2007	1,343
2008	1,343
Thereafter through 2011	1,810

      The rental expense for the years ended December 31, 2001, 2002 and 2003 was $2,541,203, $2,036,925 and $1,878,527, respectively and is included in general and administrative expenses.

      Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

      The Company has entered into sublease agreements for four of its properties. The following table summarizes information regarding the sublease provisions:

				Sublease Loss Provision as of:

	Commencement	Termination	Sublease	December 31,	December 31,
Location	Date	Date	Rental	2002	2003

Santa Monica, CA	July 1, 2001	October 31, 2004	$25,930	$57,016	$28,493
New York, NY	February 1, 2002	April 30, 2006	70,598	—	—
	May 1, 2006	April 14, 2011	76,606	1,730,618	1,463,006
London, U.K.	May 9, 2002	March 25, 2010	31,477	N/A	N/A
Washington, DC	March 19, 2003	July 11, 2004	8,925	—	31,002

      The Company’s loss on the subleases in Santa Monica, CA and New York, NY was provided for in 2001 as part of a restructuring charge (see Note 13).

      The Company is contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation and certificates of deposit as collateral for these standby letters of credit and for the Company’s foreign currency forward contracts. This collateral is included with securities provided as collateral on the Consolidated Statements of Financial Condition and has a fair value as of December 31, 2002 and December 31, 2003 of $3,055,146 and $3,199,502, respectively.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain of the Company’s subsidiaries clear their transactions through two clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty’s failure to fulfill its contractual obligations. As the right to charge the Company’s subsidiaries has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to this right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. These clearing broker arrangements were terminated in June 2003 and February 2004 (see Note 21), respectively.

      In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

      The Company has provided a funding guarantee to its U.K. Subsidiaries in the normal course of business to enable them to meet obligations to individual creditors through March 31, 2005 to the extent these subsidiaries cannot meet such obligations themselves. As the maximum obligation under this arrangement is unknown, and as the U.K. Subsidiaries are consolidated into the Company, no separate accrual for such guarantee has been made.

12.     Segment Information

      The Company’s operations as an electronic, multi-dealer to client platform for the trading of fixed income securities constitute a single business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company’s worldwide business activities, the Company believes that results by geographic region are not necessarily meaningful in understanding its business.

13.     Restructuring Charges

      During the second quarter of 2001, following a review of its activities, the Company’s management formally committed to a restructuring plan designed to position the Company for improved profitability and growth, which included the realignment of certain products and other structural changes. As a result, in October 2001, in accordance with Emerging Issues Task Force (“EITF”) No. 94-03, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring),” the Company incurred one-time pre-tax restructuring charges of $8,243,561, which related to the termination of the municipal bond trading platform (including a portion of employee severance costs, write-off of software development costs and excess purchase price allocation, and value

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment of goodwill), losses incurred on facilities that were subleased and other employee redundancies. A summary of the restructuring charges is as follows:

Year Ended
December 31, 2001

(in thousands)
Losses incurred on facilities that were subleased	$2,538
Write-off of leasehold improvements and furniture and fixtures relating to facilities that were subleased	2,570
Employee severance	768
Termination of the municipal bond trading platform — write-off of software development costs and excess purchase price allocation	1,832
Value impairment of goodwill	536

$8,244

      During the year ended December 31, 2002, a portion of restructuring charges recorded in 2001 in the amount of $674,415 was determined not to be required and was reversed as noted in the Consolidated Statements of Operations.

14.	Earnings Per Share

      SFAS No. 128, “Earnings Per Share,” requires the presentation of basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is computed by dividing the net loss attributable to common stock, which includes the effect of dividends accrued on the redeemable convertible preferred stock by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed using the same method as basic EPS, but in the denominator, shares of common stock outstanding reflect the potential dilution that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock. Securities that could potentially dilute basic EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented, include redeemable convertible preferred shares, and the common stock deliverable pursuant to in-the-money stock options and warrants.

      Basic and diluted earnings per share were as follows:

	Year Ended December 31,

	2001	2002	2003

	(in thousands, except per share data)
Basic and diluted net (loss) per common share
Net (loss) income	$(62,663)	$(32,589)	$7,131
Less: preferred stock dividends	(9,498)	(11,282)	(11,455)

Net (loss) attributable to common stock	$(72,161)	$(43,871)	$(4,324)
Weighted average basic shares outstanding	3,098	3,290	3,295

Net (loss) per common share	$(23.29)	$(13.33)	$(1.31)

      The weighted average number of potentially dilutive shares that are not included in the calculation above, as they are antidilutive, is 17,015,334, 20,021,334 and 23,188,334 for the years ended December 31, 2001, 2002 and 2003, respectively.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Supplemental Cash Flow Disclosure of Non-Cash Activities

      The following is a description of non-cash activity:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Series B convertible preferred stock issued in exchange for software	$750	$—	$—
Accrued and undeclared dividends on redeemable convertible preferred stock	9,498	11,282	11,455
Purchase of Trading Edge, Inc.
Assets acquired
Short-term investments	35,535	—	—
Accounts receivable	151	—	—
Furniture, fixtures and leasehold improvements	5,859	—	—
Software development	1,428	—	—
Deposits with clearing brokers and rental deposits	3,140	—	—
Prepaid expenses	915	—	—
Goodwill	4,224	—	—
Liabilities assumed
Accounts payable	6,481	—	—
Stockholders’ equity issued in connection therewith
Redeemable preferred stock — Series F	45,049	—	—
Common stock voting	1	—	—
Additional paid-in capital	1,283	—	—
Warrant-related expense	5,874	6,330	4,024
Stock option issuance to directors	—	—	35
Common stock issuance to employees
Common stock	1	—	—
Common stock subscribed	1,042	—	—
Additional paid-in capital	64	—	—

16. Accounting for Foreign Currency Forward Contracts and Hedging Activities

      Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the Consolidated Statements of Financial Condition, and revenues and expenses are translated at average rates of exchange for the fiscal period. Gains or losses on translation of the financial statements of a non-U.S. operation are included, net of hedges, in accumulated other comprehensive income.

      The Company has determined that SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities,” allows for investments in foreign operations to qualify for hedging treatment. The Company enters into foreign currency forward contracts with a related party to hedge its exposure to variability in foreign currency cash flows resulting from the net investments in its U.K. Subsidiaries. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hedges are primarily for a three-month period and are used to limit exposure to foreign currency exchange rate fluctuations. A summary of the foreign currency forward contracts is as follows:

	Year Ended December 31,

	2001	2002	2003

	(in thousands)
Notional value	$2,926	$860	$4,231
Fair value	2,898	879	4,328

Unrealized gains (losses)	28	(19)	(97)
Realized gains (losses)	18	92	(13)

Net change	$46	$73	$(111)

17.	Savings and Retirement Plans

      The Company, through its U.S. subsidiary, MarketAxess Corporation, offers its U.S. employees the opportunity to invest in a defined contribution 401(k) plan (the “401(k) Plan”). The 401(k) Plan is available to all full-time employees of the Company. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2001, 2002 and 2003, although it has discretion to do so in the future.

18.	Business Interruption

      On September 11, 2001, following the terrorist attacks on the World Trade Center complex, the Company’s New York office space as well as its primary data center were inaccessible, lacked power and were without phone and data communications capabilities. These events caused the temporary relocation of employees and data centers to backup facilities. The Company incurred additional costs in establishing alternate facilities and experienced a decrease in revenues in the three months ended December 31, 2001. The Company has received insurance proceeds and World Trade Center recovery grants totaling $1,193,141, of which $526,000 relates to reimbursement of the additional costs incurred and $667,141 relates to loss of revenues. Such amount is included in the Company’s 2002 Consolidated Statements of Operations in other income.

19.     Customer Concentration

      During the year ended December 31, 2001, one of the Company’s broker-dealer clients accounted for 13% of total revenues. During the year ended December 31, 2002, three of the Company’s broker-dealer clients each accounted for 11% of total revenues. No single customer accounted for more than 10% of total revenues during 2003.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Accumulated Other Comprehensive Income

      Accumulated other comprehensive income is composed of the cumulative currency translation adjustments. The cumulative currency translation adjustments reflect gains or losses on foreign currency translation from operations for which the functional currency is a currency other than the U.S. dollar and is reflected as a component of stockholders’ deficit in the Consolidated Statement of Financial Condition. The following table presents the currency translation adjustment balances for the periods presented:

As of
December 31,

(in thousands)
Balance at December 31, 2001	$55
Net change	73

Balance at December 31, 2002	128

Net change	(111)

Balance at December 31, 2003	$17

21.	Subsequent Events

      On January 2, 2004, the Company awarded 653,857 options from the Plans. As of December 31, 2003, the Company received a third party valuation of its common stock and accordingly, the options were issued at a fair value of $13.95 per share.

      On February 11, 2004, the Company filed a Registration Statement on Form S-1 with the SEC for an initial public offering of its common stock. At the time of the issuance of these financial statements, whether a public offering will occur and, if so, the exact amount of the proceeds that the Company will receive, are unknown.

      In February 2004, the Company terminated the agreement with its remaining clearing broker.

22.	Reverse Stock Split

      On March 30, 2004, the Company’s board of directors authorized a one-for-three reverse stock split of shares of common stock and non-voting common stock to be effective prior to the closing of the Company’s initial public offering. All references in these financial statements to the number of shares of common stock and non-voting common stock of the Company, securities convertible or exercisable therefor and per share amounts have been restated for all periods presented to reflect the effect of the common stock reverse stock split.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	March 31,
	2003	2004

	(audited)	(unaudited)
Assets
Cash and cash equivalents	$20,590,661	$12,959,989
Short-term investments, at market value	15,590,518	17,571,446
Securities provided as collateral	3,199,502	3,193,609
Accounts receivable, net of allowance of $0 and $60,000, including receivables from related parties totaling $5,406,765 and $6,010,401 as of December 31, 2003 and March 31, 2004, respectively	9,062,768	11,383,262
Furniture, equipment and leasehold improvements — net of accumulated depreciation and amortization	3,038,332	3,156,184
Software development costs, net of amortization	4,113,357	5,090,580
Prepaid expenses	920,317	1,351,344
Goodwill and other intangible assets	322,390	201,769
Other assets	344,739	1,160,866

Total assets	$57,182,584	$56,069,049

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Liabilities
Accrued employee compensation	$9,345,997	$3,035,643
Deferred license revenue	3,670,798	3,884,079
Accounts payable, accrued expenses, and other liabilities, including payables to related parties totaling $388,971 and $0 as of December 31, 2003 and March 31, 2004, respectively	4,772,224	3,807,293

Total liabilities	17,789,019	10,727,015

Redeemable convertible preferred stock — 5,436,789 shares authorized, issued and outstanding in 2003 and 2004
Redeemable convertible preferred stock — Series A, $0.01 par value, 8%, 1,822,785 shares authorized, issued and outstanding in 2003 and 2004	24,000,063	24,000,063
Redeemable convertible preferred stock — Series C, $0.01 par value, 8%, 607,595 shares authorized, issued and outstanding in 2003 and 2004	10,500,000	10,500,000
Redeemable convertible preferred stock — Series D, $0.01 par value, 8%, 200,000 shares authorized, issued and outstanding in 2003 and 2004	5,000,000	5,000,000
Redeemable convertible preferred stock — Series E, $0.01 par value, 8%, 1,215,190 shares authorized, issued and outstanding in 2003 and 2004	25,500,000	25,500,000
Redeemable convertible preferred stock — Series F, $0.01 par value, 8%, 1,126,219 shares authorized, issued and outstanding in 2003 and 2004	45,048,760	45,048,760
Redeemable convertible preferred stock — Series G, $0.01 par value, 8%, 100,000 shares authorized, issued and outstanding in 2003 and 2004	3,500,000	3,500,000
Redeemable convertible preferred stock — Series H, $0.01 par value, 8%, 65,000 shares authorized, issued and outstanding in 2003 and 2004	2,925,000	2,925,000
Redeemable convertible preferred stock — Series I, $0.01 par value, 8%, 300,000 shares authorized, issued and outstanding in 2003 and 2004	8,400,000	8,400,000
Accrued dividends on redeemable convertible preferred stock	34,789,848	37,637,855

Total redeemable convertible preferred stock	159,663,671	162,511,678

Stockholders’ deficit
Convertible preferred stock — Series B, $0.01 par value, 8%, 175,443 shares authorized, issued and outstanding in 2003 and 2004	1,754	1,754
Common stock voting, $0.003 par value, 120,000,000 shares authorized, 2,532,260 shares issued and outstanding in 2003 and 2,532,767 shares issued and outstanding in 2004	7,597	7,599
Common stock non voting, $0.003 par value, 405,060 shares authorized, 135,020 shares issued and outstanding in 2003 and 2004	405	405
Warrants, 5,007,969 authorized, 4,778,800 issued and outstanding in 2003 and 5,007,969 authorized, issued and outstanding in 2004	16,243,638	18,374,474
Additional paid-in capital	4,261,070	4,264,553
Unearned compensation	(12,790)	—
Receivable for common stock subscribed	(1,042,487)	(1,042,487)
Accumulated deficit	(139,745,933)	(138,759,538)
Accumulated other comprehensive income	16,640	(16,404)

Total stockholders’ deficit	(120,270,106)	(117,169,644)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$57,182,584	$56,069,049

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,

	2003	2004

	(unaudited)
Revenues
Commissions
U.S. high-grade, including $4,816,126 and $6,505,293 from related parties for the three months ended March 31, 2003 and 2004, respectively	$6,958,222	$11,424,135
European high-grade, including $729,410 and $2,610,776 from related parties for the three months ended March 31, 2003 and 2004, respectively	1,009,109	4,521,295
Other, including $835,142 and $1,434,060 from related parties for the three months ended March 31, 2003 and 2004, respectively	888,122	1,804,143

Total commissions	8,855,453	17,749,573
Information and user access fees, including $41,040 and $60,120 from related parties for the three months ended March 31, 2003 and 2004, respectively	122,413	488,889
License fees	1,678,907	582,389
Interest income, including $17,334 and $90,004 from related parties for the three months ended March 31, 2003 and 2004, respectively	85,887	153,733
Other	—	198,346

Total revenues	10,742,660	19,172,930
Expenses
Employee compensation and benefits	6,002,748	7,640,043
Depreciation and amortization	1,463,948	746,041
Technology and communications	1,099,160	1,591,591
Professional and consulting fees	1,248,660	946,232
Warrant-related expense	973,917	2,130,836
Marketing and advertising	557,627	625,217
Moneyline revenue share	371,406	464,378
General and administrative	749,562	1,102,225

Total expenses	12,467,028	15,246,563

(Loss) income before income taxes	(1,724,368)	3,926,367

Provision for income tax	—	91,965

Net (loss) income	$(1,724,368)	$3,834,402

Per common share data:
Net (loss) income per common share:
Basic	$(1.38)	$0.30
Diluted	N/A	$0.03
Weighted-average shares used to compute net (loss) income per share:
Basic	3,295,423	3,295,931
Diluted	N/A	31,225,821

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK,

STOCKHOLDERS’ DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE INCOME

			Total
	Redeemable		Redeemable			Common				Receivable		Accumulated
	Convertible		Convertible	Convertible	Common	Stock		Additional		for Common		Other	Total
	Preferred	Accrued	Preferred	Preferred	Stock	Non		Paid-In	Unearned	Stock	Accumulated	Comprehensive	Stockholders’
	Stock	Dividends	Stock	Stock	Voting	Voting	Warrants	Capital	Compensation	Subscribed	Deficit	Income	Deficit

Balance at December 31, 2003 (audited)	$124,873,823	$34,789,848	$159,663,671	$1,754	$7,597	$405	$16,243,638	$4,261,070	$(12,790)	$(1,042,487)	$(139,745,933)	$16,640	$(120,270,106)
Issuance of common stock voting					2			1,821					1,823
Accrued dividends on redeemable convertible preferred stock		2,848,007	2,848,007								(2,848,007)		(2,848,007)
Additional paid-in capital, warrants							2,130,836						2,130,836
Additional paid-in capital, options to non employees								1,662					1,662
Earned compensation									12,790				12,790
Other comprehensive loss												(33,044)	(33,044)
Net income for the three months ended March 31, 2004											3,834,402		3,834,402

Balance at March 31, 2004 (unaudited)	$124,873,823	$37,637,855	$162,511,678	$1,754	$7,599	$405	$18,374,474	$4,264,553	$—	$(1,042,487)	$(138,759,538)	$(16,404)	$(117,169,644)

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,

	2003	2004

	(unaudited)
Cash flows from operating activities
Net (loss) income	$(1,724,368)	$3,834,402
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	1,463,948	746,041
Warrant-related expense	973,917	2,130,836
Issuance of stock options to non-employees	—	1,662
Amortization of earned compensation	3,670	12,790
Other comprehensive (loss)	(41,592)	(33,044)
Changes in operating assets and liabilities:
(Increase) in accounts receivable, including an increase of $1,394,999 and $603,636 from related parties for the three month periods ended March 31, 2003 and 2004, respectively	(2,575,932)	(2,320,494)
Decrease (increase) in prepaid expenses	491,643	(431,027)
Decrease in goodwill and other intangible assets	—	120,621
(Increase) in other assets	(2,148)	(816,127)
(Decrease) in accrued employee compensation	(4,609,329)	(6,310,354)
Increase in deferred license revenue	2,373,956	213,281
(Decrease) in accounts payable, accrued expenses and other liabilities, including a decrease of $1,018,591 and $388,971 to related parties for the three months ended March 31, 2003 and 2004, respectively	(1,018,077)	(964,931)

Net cash (used in) operating activities	(4,664,312)	(3,816,344)

Cash flows from investing activities
Purchase of short-term investments	(12,556,504)	(18,535,827)
Securities provided as collateral	(136,370)	5,893
Maturity of short-term investments	13,557,776	16,554,899
Purchase of furniture, equipment and leasehold improvements	—	(455,049)
Capitalization of software development costs	(176,731)	(1,386,067)

Net cash provided by (used in) investing activities	688,171	(3,816,151)

Cash flows from financing activities
Redemption of common stock voting	(4)	—
Proceeds from the issuance of common stock	3,500	1,823

Net cash provided by financing activities	3,496	1,823

Cash and cash equivalents
Net (decrease) for the period	(3,972,645)	(7,630,672)
Beginning of period	12,217,005	20,590,661

End of period	$8,244,360	$12,959,989

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

1.	Organization and Principal Business Activity

      MarketAxess Holdings Inc. (the “Company”) was incorporated in Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company’s broker-dealer clients are: ABN Amro, Banc of America Securities, Banc One, Barclays, Bear Stearns, BNP Paribas, Citigroup, Credit Suisse First Boston, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan, Lehman Brothers, Merrill Lynch, Morgan Stanley, The Royal Bank of Scotland, Société Générale, Spear Leeds & Kellogg, UBS and Wachovia.

      The Company’s stockholder broker-dealer clients include ABN Amro (Series D), Banc of America Securities (Series G and I), Bear Stearns (Series A), BNP Paribas (Series H), Credit Suisse First Boston (Series E), Deutsche Bank (Series C), JP Morgan (Series A and Non-Voting Common Stock), Lehman Brothers (Series E) and UBS (Series D). All of these broker-dealer clients constitute related parties of the Company (together, the “Stockholder Broker-Dealer Clients”). In addition, Moneyline Telerate (Moneyline) (Series B) provided certain software development services to the Company and has a revenue-sharing agreement with the Company, and is also considered a related party. (See Note 7).

      On March 23, 2001, the Company acquired Trading Edge, Inc. (“Trading Edge”), a Delaware corporation that operated an anonymous trading platform for U.S. corporate bonds, convertible bonds, municipal bonds, and sovereign and corporate bonds issued in emerging markets.

      Prior to February 2002, the Company was known as Market Axess Inc. In February 2002, Market Axess Inc. contributed its brokerage operations to Trading Edge. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the assets and liabilities of Market Axess Inc. were transferred at their historical values. In connection with the transfer, Market Axess Inc. changed its name to MarketAxess Holdings Inc. and Trading Edge changed its name to MarketAxess Corporation.

      The Company’s U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the U.S. Securities and Exchange Commission (“SEC”) and is a member of the National Association of Securities Dealers, Inc. The Company also has two international subsidiaries: MarketAxess Europe Limited (“MarketAxess Europe”), which is a registered dealer with the Financial Services Authority (“FSA”) in the United Kingdom (“U.K.”), and MarketAxess Leasing Limited (collectively with MarketAxess Europe, the “U.K. Subsidiaries”).

      In May 2003, the Company incorporated a Canadian subsidiary, MarketAxess Canada Limited. This entity has not been funded and is not currently active.

2.	Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its subsidiaries, MarketAxess Corporation, MarketAxess Europe and MarketAxess Leasing Limited. All intercompany transactions and balances have been eliminated.

      The accompanying interim consolidated financial statements as of March 31, 2003 and 2004 and the three months ended March 31, 2003 and 2004 and notes thereto are unaudited and should be read in conjunction with the audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and notes thereto included in this prospectus. In the opinion of management, they reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair statement of the Company’s financial position, results of operations and cash flows. Quarterly results are not necessarily indicative of results for any subsequent periods.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the year; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are included as a cumulative translation adjustment to accumulated other comprehensive income in the Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Accumulated Other Comprehensive Income.

Cash and Cash Equivalents

      Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less. Cash overdraft balances are included in accounts payable, accrued expenses and other liabilities.

Short-Term Investments

      Short-term investments consist of U.S. government obligations with maturities of greater than three months and less than one year at the time of purchase and are reported at fair value. Short-term investment purchases and sales are recorded on the trade date.

Securities Provided as Collateral

      Securities provided as collateral consist of a U.S. government obligation and certificates of deposit. These securities are used as collateral for standby letters of credit and as collateral for foreign currency forward contracts to hedge the Company’s net investments in the U.K. Subsidiaries.

Depreciation and Amortization

      Fixed assets are carried at cost less accumulated depreciation. The Company uses a three-year straight-line method of depreciation. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

      In accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. These costs include certain payroll and consulting costs. Once the product is ready for its intended use, such capitalized costs are amortized on a straight-line basis over three years.

      Each of the following are expensed as incurred: research and development costs that are incurred during the preliminary project stage, data conversion costs, training costs, maintenance costs, and general and administrative or overhead costs.

Deposits with Clearing Brokers

      The Company maintains deposits with clearing brokers and landlords in the form of U.S. government obligations and cash. Deposits with clearing brokers were $555,914 and $0 as of March 31, 2003 and 2004, respectively.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

Warrants

      A warrant program was put in place in April 2000, pursuant to which the Company issued a warrant to six of its broker-dealer clients at the time they made an equity investment in the Company. The Company accounts for the warrant program in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Expense is recognized on the measurement date based on the market value of the warrant. Market value is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation for Employees

      The Company accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123, “Accounting for Stock Based Compensation.” In accordance with APB No. 25, compensation expense is not recognized for stock awards that have no intrinsic value on the date of grant. Unearned compensation is amortized and charged to income over the vesting period.

Revenue Recognition

      The Company earns commissions from fixed-income trades executed on its platform by broker-dealer clients. Commissions are recorded on a trade date basis pursuant to standard transaction fee plans.

      Commissions are generally calculated as a percentage of notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

      Prior to August 2003, all broker-dealer clients operated under a standard transaction fee plan for the secondary trading of U.S. high-grade corporate bonds. Under the standard transaction fee plan, commissions are calculated as a percentage of notional dollar volume of bonds traded on our platform, vary based on the type and maturity of the bond, and are generally higher on bonds with longer maturities. Under this plan, there is no fixed monthly fee and no cap on the aggregate amount of commissions payable by a broker-dealer client. In August 2003, the Company offered its broker-dealer clients the opportunity to switch from the standard transaction fee plan to one of two new transaction fee plans for secondary U.S. high-grade corporate bond trading. These plans have a two-year term, which commenced on either August 1, 2003 or September 1, 2003. The plans differ in their monthly fees, amount of variable fees per trade, and fee caps:

•	Plan 1: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds, which provides the Company with a recurring revenue stream. In exchange for paying the fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in the standard transaction fee plan. There is no cap on the aggregate commissions payable by the broker-dealer client under this plan.

•	Plan 2: Under this plan, the broker-dealer pays a fixed monthly fee for trading U.S. high-grade corporate bonds that is higher than that in Plan 1. In exchange for paying the higher fixed monthly fee, the broker-dealer pays variable fees per trade that are lower than those in Plan 1 and the standard transaction fee plan, and the aggregate commissions payable by the broker-dealer client are capped on a monthly and an annual basis.

      Broker-dealer clients who selected either Plan 1 or Plan 2 for U.S. high-grade corporate bond trading have the opportunity to switch to the other transaction fee plan in the second year. Twelve broker-dealer clients are operating under Plan 1, two are operating under Plan 2 and four are operating under the standard transaction fee plan. In accordance with Plan 1 and Plan 2, fixed monthly fees in the amount of $4,600,000

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

and $0 were earned for the periods ended March 31, 2004 and 2003, respectively, and are reported as a component of commission income on the consolidated Statements of Operations.

      The fee cap of Plan 2 sets an upper limit on the potential revenues for U.S. high-grade corporate bond trading from the Company’s broker-dealer clients that select that transaction fee plan.

      On the Company’s European platform, each product traded carries a broker-dealer transaction fee based on a fee schedule tied to the type and the maturity of the bond traded. This fee schedule applies a tiered fee structure, which reduces the fees per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and does not carry a fixed monthly fee or fee cap.

      Distinct standard fee structures are in effect for transactions in sovereign and corporate bonds issued in emerging markets and new issues traded on the Company’s platform. Broker-dealer clients pay a commission for transactions in sovereign and corporate bonds issued in emerging markets based on the type and the amount of the security traded. Commissions for transactions in more active sectors of the emerging markets are generally lower. Broker-dealer clients pay a commission for new issue transactions that is based on the allocation amount and a percentage of the new issue selling costs paid by the issuer to the Company’s broker-dealer client.

      The Company charges certain of its institutional investor clients an information services fee and a monthly user access fee for the use of its trading platform. The user access fees charged to institutional investor clients are reduced or eliminated if institutional investor clients meet certain minimum quarterly trading volumes.

      The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its trading platform through a non-exclusive and non-transferable license. Broker-dealer clients, other than those that previously made equity investments in the Company, pay an initial license fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company’s platform.

      Revenue is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred (50% in the first month, 40% in the second month and 10% in the third month), and the remaining amount is deferred and recognized ratably over the initial term of the agreement, which is generally three years.

Income Taxes

      Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Use of Estimates and Presentation

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain prior period amounts have been reclassified to conform to the current period’s presentation. None of these reclassifications have affected prior period losses or income or stockholders’ deficit.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

Goodwill and Other Intangible Assets

      SFAS No. 142, “Goodwill and Other Intangible Assets,” addresses how goodwill and other intangible assets should be accounted for subsequent to an acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The Company adopted SFAS No. 142 on January 1, 2002. This balance as of December 31, 2003 and March 31, 2004, can be found in the Consolidated Statements of Financial Condition in Goodwill and other intangible assets.

Other Assets

      Other assets consists of rental deposits held by landlords in the form of U.S. government obligations and cash. Also included in other assets are certain capitalized costs incurred in preparation of the Company’s initial public offering. As of March 31, 2004, the total of these two amounts equaled $1,160,866.

Foreign Currency Forward Contracts

      The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and enters into foreign currency forward contracts to hedge its net investment in the U.K. Subsidiaries. Accordingly, gains and losses on these transactions are deferred and included in accumulated other comprehensive income.

Earnings Per Share

      Basic earnings per share (“EPS”) is calculated by dividing the net (loss) income available to common stockholders, which includes the effect of dividends accrued on the redeemable convertible preferred stock, by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the redeemable convertible preferred shares, and the common stock deliverable pursuant to in-the-money stock options and warrants.

Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees, of Indebtedness of Others.” FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. Adoption of the recognition and measurement provisions did not have a material effect on the Company’s Consolidated Financial Statements. See Note 10 for further information regarding the Company’s commitments, contingencies and guarantees.

      On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 permits three alternative methods of transition for a voluntary change to the fair value based method of accounting for employee based stock compensation. SFAS No. 148 continues to permit prospective application for companies that adopt it prior to the beginning of fiscal year 2004. SFAS No. 148 also allows for a modified prospective application, which requires the fair value of all unvested awards to be amortized over the remaining service period, as well as restatement of prior year’s expense. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

circumstances. By not adopting this standard, there was no material effect on the Company’s Consolidated Financial Statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and imposes additional disclosure requirements. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), because that financial instrument embodies an obligation of the issuer. Initially, SFAS No. 150 was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective beginning July 1, 2003. In November 2003, the FASB deferred the effective date of the statement with respect to mandatorily redeemable financial instruments of certain nonpublic entities and for certain mandatorily redeemable noncontrolling interests. The implementation of SFAS No. 150 did not have a material effect on the Company’s Consolidated Financial Statements.

      In March 2004, the FASB issued an exposure draft for a proposed SFAS on “Share-Based Payment.” This would be an amendment of SFAS No. 123 and SFAS No. 95 “Statement of Cash Flows.” This proposed Statement addresses the accounting for transactions in which an enterprise exchanges its equity instruments for employee services. It also addresses transactions in which an enterprise incurs liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. This proposed Statement does not change the accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans. The objective of the accounting required by SFAS No. 123, as it would be amended by this proposed Statement, is to recognize in an entity’s financial statements the cost of employee services received in exchange for equity instruments issued, and liabilities incurred, to employees in share-based payment transactions. Under this exposure draft, it suggests that a binomial method be used to value stock options. The exposure draft allows companies to use the Black-Scholes option pricing model as an alternative, as currently permitted under SFAS No. 123. Footnote 9 shows the effect on the Company’s Statements of Operations for the periods ended March 31, 2003 and 2004 had the exposure draft been implemented and had the Company utilized the Black-Scholes option pricing model.

3.	Net Capital Requirements

      The Company’s U.S. subsidiary, MarketAxess Corporation, maintains a registration as a U.S. securities broker-dealer. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. A summary of MarketAxess Corporation’s capital requirements is as follows:

	As of

	December 31,	March 31,
	2003	2004

	(in thousands)
Net capital	$15,100	$18,063
Required net capital	662	322

Excess amount over required net capital	$14,438	$17,741

Ratio of aggregate indebtedness to net capital	0.66 to 1	0.27 to 1

      MarketAxess Corporation is exempt from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      MarketAxess Europe is subject to certain financial resource requirements of the FSA. A summary of these financial resources requirements is as follows:

	As of

	December 31,	March 31,
	2003	2004

	(in thousands)
Financial resources	$3,368	$1,810
Resource requirement	901	465

Excess financial resources	$2,467	$1,345

4.	Furniture, Equipment and Leasehold Improvements

      Furniture, equipment and leasehold improvements, net, are comprised of the following:

	As of

	December 31,	March 31,
	2003	2004

	(in thousands)
Computer and related equipment	$7,720	$7,924
Office hardware	2,895	2,914
Furniture and fixtures	1,169	1,363
Accumulated depreciation	(10,131)	(10,381)

Total furniture and equipment, net	1,653	1,820

Leasehold improvements	2,157	2,195
Accumulated amortization	(772)	(859)

Total leasehold improvements, net	1,385	1,336

Total furniture, equipment and leasehold improvements, net	$3,038	$3,156

5.	Software Development Costs

      Software development costs, net, are comprised of the following:

	As of

	December 31,	March 31,
	2003	2004

	(in thousands)
Balance at beginning of period	$9,786	$13,116
Capitalized software costs	3,330	1,386
Accumulated amortization	(9,002)	(9,411)

Balance at end of period	$4,113	$5,091

      Each of the following are expensed as incurred: research and development costs that are incurred during the preliminary project stage, data conversion costs, training costs, maintenance costs, and general and administrative or overhead costs. Routine maintenance, overhead and other non-capitalized software costs for the three months ended March 31, 2003 and 2004, respectively, are included in employee compensation and benefits, technology and communications, and professional and consulting fees, respectively, on the Consolidated Statements of Operations.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

6.	Income Taxes

      The Company prepares a consolidated tax return with its U.S. subsidiary, MarketAxess Corporation. The Company’s provision for income tax, included in the Consolidated Statements of Operations as determined in accordance with SFAS No. 109 is as follows:

	Three Months Ended
	March 31, 2004

	Current	Deferred	Total

	(in thousands)
Federal	$83	$—	$83
State and local	9	—	9
Foreign	—	—	—

Provision for income tax	$92	$—	$92

      The difference between the Company’s reported income tax provision and the amount computed by multiplying pre-tax income by federal statutory rates is as follows:

Three Months
Ended
March 31,
2004

(in thousands)
Federal tax at statutory rate	$1,342
Permanent differences	49
State and local taxes — net of federal benefit	470
Alternative minimum tax at federal statutory rate	83
Utilization of net operating loss carryforwards	(1,861)

Provision for federal income tax	$83

      Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

      The following is a summary of the Company’s gross deferred tax asset, reduced to a net deferred tax asset of zero by a valuation allowance:

	As of	As of
	December 31,	March 31,
	2003	2004

	(in thousands)
Deferred tax asset — U.S.	$55,165	$53,344
Deferred tax asset — U.K.	5,021	4,447

Gross deferred tax asset	60,186	57,791

Less: valuation allowance	(60,186)	(57,791)

Net deferred tax asset	$—	$—

      A valuation allowance is recorded when it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. The Company has recorded a valuation allowance against the deferred tax assets arising from net operating loss carryforwards, and temporary differences relating to deductibility of

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

certain expenses for book and tax purposes. The net operating losses carryforwards are subject to significant limitations and utilizations pursuant to the Internal Revenue Code that are explained below.

      The Company’s U.S. net operating loss carryforward at March 31, 2004 will begin to expire in 2018. The Company’s U.K. net operating loss carryforward does not expire. The following is a summary of the Company’s net operating loss carryforwards:

	As of	As of	Expires
	December 31,	March 31,	Beginning
	2003	2004	December 31,

	(in thousands)
Net operating loss carryforwards — U.S.	$100,570	$96,623	2018
Net operating loss carryforwards — U.K.	16,738	14,838	—

Gross net operating loss carryforwards	$117,308	$111,461

      In 2000 and in 2001, the Company and MarketAxess Corporation, respectively, had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, as of December 31, 2003 the utilization of $40,562,751 of the Company’s net operating loss carryforwards existing at the date of the ownership change is subject to significant limitations. In addition, the Company’s net operating loss carryforwards may be subject to further annual limitations as a result of ownership changes upon the completion of the Company’s initial public offering.

      As of December 31, 2003, the Company has net operating loss carryforwards of $19,440,637 that relate to a “single return loss year,” within the meaning of the Internal Revenue Code, for MarketAxess Corporation that are subject to annual utilization limits.

7.	Related Parties

      The following Stockholder Broker-Dealer clients are related parties: ABN Amro (Series D), Banc of America Securities (Series G and I), Bear Stearns (Series A), BNP Paribas (Series H), Credit Suisse First Boston (Series E), Deutsche Bank (Series C), JPMorgan (Series A and non-voting common stock), Lehman Brothers (Series E) and UBS (Series D). In addition, Moneyline (Series B), which provided certain software development services to the Company and has a revenue-sharing agreement with the Company, is also considered a related party.

      As of and for the three months then ended, the Company had the following balances and transactions with the Stockholder Broker-Dealer Clients or their affiliates:

	As of

	December 31,	March 31,
	2003	2004

	(in thousands)
Cash and cash equivalents	$14,164	$6,996
Accounts receivable	5,204	5,744

	Three Months Ended
	March 31,

	2003	2004

	(in thousands)
Commissions	$6,381	$10,550
Information and user access fees	41	60
Interest income	8	11

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      In addition, short-term investments and securities provided as collateral consist of $20,365,055 of U.S. government obligations on deposit with a related party in its role as a custodian.

      The Company has obtained two letters of credit from a related party for $1,400,000 and $1,012,549 as of March 31, 2004 in relation to the lease of office space for its subsidiaries, which expire on November 13, 2005 and February 28, 2010, respectively.

      As described above, the Company has an agreement with Moneyline to assist in developing the Company’s U.S. high-grade corporate bond and European trading platforms. In consideration for Moneyline’s contribution of its licensed technology, the Company issued to Moneyline on April 19, 2000 175,443 shares of Series B convertible preferred stock with a fair value of $1,500,000. In the event that Moneyline materially breaches the agreement, the Company has the right at any time thereafter, at its option, to purchase the stock then held by Moneyline at a price of $1.00 per share. The agreement does not have a termination date but may be terminated under certain conditions. Amounts capitalized under the agreement, which are based on the fair value of the shares issued, are amortized over the useful life of the developed software, which is three years.

      In consideration of Moneyline’s provision of services under the agreement, the Company paid Moneyline a variable monthly fee. In addition, Moneyline is entitled to share in a portion of the Company’s quarterly net revenues, as defined in the agreement, resulting from trading on the Company’s U.S. high-grade corporate and European platforms. Moneyline’s share of the revenues of the Company ranges from one to six percent, depending on the amount of the quarterly net revenues earned by the Company.

      As of and for the year then ended, the Company had the following balances and transactions with Moneyline:

	As of

	December 31,	March 31,
	2003	2004

	(in thousands)
Software development costs, net of amortization	$1,339	$1,102
Accounts payable, accrued expenses and other liabilities	389	—

	Three Months Ended
	March 31,

	2003	2004

	(in thousands)
Moneyline revenue share	371	464

      As of December 31, 2003 and for the three months ended March 31, 2004, the Company had loans outstanding to certain employees of $202,840 and $265,970, respectively. These loans are recorded in Accounts receivable on the Consolidated Statements of Financial Condition for the respective periods.

8.	Preferred Stock

Redeemable Convertible Preferred Stock

      Series A — On April 19, 2000, the Company issued 1,822,785 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at $13.17 per share for total consideration of $24,000,063.

      Series C — On June 20, 2000, the Company issued 607,595 shares of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) at $17.28 per share for total consideration of $10,500,000.

      Series D — On August 22, 2000 and August 30, 2000, the Company issued 100,000 and 100,000 shares, respectively, of Series D redeemable convertible preferred stock (“Series D Preferred Stock”) at $25.00 per share for total consideration of $5,000,000.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      Series E — On September 11, 2000 and September 13, 2000, the Company issued 607,595 and 607,595 shares, respectively, of Series E redeemable convertible preferred stock (“Series E Preferred Stock”) at $20.98 per share for total consideration of $25,500,000.

      Series F — On March 23, 2001, the Company issued 1,126,219 shares of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) at $40.00 per share for total consideration of $45,048,760. As defined in the Sixth Amended and Restated Certificate of Incorporation, the Series F Preferred Stock has a liquidation preference price of $56.26. The Series F Preferred Stock was issued in connection with the acquisition of Trading Edge.

      Series G — On February 7, 2001, the Company issued 100,000 shares of Series G redeemable convertible preferred stock (“Series G Preferred Stock”) at $35.00 per share for total consideration of $3,500,000.

      Series H — On July 2, 2001, the Company issued 65,000 shares of Series H redeemable convertible preferred stock (“Series H Preferred Stock”) at $45.00 per share for total consideration of $2,925,000. The owner of Series H Preferred Stock may receive up to an additional 43,333 shares of common stock of the Company upon conversion based on the future commissions generated by the owner of Series H Preferred Stock as defined in the Series H stockholder agreement.

      Series I — On April 4, 2002, the Company issued 300,000 shares of Series I redeemable convertible preferred stock (“Series I Preferred Stock”) at $28.00 per share for total consideration of $8,400,000.

      Together, the Series A, C, D, E, F, G, H and I preferred stock are classified as the Senior Preferred Shares. The Senior Preferred Shares are convertible into common stock at the option of the holder on a 3.33-for-one basis except for Series H, which may have a higher conversion rate as discussed above. The Senior Preferred Shares automatically convert into shares of common stock upon the consummation of the sale of shares of common stock in an initial public offering that results in an aggregate offering price of not less than $35,000,000 and a per share offering price of not less than $15.00 (as adjusted for any stock split, dividend, combination or similar event); or, if less than 2,718,395 Senior Preferred Shares remain outstanding. The Senior Preferred Shares have voting rights equivalent to one vote for each share of common stock into which the Senior Preferred Shares could be converted.

      Dividends accrue on the Senior Preferred Shares at the rate of 8% per annum and are payable only upon the liquidation, dissolution or winding up of the Company or the redemption of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of the Senior Preferred Shares into common stock. The Company has accrued dividends on the Senior Preferred Shares and has reflected such accrued dividends as an increase to the redemption value of such shares.

      The liquidation preference of the Senior Preferred Shares is equal to the original issue price of the respective class of Senior Preferred Shares plus all cumulative accrued but unpaid dividends.

      The Senior Preferred Shares are redeemable at a redemption price equal to the liquidation preference of the shares. The redemption rights of the Senior Preferred Shares are effective only upon a majority vote of the holders of the Senior Preferred Shares on or after March 31, 2005.

      The combined aggregate amount of redemption requirements, if required, for the Senior Preferred Shares is as follows:

Year Ended December 31,	As of March 31, 2004

(in thousands)
2003 through 2004	$—
2005	180,821

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

Convertible Preferred Stock

      Shares of Series B Convertible Preferred Stock are convertible into common stock on a 3.33-for-one basis and only in connection with an initial public offering of the Company’s stock. Dividends on the Series B Convertible Preferred Stock accrue at the rate of 8% per annum and are subordinate to dividend payments on the Senior Preferred Shares. Shares of Series B Convertible Preferred Stock have a liquidation preference equal to the original issue price plus all cumulative accrued but unpaid dividends. The liquidation preference is subordinate to that of the Senior Preferred Shares. Cumulative accrued but unpaid dividends are forfeited upon conversion of shares of Series B Convertible Preferred Stock into common stock. As such, the Company has not accrued dividends, as liquidation of the shares of Series B Convertible Preferred Stock is not presently anticipated.

9.	Stockholders’ Deficit

Common Stock

      The Company has 120,000,000 authorized shares of voting common stock and 405,060 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of common stock at any time after the earlier of an initial public offering of the Company’s stock or the written consent of a majority of the holders of the Senior Preferred Shares.

Restricted Common Stock and Common Stock Subscribed

      As of December 31, 2003 and March 31, 2004, the Company has 1,937,141 shares of voting common stock that have been issued to employees. Included in these amounts, in 2001, the Company awarded 64,001 shares and 289,581 shares to employees at $0.003 and $3.60, respectively, per share. The common stock subscribed was issued in 2001 in exchange for three-year promissory notes (64,001 shares) and eleven-year promissory notes (289,581 shares), which bear interest at the applicable federal rate and are collateralized by the subscribed shares. Compensation expense in relation to the excess of the fair value of such awards over the amount paid will be recorded over the vesting period. The awards vest over a period of either one and one-half or three years and are restricted as to transferability based on the vesting schedule set forth in the award agreement. For certain of the awards, the Company has a right of first refusal to purchase all or part of the shares of common stock that are transferable by the holder upon the vesting of the shares. Upon an initial public offering of the Company’s stock, the right of first refusal is terminated and the shares may be subsequently sold.

Warrants

      In April 2000, the board of directors initiated a warrant program that commenced on February 1, 2001. Under this program, the Company has reserved for issuance 5,000,002 shares of common stock. The warrant was issued to the holders of Series A, C, E and I redeemable convertible preferred stock (the “Warrant Holders”). The Warrant Holders are entitled to purchase shares of common stock from the Company at an exercise price of $.003 through and including November 30, 2008.

      The warrant was issued to the Warrant Holders at the time that they made an equity investment in the Company. The warrant program has two distinct pieces, a U.S. and a European portion, under which the aggregate number of shares underlying the warrant to be allocated in each three-month period was fixed. Allocations under this program commenced on May 1, 2001 for the U.S. portion and June 1, 2002, for the European portion and were based on each broker-dealer client’s respective commissions as a percentage of the total commissions from the six participating Warrant Holders, calculated on a quarterly basis.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      As of February 1, 2003 and March 1, 2004, the issuance of 5,000,002 shares of common stock under the U.S. and European warrant program were completed.

      Shares allocated under the warrant program were expensed on a monthly basis at fair market value in accordance with SFAS No. 123, “Accounting for Stock Based Compensation.” The Company determined fair market value of the shares issuable upon exercise of the warrant using the Black-Scholes option-pricing model. To assist management in determining fair market value of the shares issuable, independent valuations of the Company’s common stock were undertaken as of September 30, 2003 and December 31, 2003.

      The Company’s warrant activity is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2002	3,466,300	$0.303
Allocated	625,002	$0.003

Outstanding at March 31, 2003	4,091,302	$0.257

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2003	4,778,800	$0.222
Allocated	229,169	$0.003

Outstanding at March 31, 2004	5,007,969	$0.210

      The following table summarizes information regarding the warrants:

As of March 31, 2003			As of March 31, 2004

	Shares of Common			Shares of Common	Weighted-
	Stock Issuable	Weighted-Average		Stock Issuable	Average
	Upon Exercise of	Remaining		Upon Exercise of	Remaining
Exercise	Outstanding	Contractual Life	Exercise	Outstanding	Contractual
Price	Warrants	(in years)	Price	Warrants	Life (in years)

$130.65	7,967	2.3	$130.65	7,967	1.3
$0.003	4,083,335	5.7	$0.003	5,000,002	4.7

      Warrant-related expense is accrued quarterly based on the pro-rated number of shares to be allocated under the warrant program and the fair market value of the Company’s common stock. For the three months ended March 31, 2003 and 2004, the Company accrued for 361,111 and 229,169 shares at a weighted average fair market value of $2.70 and $9.93 respectively.

     Stock Option Plans

      The Company’s 2000 and 2001 Stock Incentive Plans (the “Plans”) provide for the grant of options or restricted stock as incentives and rewards to encourage employees, officers and directors to participate in the long-term success of the Company. The Plans provide for the granting of up to 5,082,274 shares of the Company’s common stock at the fair value or at a value other than fair value (determined by the board of directors or a committee thereof) on the date the option is granted. The options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire 10 years from the date of grant. All of such options were granted at fair value.

      In February 2003, the board of directors authorized the grant of 1,000,000 options with an exercise price of $2.70 per share to a senior officer. Of this amount, 111,111 options were granted out of the 2001 Stock

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

Incentive Plan. The remaining amount was authorized by the board of directors outside of the Plans. The vesting of this grant is over a 35-month period. All of such options were granted at fair value.

      The Company’s stock option activity for employees, officers and directors is summarized as follows:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2002	3,166,778	$2.97
Granted	1,218,336	$2.70
Cancelled	(75,001)	$3.53
Exercised	(1,667)	$2.10

Outstanding at March 31, 2003	4,308,446	$2.88

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2003	4,119,903	$2.88
Granted	800,195	$13.95
Cancelled	(828)	$2.87
Exercised	(507)	$3.60

Outstanding at March 31, 2004	4,918,763	$4.43

      The following table summarizes information regarding the stock options granted under the Plans outstanding:

As of March 31, 2003				As of March 31, 2004

		Weighted-				Weighted-
		Average				Average
	Number of	Remaining	Number of		Number of	Remaining	Number of
Exercise	Options	Contractual Life	Options	Exercise	Options	Contractual Life	Options
Price	Outstanding	(in years)	Exercisable	Price	Outstanding	(in years)	Exercisable

$2.10	330,848	7.2	316,634	$2.10	318,007	6.2	318,007
$3.60	593,404	8.1	—	$3.60	631,525	7.1	611,512
$4.05	461,507	8.4	—	$4.05	94,006	7.4	80,956
$2.70	2,922,687	9.6	—	$2.70	3,005,188	8.6	1,791,590
				$7.92	69,842	9.6	16,667
				$13.95	800,195	9.8	1,667

      The Company applies APB No. 25 in accounting for the Plans, and has adopted the disclosure-only provisions of SFAS No. 123 with respect to options granted to employees of the Company. Had compensation cost for the Company’s Plans been determined based on the fair value at the grant dates for awards to

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

employees under the Plans, consistent with SFAS No. 123, the Company’s net (loss) income for the year would have been increased or decreased to the pro forma amount as indicated below:

	Three Months Ended
	March 31,

	2003	2004

	(in thousands, except
	per share data)
Net (loss) income applicable to common stock:
As reported	$(1,724)	$3,834
Compensation expense	49	205

Pro forma	$(1,773)	$3,629

Basic net (loss) income per common share — as reported	$(1.38)	$0.30

Diluted net income per common share — as reported	N/A	$0.03

Basic net income per common share — pro forma	N/A	$0.24

Diluted net income per common share — pro forma	N/A	$0.03

      For the three months ended March 31, 2003, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 43.85% to 49.41%, risk-free interest rate ranging from 1.95% to 4.21%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

      For the three months ended March 31, 2004, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: zero dividend yield, a volatility factor ranging from 30.69% to 34.60%, risk-free interest rate ranging from 2.10% to 2.30%, and expected lives of three years based on the volatility factor and risk-free rate in effect at grant date.

Senior Management Equity Liquidity Plan

      During 2002, the Company adopted a Senior Management Equity Liquidity Plan providing for the grant to certain of its senior management employees of a put option on common stock of the Company owned by such individuals. The put rights are exercisable at fair market value provided that the Company (a) shall have had at least two consecutive fiscal quarters of operating income, as defined, greater than zero and (b) shall have recorded average quarterly gross revenue, over at least two consecutive fiscal quarters, of at least $20 million.

      In no event will the Company make any payments pursuant to the plan if such payments would: (i) result in the Company having less available cash, as defined, than an amount equal to the Company’s (including its subsidiaries’) projected expenses over the subsequent six months or (ii) represent more than 20% of the Company’s available cash, as defined, (a) at such time or (b) as of the end of the preceding calendar quarter. The aggregate number of shares of common stock with respect to which awards may be granted under the plan is capped at 2,000,000 shares of common stock. Generally, no eligible employee, as defined, will be awarded put rights covering more than one-half of the common stock (and options for common stock) held by the employee at the time of the award. At March 31, 2004 the Company had not met the aforementioned criteria, and therefore no awards issued under this plan were exercisable. In the event the Company meets the criteria and the put options are exercisable, the common stock will be reclassified for financial reporting purposes into redeemable common stock. Pursuant to the plan, it will terminate upon the consummation of the Company’s initial public offering.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

10.	Commitments, Contingencies and Guarantees

      The Company leases office space under non-cancelable lease agreements expiring at various dates through 2011. Occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such leases, net of sublease income, are as follows:

Year Ended December 31,	Minimum Rentals

(in thousands)
2004	$1,275
2005	1,827
2006	1,367
2007	1,343
2008	1,343
Thereafter through 2011	1,810

      The rental expense for the three months ended March 31, 2003 and 2004 was $430,236 and $393,133, respectively, and is included in general and administrative expenses.

      Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

      The Company has entered into sublease agreements for four of its properties. The following table summarizes information regarding the sublease provisions:

				Sublease loss provision as of:

	Commencement	Termination	Sublease	December 31,	March 31,
Location	Date	Date	Rental	2003	2004

Santa Monica, CA	July 1, 2001	October 31, 2004	$25,930	$28,493	$18,151
New York, NY	February 1, 2002	April 30, 2006	70,598
	May 1, 2006	April 14, 2011	76,606	1,463,006	1,413,437
London, U.K.	May 9, 2002	March 25, 2010	35,743	N/A	N/A
Washington, DC	March 19, 2003	July 11, 2004	8,925	31,002	22,680

      The Company is contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation and certificates of deposit as collateral for these standby letters of credit as well as for the Company’s foreign currency forward contracts. This collateral is included with securities provided as collateral on the Consolidated Statements of Financial Condition and has a fair value as of December 31, 2003 and March 31, 2004 of $3,199,502 and $3,193,609, respectively.

      Certain of the Company’s subsidiaries cleared their transactions through two clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers had the right to charge the Company for losses that resulted from a counterparty’s failure to fulfill its contractual obligations. As the right to charge the Company’s subsidiaries had no maximum amount and applied to all trades executed through the clearing brokers, the Company believed there was no maximum amount assignable to this right. At March 31, 2004, the Company had recorded no liabilities with regard to this right. In addition, the Company had the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitored the credit standing of the clearing brokers and all counterparties with which it conducted business. These clearing broker arrangements were terminated in June 2003 and February 2004, respectively.

      In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company’s maximum exposure under these

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

      The Company has provided a funding guarantee to its U.K. Subsidiaries in the normal course of business to enable them to meet obligations to individual creditors through March 31, 2005 to the extent these subsidiaries cannot meet such obligations themselves. As the maximum obligation under this arrangement is unknown, and as the U.K. Subsidiaries are consolidated into the Company, no separate accrual for such guarantee has been made.

11.	Segment Information

      The Company’s operations as an electronic, multi-dealer to client platform for the trading of fixed income securities constitute a single business segment pursuant to SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company’s worldwide business activities, the Company believes that results by geographic region are not necessarily meaningful in understanding its business.

12.	Earnings Per Share

      SFAS No. 128, “Earnings Per Share” requires the presentation of basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is computed by dividing the net loss attributable to common stock, which includes the effect of dividends accrued on the redeemable convertible preferred stock, by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed using the same method as basic EPS, but in the denominator, shares of common stock outstanding reflect the potential dilution that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock. For the three months ended March 31, 2003 securities that could potentially dilute basic EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented, include redeemable convertible preferred shares, and the common stock deliverable pursuant to in-the-money stock options and warrants.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      Basic and diluted earnings per common share were as follows:

	Three Months Ended
	March 31,

	2003	2004

	(in thousands, except
	per share data)
Basic EPS
Net (loss) income	$(1,724)	$3,834
Less: preferred stock dividends	(2,824)	(2,848)

Net (loss) income attributable to common stock	$(4,548)	$986
Weighted-average common shares outstanding	3,295	3,296

Net (loss) income per common share	$(1.38)	$0.30

Diluted EPS
Net (loss) income	$(1,724)	$3,834
Less: preferred stock dividends	(2,824)	(2,848)

Net (loss) income attributable to common stock	$(4,548)	$986
Weighted-average common shares outstanding and common stock equivalents	N/A	31,226

Net income per common share	N/A	$0.03

13.	Supplemental Cash Flow Disclosure of Non-Cash Activities

      The following is a description of non-cash activity:

	Three Months
	Ended March 31,

	2003	2004

	(in thousands)
Accrued and undeclared dividends on redeemable convertible preferred stock	$2,824	$2,848
Warrant-related expense	974	2,131

14.	Accounting for Foreign Currency Forward Contracts and Hedging Activities

      Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the Consolidated Statements of Financial Condition, and revenues and expenses are translated at average rates of exchange for the fiscal period. Gains or losses on translation of the financial statements of a non-U.S. operation are included, net of hedges, in accumulated other comprehensive income.

      The Company has determined that SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities,” allows for investments in foreign operations to qualify for hedging treatment. The Company enters into foreign currency forward contracts with a related party to hedge its exposure to variability in foreign currency cash flows resulting from the net investments in its U.K. Subsidiaries. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These hedges are primarily for a three-month period and are used to limit exposure to foreign currency exchange rate fluctuations.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

      A summary of the foreign currency forward contracts is as follows:

	Three Months
	Ended March 31,

	2003	2004

	(in thousands)
Notional value	$2,440	$6,030
Fair value	2,423	6,033

Unrealized gains (losses)	17	(3)
Realized gains (losses)	(59)	(30)

Net change	$(42)	$(33)

15.	Savings and Retirement Plans

      The Company, through its subsidiary, MarketAxess Corporation, offers its U.S. employees the opportunity to invest in a defined contribution 401(k) plan (the “401(k) Plan”). The 401(k) Plan is available to all full-time employees of the Company. The Company made no contributions to the 401(k) Plan for the three months ended March 31, 2003 and 2004, although it has discretion to do so in the future.

16.	Customer Concentration

      During the three months ended March 31, 2003 and 2004, no single customer accounted for more than 10% of total revenues.

17.	Accumulated Other Comprehensive Income

      Accumulated other comprehensive income is composed of the cumulative currency translation adjustments. The cumulative currency translation adjustments reflect gains or losses on foreign currency translation from operations for which the functional currency is a currency other than the U.S. dollar and is reflected as a component of stockholders’ deficit in the Consolidated Statements of Financial Condition. The following table presents the currency translation adjustment balances for the periods presented:

Three Months Ended
March 31, 2003

(in thousands)
Balance at December 31, 2002	$128
Net change	(42)

Balance at March 31, 2003	$86

Balance at December 31, 2003	$17
Net change	(33)

Balance at March 31, 2004	$(16)

18.	Reverse Stock Split

      On March 30, 2004, the Company’s board of directors authorized a one-for-three reverse stock split of shares of common stock and non-voting common stock to be effective prior to the closing of the Company’s initial public offering. All references in these financial statements to the number of shares of common stock and non-voting common stock of the Company, securities convertible or exercisable therefore and per share amounts have been restated for all periods presented to reflect the effect of the common stock reverse stock split.

MARKETAXESS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED (Continued)

19.	Subsequent Events

      On May 14, 2004, the Company filed an amended Registration Statement on Form S-1 with the SEC for an initial public offering of its common stock. At the time of the issuance of these financial statements, whether a public offering will occur and, if so, the exact amount of the proceeds that the Company will receive, are unknown.

9,000,000 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Co-Managers

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

UBS Investment Bank

Thomas Weisel Partners LLC

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to
be Paid

SEC registration fee	$23,605
NASD filing fee	19,130
Nasdaq National Market listing fee	125,000
Legal fees and expenses	750,000
Accounting fees and expenses	250,000
Printing and engraving expenses	150,000
Blue Sky fees and expenses	10,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous	147,265

Total	$1,500,000

Item 14.	Indemnification of Directors and Officers

      The registrant’s Certificate of Incorporation in effect as of the date hereof and the registrant’s Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the “Certificate”) provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant has obtained liability insurance for its officers and directors.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in the Certificate. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

      All information in this section relating to common stock, warrants and options reflects a one-for-three reverse stock split of shares of the registrant’s common stock to be effected prior to the closing of this offering. All information in this section relating to shares of convertible preferred stock reflects the actual shares issued, which will convert at a 3.33-for-one ratio into shares of common stock upon the closing of this offering. The number of shares and the purchase price of all sales and issuances of shares of common stock prior to June 28, 2001 that are described below have been adjusted to reflect a 10-for-1 stock split of the outstanding shares of common stock and non-voting common stock on June 28, 2001.

      In the preceding three years, the registrant has sold and issued the following securities that were not registered under the Securities Act:

1. On February 7, 2001, the registrant sold 100,000 shares of Series G convertible preferred stock to Banc of America Technology Investments, Inc. for a purchase price of $35.00 per share for total proceeds of $3,500,000.

2. On March 23, 2001, the registrant issued an aggregate of 1,126,219 shares of Series F convertible preferred stock and 360,226 shares of common stock to former stockholders of Trading Edge in connection with the acquisition of Trading Edge by the registrant. The registrant also assumed warrants to purchase an aggregate of 7,967 shares of common stock previously issued by Trading Edge.

3. On April 4, 2001, the registrant sold an aggregate of 64,001 shares of restricted common stock to two employees for a purchase price of $3.60 per share for total proceeds of $230,400 of which 12,801 shares vested immediately, 25,600 shares vested on March 23, 2002 and 25,600 shares vested on March 23, 2003, as part of such employees’ respective compensation packages.

4. On June 11, 2001, the registrant sold 136,744 shares of common stock to Richard M. McVey for a purchase price of $3.60 per share for total proceeds of $492,276, as part of Mr. McVey’s compensation package.

5. On July 1, 2001, the registrant sold 152,837 shares of restricted common stock to Richard M. McVey for a purchase price of $3.60 per share for total proceeds of $550,212, of which 8,044 shares vested on July 1, 2001, 8,044 shares vested on the first day of each month after July 2001 and before January 2003 and the remaining 8,045 shares vested on January 1, 2003, as part of Mr. McVey’s compensation package.

6. On July 6, 2001, the registrant sold 65,000 shares of Series H convertible preferred stock to BNP Paribas for a purchase price of $45.00 per share for total proceeds of $2,925,000.

7. Between April 30, 2001 and January 31, 2002, the registrant issued options to purchase an aggregate of 486,218 shares of common stock at an exercise price of $12.60 per share to broker-

dealers participating on its electronic trading platform in connection with their use of such platform. All of these options have expired unexercised.

8. On April 4, 2002, the registrant sold 300,000 shares of Series I convertible preferred stock to Banc of America Technology Investments, Inc. for a purchase price of $28.00 per share for total proceeds of $8,400,000. In connection therewith, Banc of America Technology Investments, Inc. became a party to an Amended and Restated Warrant to purchase 5,000,002 shares of common stock at an exercise price of $0.003 per share. Such Warrant was originally issued in April 2000 and amended in June 2000 and September 2000. The right to purchase shares of common stock pursuant to such Warrant is allocated to the holders thereof based on their commissions paid to the registrant.

9. On March 1, 2002, the registrant issued an aggregate of 3,500 shares of common stock to two former stockholders of Trading Edge in settlement of a dispute with such persons.

10. In January 2003, May 2003 and January 2004, the registrant issued an aggregate of 18,841 shares of common stock to three former employees of the registrant upon exercise of vested stock options. The shares were issued at an average price of approximately $3.92 per share for total proceeds of $73,824.

11. As of March 31, 2004, the registrant had outstanding options to purchase 4,915,179 shares of our common stock, all of which were granted to employees and non-employee directors of, and consultants to, the registrant in the preceding four years.

      The sales and issuances of securities in the transactions described in items 1, 2, 6, 7, 8 and 9 above were determined to be exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder as transactions by an issuer not involving a public offering. The sales and issuances of securities listed above in items 3, 4, 5, 10 and 11 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits.

Number		Description

1.1		Form of Underwriting Agreement
3	.1***	Amended and Restated Certificate of Incorporation
3	.2***	Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering
3	.3**	Amended and Restated Bylaws
3	.4***	Form of Amended and Restated Bylaws to be in effect upon the closing of this offering
4	.1***	Specimen Common Stock certificate
4	.2**	Sixth Amended and Restated Registration Rights Agreement
4	.3***	Form of Dealer Warrant
4	.4***	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
5	.1***	Opinion of Proskauer Rose LLP

Number		Description

10	.1***	Employment Agreement, dated as of May 3, 2004, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(a)*	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(b)*	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(c)*	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(d)*	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(e)*	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(f)*	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(g)*	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(h)*	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.3**	Stock Option Agreement, dated February 7, 2003, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.4**	Contract of Employment, dated February 11, 2003, by and between MarketAxess Europe Limited and Iain Baillie.
10	.5**	Letter Agreement, dated as of January 25, 2001, by and between MarketAxess Holdings Inc. and John Vande Woude
10	.6**	MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan
10	.7**	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan
10	.8***	Amendment No. 1 to the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan
10	.9***	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans
10	.10***	MarketAxess Holdings Inc. 2004 Stock Incentive Plan
10	.11***	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan
10	.12***	Form of Indemnification Agreement
21	.1*	Subsidiaries of the Registrant
23	.1***	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
23	.2**	Consent of PricewaterhouseCoopers LLP
24	.1****	Powers of Attorney (See Signature Page)

*	Filed previously as an exhibit to the Registration Statement on Form S-1 filed February 11, 2004.

**	Filed previously as an exhibit to Amendment No. 1 to the Registration Statement on Form S-1 filed April 1, 2004.

***	Filed previously as an exhibit to Amendment No. 2 to the Registration Statement on Form S-1 filed May 7, 2004.

****	Filed previously as an exhibit to the Registration Statement on Form S-1 filed February 11, 2004 and Amendment No. 2 to the Registration Statement on Form S-1 filed May 7, 2004.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 14th day of May, 2004.

MARKETAXESS HOLDINGS INC.

By:	/s/ RICHARD M. MCVEY

Richard M. McVey
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ RICHARD M. MCVEY Richard M. McVey	President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	May 14, 2004

/s/ JAMES N.B. RUCKER James N.B. Rucker	Head of Finance and Operations (principal financial and accounting officer)	May 14, 2004

* Stephen P. Casper	Director	May 14, 2004

* William Cronin	Director	May 14, 2004

* Ronald M. Hersch	Director	May 14, 2004

* Wayne D. Lyski	Director	May 14, 2004

* Jerome S. Markowitz	Director	May 14, 2004

* Nicolas S. Rohatyn	Director	May 14, 2004

* John Steinhardt	Director	May 14, 2004

*By: /s/ RICHARD M. MCVEY Richard M. McVey Attorney-in-Fact

INDEX TO EXHIBITS

Number
Description
1.1		Form of Underwriting Agreement
3	.1***	Amended and Restated Certificate of Incorporation
3	.2***	Form of Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering
3	.3**	Amended and Restated Bylaws
3	.4***	Form of Amended and Restated Bylaws to be in effect upon the closing of this offering
4	.1***	Specimen Common Stock certificate
4	.2**	Sixth Amended and Restated Registration Rights Agreement
4	.3***	Form of Dealer Warrant
4	.4***	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
5	.1***	Opinion of Proskauer Rose LLP
10	.1***	Employment Agreement, dated as of May 3, 2004 by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(a)*	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(b)*	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(c)*	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(d)*	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(e)*	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.2(f)*	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(g)*	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.
10	.2(h)*	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.3**	Stock Option Agreement, dated February 7, 2003, by and between MarketAxess Holdings Inc. and Richard M. McVey
10	.4**	Contract of Employment, dated February 11, 2003, by and between MarketAxess Europe Limited and Iain Baillie
10	.5**	Letter Agreement, dated as of January 25, 2001, by and between MarketAxess Holdings Inc. and John Vande Woude
10	.6**	MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan
10	.7**	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan
10	.8***	Amendment No. 1 to the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan
10	.9***	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans
10	.10***	MarketAxess Holdings Inc. 2004 Stock Incentive Plan

Number
Description
10	.11***	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan
10	.12***	Form of Indemnification Agreement
21	.1*	Subsidiaries of the Registrant
23	.1***	Consent of Proskauer Rose LLP (included in Exhibit 5.1
23.2		Consent of PricewaterhouseCoopers LLP
24	.1****	Powers of Attorney

*	Filed previously as an exhibit to the Registration Statement on Form S-1 filed February 11, 2004.

**	Filed previously as an exhibit to Amendment No. 1 to the Registration Statement on Form S-1 filed April 1, 2004.

***	Filed previously as an exhibit to Amendment No. 2 to the Registration Statement on Form S-1 filed May 7, 2004.

****	Filed previously as an exhibit to the Registration Statement on Form S-1 filed February 11, 2004 and Amendment No. 2 to the Registration Statement on Form S-1 filed May 7, 2004.